


SEC MAIL
RECEIVED
PROCESSING
APR 11 2011
WASH, D.C.
211
SECTION



MAGELLAN
HEALTH SERVICES®



IT'S WHO WE ARE

2010 ANNUAL REPORT

2010 FINANCIAL HIGHLIGHTS[1]

(Dollars in thousands, except per share data and number of employees)

OPERATIONS	2010	2009
Net revenue	$ 2,969,240	$ 2,641,814
Net income	$ 138,659	$ 106,671
Earnings per common share	$ 4.03	$ 3.01
Segment profit[2]	$ 291,145	$ 227,237
Depreciation and amortization expense	$ 54,682	$ 47,268
Operating cash flow	$ 308,941	$ 218,573
Capital expenditures	$ 46,162	$ 33,220
Number of employees	4,900	5,200

FINANCIAL POSITION AT YEAR END		
Unrestricted cash and investments	$ 421,830	$ 263,800
Total assets	$ 1,549,432	$ 1,441,041
Total debt	$ 559	$ 0
Total stockholders' equity	$ 1,039,015	$ 950,492

1 The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Magellan's Annual Report on Form 10-K for the year ended December 31, 2010, attached herein.

2 In the above financial table and elsewhere in this annual report, Magellan refers to Segment Profit. Segment Profit is a non-GAAP measure consisting of profit or loss from operations before stock compensation expense, depreciation and amortization, interest expense, interest income, gain on sale of assets, special charges or benefits, and income taxes. For a reconciliation of Segment Profit to consolidated income before income taxes and a discussion of the Company's use of Segment Profit in presenting its financial information, please refer to its Annual Report on Form 10-K for the year ended December 31, 2010, attached herein.

OUR VISION

We are the premier partner in making quality health care more affordable, and innovating to bring clinical excellence into the lives of the people entrusted to our care.

OUR BUSINESSES

- Managed Behavioral Healthcare, Commercial and Public Sector
- Radiology Benefits Management
- Specialty Pharmaceutical Management
- Medicaid Administration

Cover Photo: Magellan employees in Phoenix, Arizona



René Lerer, M.D.
Chairman and Chief Executive Officer

Patricia Tourigny
Human Resources

Adrienne Panning
Corporate Development

OUR MISSION

WITH A FOCUS ON CARE AND RESPECT, WE APPLY CLINICAL EXPERTISE TO ASSIST PEOPLE DURING CHALLENGING TIMES. WE DELIVER INNOVATIVE SOLUTIONS TO OUR CUSTOMERS AND COLLABORATE WITH PROVIDERS TO POSITIVELY INFLUENCE THE HEALTH AND WELL BEING OF INDIVIDUALS AND THE AFFORDABILITY OF CARE.

"We represent many things to the people entrusted to our care – clinical excellence, operational efficiency, product innovator, trusted partner, a community of caring, and technology expert – but it's our employees who bring it all together. *They are Magellan.*"



$2.23
$2.36
$2.16
$3.01
$4.03
2006
2007
2008
2009
2010

DILUTED EARNINGS PER SHARE
(Dollars)



$1,690
$2,156
$2,625
$2,642
$2,969
2006
2007
2008
2009
2010

REVENUE GROWTH
(Dollars in millions)



Specialty Pharmaceutical Management
Medicaid Administration
6%
7%
22%
Radiology Benefits Management
Commercial Behavioral Health
33%
32%
Public Sector Behavioral Health

2010 DIVERSIFIED RESULTS
(Percent of segment profit before corporate expenses)

TO OUR SHAREHOLDERS:

In 2010, Magellan Health Services completed a successful year with strong financial performance and solid business growth. Operating in a dynamic and highly competitive environment, we focused on developing innovative approaches to clinical quality management and cost effectiveness that solidified our market-leading position while providing excellent service to customers and consumers. At the heart of our success, though, were the efforts and dedication of Magellan's 5,000 employees, and you'll see some of their excellent work featured in this report. We represent many things to the people entrusted to our care – clinical excellence, operational efficiency, product innovator, trusted partner, community of caring, and technology expert – but it's our employees who bring it all together. *They are Magellan.*

Our strategy of seeking growth and stability through business diversification continued, as Magellan solidified its standing as the premier specialty health care services company across our business lines – behavioral health, radiology benefits, and specialty pharmaceutical management and Medicaid administration. The breadth of our offerings and our significant experience creating solutions makes us unique. We have a strong position in behavioral health, where we provide services to approximately 10 percent of the U.S. population. But, in 2010, more than a third of our segment profit came from areas outside of behavioral health, a significant change from just a few years ago.

The main drivers of our performance in 2010 were superior care management results, and the sales and implementation of new business across each of our segments. We also positioned the company for success in 2011 by bringing to market new and innovative products and services that meet the challenges our customers face, such as addressing patient safety and cost in radiation oncology and cardiac care, bringing clinical rationale to the high utilization of obstetrical ultrasounds in the Medicaid population, and helping customers deal with the explosive costs of specialty pharmaceuticals. We're also proud of the way we touched people by creating peer specialist support and crisis intervention programs for our behavioral health customers, and, in particular, those with serious mental illness who are the most vulnerable.

With revenue of nearly $3 billion, strong earnings per share growth, and the implementation of our third share repurchase program, Magellan demonstrated its commitment to maximizing shareholder value while ensuring that we have the capital to continue to invest in our business to fuel innovation and growth.

We are constantly evaluating the rapidly changing health care marketplace because we know that future success will be based on our agility in anticipating and responding to customer needs, and our ability to apply experience and technology to create solutions.

It's clear from speaking with current and potential customers, government officials and stakeholders that providing affordable health care continues to be a significant challenge. A year has elapsed since health care reform became law, and it remains to be seen whether our country has found a paradigm that offers greater access to care for the broadest number of people while moderating costs for states, commercial payors and consumers.

Magellan will help our customers address some of the biggest changes that will occur in health care during the next few years. Medicaid, for example, is an increasingly important part of our health care delivery system. According to the Centers for Medicare and Medicaid Services, Medicaid enrollment is projected to increase from 52.9 million in 2010 to 78 million people in 2019, with expenditures growing from $400 billion to more than $840 billion. Medicaid is at the center of state health policy, and fills a range of needs in areas where Magellan has demonstrated strength, like providing mental health and substance abuse services. One of our key initiatives will be supporting states as they work to understand the needs of those with severe mental illness (SMI) within Medicaid. It's a national tragedy that individuals with SMI served by our public mental health system die 25 years earlier, on average, than the general population largely due to treatable conditions.

Another challenge to the health care system is the explosive growth in specialty pharmaceutical costs. We have robust product offerings in place that have helped our customers achieve impressive results, and a Medicaid Administration unit that provides pharmacy benefits administration in half of the states, processing more than 140 million pharmacy claims a year. These are important assets that can have broad applications in bending the cost curve.

Over three decades, Magellan has evolved from a collection of regional behavioral health companies to a broad-based specialty health care services company serving customers and consumers nationally. We've built a foundation for sustained profitable growth by proving that high-quality, specialized and affordable care are not mutually exclusive ideas. We have a vision for the future, a strategy for success and see ample opportunities to expand our product offerings and customer base.

Thank you for your continued confidence.



René Lerer, M.D.
Chairman and Chief Executive Officer

Cindy Wilkins
Public Sector Behavioral Health

WE ARE
CLINICAL EXCELLENCE

200+

BEHAVIORAL HEALTH, RADIOLOGY AND SPECIALTY PHARMACEUTICAL CLINICAL ALGORITHMS EMBEDDED IN OUR CASELOGIX ENTERPRISE CLINICAL MANAGEMENT SYSTEM

As a specialty health management company confronting some of today's most difficult health care challenges, we employ clinical experts with deep knowledge of these complex, costly clinical areas who recognize what successful outcomes mean for our customers, providers and members. All of our programs are supported by panels of outside clinicians – recognized authorities who collaborate with us to provide the counsel, insights and clinical guidance behind our products. We have a common approach to the management of care, utilizing evidence-based algorithms, created by our clinical staff supported by external experts, that undergo rigorous, ongoing review and update. Our quality management process and outcomes measurement tools are consistent across our enterprise, ensuring that our programs are delivering meaningful impact to the members we serve and value to our clients.



Katie Ayotte
Magellan of Arizona Governance Board Member

A person dies by suicide every 16 minutes in the United States. As this rate continues to rise, Magellan – one of only two health care organizations invited to join the National Action Alliance for Suicide Prevention – and Arizona's Division of Behavioral Health Services, united to implement an innovative suicide prevention and intervention program that offers mental health providers enhanced training from experts like Cindy *(left)* to help them more effectively address suicide. The program has been recognized nationally by the Suicide Prevention Resource Center and is leveraged in communities across the country. Katie *(above)* is a suicide attempt survivor who serves as a member of our Magellan of Arizona Governance Board alongside other community stakeholders, helping to enhance the program and reduce the stigma associated with suicide and mental illness.



Anita Morin
Coventry Health Care

Amy *(right)* works with customers like Anita, *(above)* at Coventry Health Care, to implement ICORE's Medical Pharmacy Solutions program, which helps payors better administer their medical drug costs and overcome the complexities of managing chronic health conditions. Magellan's innovative, market-leading approach aligns physician incentives with the health plans in selecting the most appropriate and cost-effective regimens, enhances quality of care by ensuring adherence to nationally recognized standards of care, and assists plans in the adjudication of these complex claims. This is all in pursuit of the highest quality care at the most affordable cost.

WE ARE PRODUCT INNOVATORS

15,000+

PEOPLE NATIONWIDE WHO HAVE ACCESSED OUR FREE BEHAVIORAL HEALTH RESILIENCY AND RECOVERY ONLINE E-COURSES

Innovation means being able to spot trends, see the challenges that lie ahead, and find better ways to produce superior results and stay ahead of the curve. Magellan consistently has an eye toward the future, following specialty health care trends, consulting with our clinical advisory boards and anticipating new customer needs in order to develop and implement programs that fill a marketplace gap and improve clinical effectiveness.

What is on our radar? Our latest innovations span a variety of disciplines: radiation oncology, obstetrical ultrasound management, substance use disorder programs, and peer-assisted support initiatives, among many others.

As another example, specialty drugs represent some of the most rapidly increasing health care costs today: by 2012, 11 of the top 16 drugs on the market will be specialty injectables. Not only can they be costly, they are often administered by injection or infusion and are covered through a complex mechanism of benefits crossing both the medical and pharmacy benefit. Magellan is tackling the issue head-on with ICORE's groundbreaking product *(featured at left)*, Medical Pharmacy Solutions.

Amy Van Buren
ICORE

WE ARE

EXPERTS IN APPLYING INFORMATION TECHNOLOGY


HOME
GAMES
PARENTS
RADZONE


US - Radiology Providers by State
Imaging Threshold Report
Modality Disapproval Rates
Percentage of Clinical Disapprovals

Brian and Laurel *(right)* represent the joined forces from our business and IT departments that work side-by-side to develop creative, interactive and more meaningful ways to educate and assist members, providers and customers in our radiology benefits management unit, NIA. In 2010, NIA developed a unique web tool – the Radiation Calculator – to help consumers track their exposure to radiation, providing easy to understand comparisons to real world situations that can drive smarter radiology choices. We are also in the final development stage for RadZone, an educational, fun website for today's technology-savvy children, with colorful animations and characters that help them understand the process and overcome their fears when it's time to get an X-ray, CT scan or MRI.

We also have enhanced our award-winning provider web portal, RadMD, to make it easier and faster for providers to submit and track claims and authorization requests and minimize their time away from patients. For health plans, we are constantly improving our nationally recognized customer dashboards. Information that was once buried in piles of reports now comes alive on one screen that offers high level aggregate data and allows the user to find the information they need, no matter how broad or specific.


MAGELLAN
HEALTH SERVICES
Brian Potts
Information Technology

Laurel Douty
NIA

179,000+

AVERAGE MONTHLY VISITS TO RADMD.COM, NIA'S PROVIDER WEB PORTAL

As the health care system has grown more complex, so have the ways people use technology to access and organize information. Whether you're a consumer looking for information to make well-informed health care decisions, a provider checking the status of a claim, or a health plan looking to manage large volumes of data, Magellan has more than 800 IT professionals looking into the future, enhancing tools and identifying new technological solutions to manage health information. Through our flexibility and comprehensive insights, we are at the forefront of helping our partners, members and providers turn information into actions that achieve positive health outcomes.

WE ARE

OPERATIONAL EFFICIENCY

As experts in managing a broad variety of complex health care specialties, operational efficiency is essential for Magellan in order to provide exceptional service to providers and members and maximum value for our customers. We're always seeking ways to improve performance and resourcefulness: in our care management centers that provide 24/7 support and crisis management nationwide, in our underwriting and actuarial processes, paying claims and adjudicating services, in managing our networks and contracts – in all aspects of our business.

In 2010, NIA made many enhancements to the way in which we interact with providers. As an example, in order to improve our clinical review process, we created specialty teams for our nursing review group, focused on specific areas of radiology such as oncology, neurology and cardiology. Nurses in these groups, including Veronica *(below right)*, are partnered with a Physician Clinical Advisor, like David *(below left)*, to provide ongoing coaching, audit cases and ensure that the team fully understands the clinical rationale for our reviews. We know that when we do our job better, our providers get the information they need and get back to what they do best – providing quality care for our members.


David Hodges, M.D.

From left to right:
David Hodges, M.D., *Physician Clinical Advisor*
Marsha Marsh, *NIA*
Nathan Skaggs, *NIA*
Veronica Judd, RN, *NIA*

Behavioral health crises don't all happen during normal business hours, making it a real challenge for providers like Carolyn *(below)* to support those in emotional distress after hours, particularly in rural parts of the state. Magellan and the Iowa Department of Human Services partnered to establish a system of crisis stabilization services in community centers like the Hillcrest Family Services Wellness Center in Dubuque. Investing in this program means that communities who might otherwise not be able to provide around-the-clock support can now offer access to professional and peer support 24 hours a day, seven days a week through hotlines, on-site response and intervention, and telehealth connections. At a time when many community mental health centers are forced to trim budgets and services, Magellan employees like Joan and Kelley *(below)* are helping Hillcrest to do more for their community.



Kelley Pennington Ph.D., MSW and Joan Discher
Public Sector Behavioral Health

Carolyn Lange, MSE
NE Iowa Regional Coordinator for Crisis Stabilization

WE ARE
PARTNERS WITH OUR CUSTOMERS

We live in an era of tightening budgets, increasing demands and doing more with less. At Magellan, we strive to become true partners with our customers, helping them face their everyday challenges by working smarter and knowing what matters most. For example, over the course of Magellan Medicaid Administration's 26-year relationship with the State of Pennsylvania, we have implemented every legislative change on time and within budget, and leveraged a successful platform developed for PACE (Program of All-Inclusive Care for the Elderly) to administer pharmacy benefits for 11 other programs in the state. Every day, we make sure that we are working side-by-side with our customers to meet the unique demands of providers, members and communities.

$30,000

RAISED BY OUR ST. LOUIS EMPLOYEES IN 2010 FOR BJC WINGS PEDIATRIC HOSPICE CARE PROGRAM

Magellan Cares, and not just because it's our business to manage increasingly complex health care for millions of Americans. The lives we touch every day through our work are just the beginning. We bring that care and support into the communities where we work and live by volunteering, fundraising for local and national organizations, supporting our troops, and participating in events that raise awareness of important health issues. The examples shown on this page represent just a few of the many ways that Magellan personifies its valued "culture of caring," as a company and as individuals, through hands-on service and a heartfelt commitment to providing hope and strength to others.



Rebecca Lestner is Magellan's community relations manager, coordinating corporate social responsibility activities in support of the communities where we live and work.



Toni McClure was one of several Magellan employees to respond to the Gulf Coast oil spill, providing mental health screenings as an active partner in the Our Home, Louisiana Coalition launched by Blue Cross and Blue Shield of Louisiana.



Fareeda Griffin was a team captain for one of 14 teams who raised money for the NAMIWalks in 2010. Each year for more than a decade, hundreds of Magellan employees, their families and friends, have walked alongside community members, advocates and concerned citizens in support of the National Alliance on Mental Illness.



Karen Kirkpatrick is a member of the Magellan Spirit Team Advisory Board. In 2010, the Magellan Spirit Team continued its "Supporting Our Troops" initiative, using employee donations to purchase Visa gift cards for military troops overseas.



WE ARE A COMMUNITY OF CARING

Barbara Westland
Director of Barnes Jewish Christian Hospital Hospice Program



Doris Rogers and Gene Meyer lead Magellan's St. Louis employees in two annual events – a golf tournament and trivia night, respectively – that support the Barnes Jewish Christian Hospital Wings Pediatric Hospice Program.

Magellan Employees Give Back

In the past 10 years, Magellan's St. Louis employees and vendors have come together to personally raise more than a quarter million dollars for the Barnes Jewish Christian Hospital (BJC) Wings Pediatric Hospice Program – a specialized, home-based program to support children with life-limiting illnesses and their families. In 2010, Magellan's fundraisers supported the program's Labyrinth Retreat for Teens, which is designed to help youth cope after experiencing a loss, promoting positive expressions of grief and encouraging recovery. Barbara *(above)* is the director of the BJC Hospice program and has worked with Doris, Gene *(left)* and many Magellan employees during their partnership. "The Magellan employees have continuously shown a tremendous commitment to the community and the BJC Wings program. Working together to meet the needs in our local community gives us all a sense of purpose and gratification."

OUR LEADERSHIP


MAGELLAN
HEALTH SERVICES
Getting Better All the Time
MGLN
NASDAQ

Magellan leadership opens NASDAQ on October 6, 2010

Pictured in front row from left to right: Anne McCabe, Suzanne Kunis, Tina Blasi, Renie Shapiro, René Lerer, Karen Rohan, Joe Bogdan, Tony Kotin; pictured in the back row from left to right: Caskie Lewis-Clapper, Tim Nolan, Dan Gregoire, Jon Rubin, Ed Christie, Gary Anderson, Alan Lotvin, Rachel Rowland, and David Carter.

BOARD OF DIRECTORS

René Lerer, M.D.
Chairman and Chief Executive Officer
Magellan Health Services, Inc.

Eran Broshy
Senior Advisor
Providence Equity, LLC

Michael S. Diament
Former Portfolio Manager
and Director of Bankruptcies
and Restructurings
Q Investments

William D. Forrest
Managing Partner and Equity Owner
Tower Three Partners, LLC

Nancy L. Johnson
Senior Public Policy Advisor
Baker, Donelson, Bearman,
Caldwell & Berkowitz, P.C.

Robert M. Le Blanc
Managing Director
Onex Corporation

William J. McBride
Retired President and
Chief Operating Officer
Value Health, Inc.

Michael P. Ressner
Retired Vice President of Finance
Nortel Networks Corporation

OFFICERS

René Lerer, M.D.
Chairman and Chief Executive Officer

Karen S. Rohan
President

Jonathan N. Rubin
Chief Financial Officer

Daniel N. Gregoire
General Counsel and Secretary

Caskie Lewis-Clapper
Chief Human Resources Officer

Tina M. Blasi
Chief Executive Officer
National Imaging Associates, Inc.

Alan M. Lotvin, M.D.
President
ICORE Healthcare, LLC

Timothy P. Nolan
President
Magellan Medicaid Administration, Inc.

Keith Dixon Ph.D.
President
Behavioral Health

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-6639

MAGELLAN HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**58-1076937**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
55 Nod Road, Avon, Connecticut	**06001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(860) 507-1900**

Securities registered pursuant to Section 12(b) of the Act: **None.**

Title of Each Class	Name of Each Exchange on which Registered
Ordinary Common Stock, par value $0.01 per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Ordinary Common Stock ("common stock") held by non-affiliates of the registrant based on the closing price on June 30, 2010 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $1.2 billion.

The number of shares of Magellan Health Services, Inc.'s common stock outstanding as of February 23, 2011 was 33,057,555.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2011 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

MAGELLAN HEALTH SERVICES, INC.

REPORT ON FORM 10-K

For the Fiscal Year Ended December 31, 2010

Table of Contents

PART I

Cautionary Statement Concerning Forward-Looking Statements

This Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Examples of forward-looking statements include, but are not limited to, statements the Company makes regarding our future operating results and liquidity needs. Although the Company (as defined below) believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth under the heading "Risk Factors" in Item 1A and elsewhere in this Form 10-K. When used in this Form 10-K, the words "estimate," "anticipate," "expect," "believe," "should" and similar expressions are intended to be forward- looking statements.

Any forward-looking statement made by the Company in this Form 10-K speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

You should also be aware that while the Company from time to time communicates with securities analysts, the Company does not disclose to them any material non-public information, internal forecasts or other confidential business information. Therefore, to the extent that reports issued by securities analysts contain projections, forecasts or opinions, those reports are not the Company's responsibility and are not endorsed by the Company. You should not assume that the Company agrees with any statement or report issued by any analyst, irrespective of the content of the statement or report.

Item 1. Business

Magellan Health Services, Inc. ("Magellan") was incorporated in 1969 under the laws of the State of Delaware. Magellan's executive offices are located at 55 Nod Road, Avon, Connecticut 06001, and its telephone number at that location is (860) 507-1900. Reference in this report to the "Company" include the accounts of Magellan, its majority owned subsidiaries, and all variable interest entities ("VIEs") for which Magellan is the primary beneficiary.

Business Overview

The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. As a result of certain aquisitions, the Company expanded into radiology benefits management and specialty pharmaceutical management during 2006, and into Medicaid administration during 2009. The Company provides services to health plans, insurance companies, employers, labor unions and various governmental agencies. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

Managed Behavioral Healthcare

Two of the Company's segments are in the managed behavioral healthcare business. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company generally does not directly provide, or own any provider of, treatment services except as related to the Company's contract to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Behavioral Health Authority (the "Maricopa Contract"). Under the Maricopa Contract, effective August 31, 2007 the Company was required to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest itself of these facilities over a two year period. All of the direct care facilities were divested as of December 31, 2009.

The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a substantial portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only ("ASO") products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of the treatment services, and (iii) employee assistance programs ("EAPs") where the Company provides short-term outpatient behavioral counseling services.

The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following two segments:

Commercial. The Managed Behavioral Healthcare Commercial segment ("Commercial") generally reflects managed behavioral healthcare services and EAP services provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members, as well as with employers, including corporations, governmental agencies, and labor unions. Commercial's contracts encompass risk-based, ASO and EAP arrangements. As of December 31, 2010, Commercial's covered lives were 4.7 million, 19.8 million and 12.5 million for risk-based, ASO and EAP products, respectively. For the year ended December 31, 2010, Commercial's revenue was $433.9 million, $123.5 million and $94.8 million for risk-based, ASO and EAP products, respectively.

Public Sector. The Managed Behavioral Healthcare Public Sector segment ("Public Sector") generally reflects services provided to recipients under Medicaid and other state sponsored programs under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements. As of December 31, 2010, Public Sector's covered lives were 1.6 million and 0.3 million for risk-based and ASO products, respectively. For the year ended December 31, 2010, Public Sector's revenue was $1.4 billion and $5.6 million for risk-based and ASO products, respectively.

Radiology Benefits Management

The Radiology Benefits Management segment ("Radiology Benefits Management") generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services currently are provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members. The Company also contracts with state and local governmental agencies for the provision of such services to Medicaid recipients. The Company offers its radiology benefits management services through risk-based contracts, where the Company assumes all or a substantial portion of the responsibility for the cost of providing diagnostic imaging services, and through ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services. As of

December 31, 2010, covered lives for Radiology Benefits Management were 5.0 million and 14.7 million for risk-based and ASO products, respectively. For the year ended December 31, 2010, revenue for Radiology Benefits Management was $403.5 million and $50.6 million for risk-based and ASO products, respectively.

Specialty Pharmaceutical Management

The Specialty Pharmaceutical Management segment ("Specialty Pharmaceutical Management") comprises programs that manage specialty drugs used in the treatment of complex conditions such as, cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs with sensitive handling or storage needs, many of which may be physician administered. Patients receiving these drugs require greater amounts of clinical support than those taking more traditional agents. Payors require clinical, financial and technological support to maximize the value delivered to their members using these expensive agents. The Company's specialty pharmaceutical management services are provided under contracts with health plans, insurance companies, and governmental agencies for some or all of their commercial, Medicare and Medicaid members. The Company's specialty pharmaceutical services include: (i) contracting and formulary optimization programs; (ii) specialty pharmaceutical dispensing operations; (iii) strategic consulting services; and (iv) medical pharmacy management programs. The Company's Specialty Pharmaceutical Management segment had contracts with 43 health plans and several pharmaceutical manufacturers and state Medicaid programs as of December 31, 2010.

Medicaid Administration

The Medicaid Administration segment ("Medicaid Administration") generally reflects integrated clinical management services provided to the public sector to manage Medicaid pharmacy, mental health and long-term care programs. The primary focus of the Company's Medicaid Administration unit involves providing pharmacy benefits administration ("PBA") services under contracts with states to Medicaid and other state sponsored program recipients. Medicaid Administration's contracts encompass Fee-For-Service ("FFS") arrangements. In addition to Medicaid Administration's FFS contracts, effective September 1, 2010, Public Sector has subcontracted with Medicaid Administration to provide pharmacy benefits management services on a limited risk basis for one of Public Sector's customers.

Corporate

This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.

See Note 11—"Business Segment Information" to the consolidated financial statements for certain segment financial data relating to our business set forth elsewhere herein.

Acquisition of ICORE Healthcare, LLC

On July 31, 2006, the Company acquired all of the outstanding units of membership interest of ICORE Healthcare, LLC ("ICORE"), a specialty pharmaceutical management company, and ICORE became a wholly-owned subsidiary. The Company reports the results of operations of ICORE in the Specialty Pharmaceutical Management segment.

The Company paid or agreed to pay to the previous unitholders of ICORE, (i) $161 million of cash at closing; (ii) $24 million of cash that was used by the unitholders of ICORE to purchase Magellan restricted stock with such restricted stock recorded as stock compensation expense over a three year vesting period, provided the unitholders did not earlier terminate their employment with

Magellan; (iii) $25 million plus accrued interest (the "Deferred Payment"), subject to any indemnity claims Magellan may have had under the purchase agreement; and (iv) the amount of positive working capital that existed at ICORE on the closing date which was $18.2 million.

Acquisition of First Health Services

Pursuant to the June 4, 2009 Purchase Agreement (the "Purchase Agreement") with Coventry Health Care ("Coventry"), on July 31, 2009 the Company acquired (the "Acquisition") all of the outstanding equity interests of Coventry's direct and indirect subsidiaries First Health Services Corporation ("FHS"), FHC, Inc. ("FHC") and Provider Synergies, LLC (together with FHS and FHC, "First Health Services") and certain assets of Coventry which are related to the operation of the business conducted by First Health Services. As consideration for the Acquisition, the Company paid $115.4 million in cash, excluding cash acquired and including a payment of $7.4 million for excess working capital with such amount being subject to final adjustments as provided in the Purchase Agreement. The Company is in negotiations with Coventry on settlement of the working capital adjustment, and anticipates a return of $0.9 million. The Company funded the Acquisition with cash on hand.

Effective July 1, 2010 the Company discontinued the use of the name First Health Services Corporation and officially changed such name to "Magellan Medicaid Administration, Inc." The Company reports the results of operations of Magellan Medicaid Administration, Inc. within the Medicaid Administration segment.

Industry

According to the Centers for Medicare and Medicaid Services ("CMS"), U.S. healthcare spending was projected to have increased 3.9 percent to $2.6 trillion in 2010, representing more than 17 percent of the gross domestic product. With the uncertain economic environment, rising healthcare costs, increased fiscal pressures on federal and state governments, implementation of healthcare reform, healthcare spending will continue to be one of the greatest pressing issues for the American public and the government agencies. The rapidly evolving clinical and technological environment demands the expertise of specialized healthcare management services to provide both high-quality and affordable care.

Through 2005, the Company predominantly operated in the managed behavioral healthcare industry. Since 2005, the Company has diversified into the areas of radiology benefits management, specialty pharmaceutical management, and Medicaid administration. The Company has transformed itself into a diversified specialty managed healthcare company by entering various healthcare cost and care management areas that represent a meaningful portion of the healthcare dollar and that are growing at a disproportionately higher rate than other areas of healthcare. The Company defines areas of healthcare that can be carved out for specialty healthcare management to be areas where:

- The management and cost of care are separable from other areas of healthcare management;
- The Company can provide value to its customers resulting from managing care beyond what such customers can achieve on their own; and
- The value that the Company provides to its customers is measurable.

Business Strategy

The Company is engaged in the specialty managed healthcare business. It currently provides managed behavioral healthcare services, radiology benefit management services, specialty pharmaceutical management services, and Medicaid administration. The Company's strategy is to expand its participation in the healthcare management services market through the expansion of its existing businesses and diversification into new specialties and services. The Company believes that its clients would prefer to consolidate outsourced vendors and that as a vendor offering multiple outsourced products, it will have a competitive advantage in the market. The Company seeks to grow its specialty managed healthcare business through the following initiatives:

Expanding the managed behavioral healthcare business. The Company has operated in both the commercial and public sectors of managed behavioral healthcare by ensuring the delivery of quality outcomes and appropriate care through its unique behavioral healthcare expertise in managing clinical care, provider networks, claims, and customer service. The Company focuses on continually developing and providing innovative and cost effective solutions to its customers. Through its commercial behavioral segment, the Company seeks to provide a superior outsourced alternative to its health plan and employer customers. The Company has expanded its product offerings in response to legislative changes affecting autism. Through its Public Sector segment, the Company seeks to help state and local governments deal with their fiscal pressures resulting from increasing Medicaid enrollment and rising healthcare costs. The Company intends to continue marketing both its risk-based and ASO products, as well as new products, to its existing customer base and new customers, and to cross-sell its behavioral product portfolio to its other specialty segments' customer base.

Expanding the radiology benefits management services business. As relates to radiology benefits management, the Company's strategy is to deliver innovative and clinically appropriate radiology management programs that create value for its clients through the reduction in the number of inappropriate radiology services and ensure the delivery of appropriate services through quality providers. The Company seeks to distinguish itself in the marketplace through a focus on clinical excellence, provider partnerships, product and service innovation, and consumerism. The Company continues to expand its product portfolio with customer-focused solutions in radiation oncology therapy management, cardiac management, and obstetrical ultrasound management. In addition to selling its programs to new customers, the Company's growth strategy is also focused on continuing to develop innovative new products and to expand membership with current customers, upsell additional products to existing customers, and cross-sell to its other specialty segments' customer base.

Expanding the specialty pharmaceutical management business. The Company has continued to focus on the expansion of its unique service model of providing contracting and formulary optimization services, specialty pharmaceutical dispensing services, and strategic solutions consulting. The Company utilizes its operational platform, software development, and claims processing expertise to develop specialty pharmaceutical management products that drive savings for its customers. The Company expanded its product portfolio in 2009 to include a medical pharmacy management product, which manages the cost and quality of therapeutic inventions in conditions such as oncology and autoimmune diseases regardless of whether the drugs are paid under the medical or pharmacy benefit. The company intends to to market the medical pharmacy management product to both existing and new health plan and Medicaid customers. The Company continues to cross-sell to its other specialty segments' customer base.

Expanding the Medicaid administration business. The Company believes it can leverage its operational platform and expertise to expand and enhance its Medicaid administration service offerings to help government clients manage their health care spending. In 2010, the Company developed additional capabilities to enable it to compete as a limited risk-bearing pharmacy benefits manager supporting Medicaid managed care organizations. The Company intends to cross-sell Medicaid administration services to its other specialty segments' customer base, expand the current scope of services under its existing customer contracts by up-selling its broader pharmacy benefits management capabilities, and market its pharmacy benefits management services to both state health plan sponsors and Medicaid managed care organizations.

Expanding product penetration in new or growing markets. The Company seeks to expand its existing products and services in new and/or growing markets. In particular, the Medicaid market has grown significantly in recent years as a result of economic conditions, and is expected to materially expand in 2014 and beyond as a result of the Patient Protection and Affordable Care Act ("PPACA"). As governments face increasing fiscal challenges, the Company believes that there may be opportunities to help state and local governments manage their healthcare costs though the use of its specialty managed healthcare services. With Medicaid experience in managed behavioral healthcare, radiology benefits management, specialty pharmaceutical management, and Medicaid administration, the Company believes it is positioned to grow its membership and revenues in the Medicaid market over the long term as a result of its proven expertise in managing these services.

Continued selective diversification of business lines. The Company actively evaluates opportunities to enter other significant, high trend specialty healthcare businesses that would leverage its expertise and core competencies and/or that could draw on its existing customer relationships.

Customer Contracts

The Company's contracts with customers typically have terms of one to three years, and in certain cases contain renewal provisions (at the customer's option) for successive terms of between one and two years (unless terminated earlier). Substantially all of these contracts may be immediately terminated with cause and many of the Company's contracts are terminable without cause by the customer or the Company either upon the giving of requisite notice and the passage of a specified period of time (typically between 60 and 180 days) or upon the occurrence of other specified events. In addition, the Company's contracts with federal, state and local governmental agencies generally are conditioned on legislative appropriations. These contracts generally can be terminated or modified by the customer if such appropriations are not made. The Company's contracts for managed behavioral healthcare and radiology benefits management services generally provide for payment of a per member per month fee to the Company. See "Risk Factors—Risk-Based Products" and "—Reliance on Customer Contracts."

The Company's contracts with the State of Tennessee's TennCare program ("TennCare") and the Company's Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2008. The Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the years ended December 31, 2009 and 2010.

The Company also has a significant concentration of business with various counties in the State of Pennsylvania (the "Pennsylvania Counties") which are part of the Pennsylvania Medicaid program, and with various areas in the State of Florida (the "Florida Areas") which are part of the Florida Medicaid program. See further discussion related to these significant customers in "Risk Factors—Reliance on Customer Contracts." In addition, see "Risk Factors—Dependence on Government Spending" for discussion of risks to the Company related to government contracts.

Provider Network

Except for certain services which were provided under the Maricopa Contract (see "Business—Business Overview"), the Company's managed behavioral healthcare services and EAP treatment services are provided by a contracted network of third-party providers, including psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The number and type of providers in a particular area depend upon customer preference, site, geographic concentration and demographic composition of the beneficiary population in that area. The Company's managed behavioral healthcare network consists of approximately 75,000 behavioral healthcare providers, including facility locations, providing various levels of care nationwide. The Company's network providers are almost exclusively independent contractors located throughout the local areas in which the Company's customers' beneficiary populations reside. Outpatient network providers work out of their own offices, although the Company's personnel are available to assist them with consultation and other needs.

Non-facility network providers include both individual practitioners, as well as individuals who are members of group practices or other licensed centers or programs. Non-facility network providers typically execute standard contracts with the Company under which they are generally paid on a fee-for-service basis.

Third-party network facilities include inpatient psychiatric and substance abuse hospitals, intensive outpatient facilities, partial hospitalization facilities, community health centers and other community-based facilities, rehabilitative and support facilities and other intermediate care and alternative care facilities or programs. This variety of facilities enables the Company to offer patients a full continuum of care and to refer patients to the most appropriate facility or program within that continuum. Typically, the Company contracts with facilities on a per diem or fee-for-service basis and, in some limited cases, on a "case rate" or capitated basis. The contracts between the Company and inpatient and other facilities typically are for one-year terms and are terminable by the Company or the facility upon 30 to 120 days' notice.

Historically, the Company's radiology benefits management services were provided by a network of third-party providers that were contracted by the customers of the Company to provide such services to the customers' members or enrollees. To support its offering of risk-based arrangements, the Company has developed and continues to expand a proprietary network of providers directly, through the use of its internal networking resources, and indirectly through a network contracting company. Network providers include diagnostic imaging centers, radiology departments of hospitals that provide advanced imaging services on an outpatient basis, and individual physicians or physician groups that own advanced imaging equipment and specialize in certain specific areas of care. The Company contracts with these providers on a fee-for-service basis.

Competition

The Company's business is highly competitive. The Company competes with other healthcare organizations as well as with insurance companies, including health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), third-party administrators ("TPAs"), independent practitioner associations ("IPAs"), multi-disciplinary medical groups, pharmacy benefit managers ("PBMs"), healthcare information technology solutions, and other specialty healthcare and managed care companies. Many of the Company's competitors, particularly certain insurance companies, HMOs, technology companies, and PBMs are significantly larger and have greater financial, marketing and other resources than the Company, and some of the Company's competitors provide a broader range of services. The Company competes based upon quality and reliability of its services, a focus on clinical excellence, product and service innovation and proven expertise in its business lines. The Company may also encounter competition in the future from new market entrants. In addition, some of the Company's customers that are managed care companies may seek to provide specialty managed healthcare services directly to their subscribers, rather than by contracting with the Company for such services. Because of these factors, the Company does not expect to be able to rely to a significant degree on price increases to achieve revenue growth, and expects to continue experiencing pricing pressures.

Insurance

The Company maintains a program of insurance coverage for a broad range of risks in its business. The Company has renewed its general, professional and managed care liability insurance policies with unaffiliated insurers for a one-year period from June 17, 2010 to June 17, 2011. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability and managed care errors and omissions liability policies are written on a "claims-made" basis, subject to a $1.0 million per claim ($10.0 million per class action claim) un-aggregated self-insured retention for managed care liability, and a $0.05 million per claim un-aggregated self-insured retention for professional liability.

The Company maintains separate general and professional liability insurance policies with an unaffiliated insurer for its Specialty Pharmaceutical Management business. The Specialty Pharmaceutical Management insurance policies have a one-year term for the period June 17, 2010 to June 17, 2011. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability policy is written on a "claims-made" basis, subject to a $0.05 million per claim un-aggregated self-insured retention.

The Company maintains separate professional liability insurance policies with unaffiliated insurers for its Maricopa Contract business for the behavioral health direct care facilities. The Maricopa Contract professional liability insurance policies effective dates are from September 1, 2008 to September 1, 2009. The Company purchased a five-year extended reporting period for the professional liability policies effective September 1, 2009 for the period September 1, 2009 to September 1, 2014, subject to a $0.5 million per claim un-aggregated self-insured retention. The professional liability policies are written on a "claims-made" basis.

The Company is responsible for claims within its self-insured retentions, and for portions of claims reported after the expiration date of the policies if they are not renewed, or if policy limits are exceeded. The Company also purchases excess liability coverage in an amount that management believes to be reasonable for the size and profile of the organization.

See "Risk Factors—Professional Liability and Other Insurance," for a discussion of the risks associated with the Company's insurance coverage.

Regulation

General. The specialty managed healthcare industry is subject to extensive and evolving state and federal regulation. The Company is subject to certain state laws and regulations, including those governing the licensing of insurance companies, HMOs, PPOs, TPAs, pharmacies and companies engaged in utilization review and specialty pharmaceutical management. In addition, the Company is subject to regulations concerning the licensing of healthcare professionals, including restrictions on business corporations from providing, controlling or exercising excessive influence over healthcare services through the direct employment of physicians, psychiatrists or, in certain states, psychologists and other healthcare professionals. These laws and regulations vary considerably among states and the Company may be subject to different types of laws and regulations depending on the specific regulatory approach adopted by each state to regulate the managed care and specialty pharmacy businesses and the provision of healthcare treatment services. In addition, the Company is subject to certain federal laws as a result of the role it assumes in connection with managing its customers' employee benefit plans. The regulatory scheme generally applicable to the Company's operations is described in this section.

The Company believes its operations are structured to comply in all material respects with applicable laws and regulations and that it has received all licenses and approvals that are material to the operation of its business. However, regulation of the specialty managed healthcare industry is constantly evolving, with new legislative enactments and regulatory initiatives at the state and federal levels being implemented on a regular basis. Consequently, it is possible that a court or regulatory agency may take a position under existing or future laws or regulations, or as a result of a change in the interpretation thereof, that such laws or regulations apply to the Company in a different manner than the Company believes such laws or regulations apply. Moreover, any such position may require significant alterations to the Company's business operations in order to comply with such laws or regulations, or interpretations thereof. Expansion of the Company's business to cover additional geographic areas, to serve different types of customers, to provide new services or to commence new operations could also subject the Company to additional licensure requirements and/or regulation. Failure to comply with applicable regulatory requirements could have a material adverse affect on the Company.

Licenses. Certain regulatory agencies having jurisdiction over the Company possess discretionary powers when issuing or renewing licenses or granting approval of proposed actions such as mergers, a change in ownership, transfer or assignment of licenses and certain intra-corporate transactions. One or multiple agencies may require as a condition of such license or approval that the Company cease or modify certain of its operations or modify the way it operates in order to comply with applicable regulatory requirements or policies. In addition, the time necessary to obtain a license or approval varies from state to state, and difficulties in obtaining a necessary license or approval may result in delays in the Company's plans to expand operations in a particular state and, in some cases, lost business opportunities.

In recent years, in response to governmental agency inquiries or discussions with regulators, the Company has determined to seek licensing for its managed behavioral healthcare and radiology benefits management business as a single service HMO, TPA or utilization review agent in one or more jurisdictions. The Company has also sought and obtained utilization review licenses in some states for its pharmaceutical management business. Compliance activities, mandated changes in the Company's operations, delays in the expansion of the Company's business or lost business opportunities as a result of regulatory requirements or policies could have a material adverse effect on the Company. As discussed below in the section entitled "Regulations Affecting the Company's Pharmacies," the Company is subject to certain state licensure requirements in relation to its specialty pharmaceutical management business.

Insurance, HMO and PPO Activities. To the extent that the Company operates or is deemed to operate in some states as an insurance company, HMO, PPO or similar entity, it may be required to comply with certain laws and regulations that, among other things, may require the Company to maintain certain types of assets and minimum levels of deposits, capital, surplus, reserves or net worth. In many states, entities that assume risk under contracts with licensed insurance companies or HMOs have not been considered by state regulators to be conducting an insurance or HMO business. As a result, the Company has not sought licenses as either an insurer or HMO in certain states.

The National Association of Insurance Commissioners (the "NAIC") has undertaken a comprehensive review of the regulatory status of entities arranging for the provision of healthcare services through a network of providers that, like the Company, may assume risk for the cost and quality of healthcare services, but that are not currently licensed as an HMO or similar entity. As a result of this review, the NAIC developed a "health organizations risk-based capital" formula, designed specifically for managed care organizations, that establishes a minimum amount of capital necessary for a managed care organization to support its overall operations, allowing consideration for the organization's size and risk profile. The NAIC also adopted a model regulation in the area of health plan standards, which could be adopted by individual states in whole or in part, and could result in the Company being required to meet additional or new standards in connection with its existing operations. Certain states, for example, have adopted regulations based on the NAIC initiative, and as a result, the Company has been subject to certain minimum capital requirements in those states. Certain other states, such as Maryland, Texas, New York and New Jersey, have also adopted their own regulatory initiatives that subject entities such as certain of the Company's subsidiaries to regulation under state insurance laws. This includes, but is not limited to, requiring adherence to specific financial solvency standards. State insurance laws and regulations may limit the Company's ability to pay dividends, make certain investments and repay certain indebtedness.

Being licensed as an insurance company, HMO or similar entity could also subject the Company to regulations governing reporting and disclosure, mandated benefits, rate setting and other traditional insurance regulatory requirements. PPO regulations to which the Company may be subject may require the Company to register with a state authority and provide information concerning its operations, particularly relating to provider and payor contracting. The imposition of such requirements could increase the Company's cost of doing business and could delay the Company's conduct or expansion of its business in some areas. The licensing process under state insurance laws can be lengthy and, unless the applicable state regulatory agency allows the Company to continue to operate while the licensing process is ongoing, the Company could experience a material adverse effect on its operating results and financial condition while its license application is pending. In addition, failure to obtain and maintain required licenses typically also constitutes an event of default under the Company's contracts with its customers. The loss of business from one or more of the Company's major customers as a result of such an event of default or otherwise could have a material adverse effect on the Company.

Regulators may impose operational restrictions on entities granted licenses to operate as insurance companies or HMOs. For example, the California Department of Managed Health Care has imposed certain restrictions on the ability of the Company's California subsidiaries to fund the Company's operations in other states, to guarantee or co-sign for the Company's financial obligations, or to pledge or hypothecate the stock of these subsidiaries and on the Company's ability to make certain operational changes with respect to these subsidiaries. In addition, regulators of certain of the Company's subsidiaries may exercise certain discretionary rights under regulations including, without limitation, increasing its supervision of such entities, requiring additional restricted cash or other security.

Utilization Review and Third-Party Administrator Activities. Numerous states in which the Company does business have adopted regulations governing entities engaging in utilization review and TPA activities. Utilization review regulations typically impose requirements with respect to the qualifications of personnel reviewing proposed treatment, timeliness and notice of the review of proposed treatment and other matters. TPA regulations typically impose requirements regarding claims processing and payments and the handling of customer funds. Utilization review and TPA regulations may increase the Company's cost of doing business in the event that compliance requires the Company to retain additional personnel to meet the regulatory requirements and to take other required actions and make necessary filings. Although compliance with utilization review regulations has not had a material adverse effect on the Company, there can be no assurance that specific regulations adopted in the future would not have such a result, particularly since the nature, scope and specific requirements of such provisions vary considerably among states that have adopted regulations of this type.

Numerous states require the licensing or certification of entities performing utilization review or TPA activities; however, certain federal courts have held that such licensing requirements are preempted by the Employment Retirement Income Security Act of 1974, as amended ("ERISA"). ERISA preempts state laws that mandate employee benefit structures or their administration, as well as those that provide alternative enforcement mechanisms. The Company believes that its TPA activities performed for its self-insured employee benefit plan customers are exempt from otherwise applicable state licensing or registration requirements based upon federal preemption under ERISA and have relied on this general principle in determining not to seek licenses for certain of the Company's activities in some states. Existing case law is not uniform on the applicability of ERISA preemption with respect to state regulation of utilization review or TPA activities. There can be no assurance that additional licenses will not be required with respect to utilization review or TPA activities in certain states.

Licensing of Healthcare Professionals. The provision of healthcare treatment services by physicians, psychiatrists, psychologists, pharmacists and other providers is subject to state regulation with respect to the licensing of healthcare professionals. The Company believes that the healthcare professionals who provide healthcare treatment on behalf of or under contracts with the Company, and the case managers and other personnel of the health services business, are in compliance with the applicable state licensing requirements and current interpretations thereof. However, there can be no assurance that changes in such state licensing requirements or interpretations thereof will not adversely affect the Company's existing operations or limit expansion. With respect to the Company's crisis intervention program, additional licensing of clinicians who provide telephonic assessment or stabilization services to individuals who are calling from out-of-state may be required if such assessment or stabilization services are deemed by regulatory agencies to be treatment provided in the state of such individual's residence. The Company believes that any such additional licenses could be obtained.

Prohibition on Fee Splitting and Corporate Practice of Professions. The laws of some states limit the ability of a business corporation to directly provide, control or exercise excessive influence over healthcare services through the direct employment of physicians, psychiatrists, psychologists, or other healthcare professionals, who are providing direct clinical services. In addition, the laws of some states prohibit physicians, psychiatrists, psychologists, or other healthcare professionals from splitting fees with other persons or entities. These laws and their interpretations vary from state to state and enforcement by the courts and regulatory authorities may vary from state to state and may change over time. The Company believes that its operations as currently conducted are in material compliance with the applicable laws. However, there can be no assurance that the Company's existing operations and its contractual arrangements with physicians, psychiatrists, psychologists and other healthcare professionals will not be successfully challenged under state laws prohibiting fee splitting or the practice of a profession by an unlicensed entity, or that the enforceability of such contractual arrangements will not be limited. The Company believes that it could, if necessary, restructure its operations to comply with changes in the interpretation or enforcement of such laws and regulations, and that such restructuring would not have a material adverse effect on its operations.

Direct Contracting with Licensed Insurers. Regulators in several states in which the Company does business have adopted policies that require HMOs or, in some instances, insurance companies, to contract directly with licensed healthcare providers, entities or provider groups, such as IPAs, for the provision of treatment services, rather than with unlicensed intermediary companies. In such states, the Company's customary model of contracting directly is modified so that, for example, the IPAs (rather than the Company) contract directly with the HMO or insurance company, as appropriate, for the provision of treatment services.

HIPAA. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires the Secretary of the Department of Health and Human Services ("HHS") to adopt standards relating to the transmission, privacy and security of health information by healthcare providers and healthcare plans. Confidentiality and patient privacy requirements are particularly strict in the Company's behavioral managed care business. In connection with HIPAA, the Company initially commissioned a dedicated HIPAA project management office to achieve compliance within the required timeframes. Oversight responsibilities for HIPAA compliance is now being handled by the Company's Corporate Compliance Department. The Company believes it is currently in compliance with the provisions of HIPAA.

The Health Information Technology for Economic and Clinical Health Act ("HITECH Act") passed as part of the American Recovery and Reinvestment Act of 2009 represents a significant expansion of the HIPAA privacy and security laws. The HITECH Act provisions contain multiple effective dates. The Company believes it is currently in compliance with those provisions of the HITECH Act and associated regulations that are currently in effect and will be in compliance with those portions of the law and regulations that become effective in the future. Regulations interpreting all portions of this new law have yet to be promulgated. The Company believes that it can comply with changes in these laws and regulations, however there can be no assurance that compliance with such laws and regulations would not have a material adverse effect on its operations.

Other Significant Privacy Regulation. The privacy regulation under HIPAA generally does not preempt state law except under the following limited circumstances: (i) the privacy rights afforded under state law are contrary to those provided by HIPAA so that compliance with both standards is not possible and (ii) HIPAA's privacy protections are more stringent than the state law in question. Because many states have privacy laws that either provide more stringent privacy protections than those imposed by HIPAA or laws that can be followed in addition to HIPAA, the Company must address privacy issues under HIPAA and state law as well. While the Company has always been required to follow state privacy laws, the Company now has had to review these state laws against HIPAA to determine whether it must comply with standards established by both HIPAA and state law. In addition, HIPAA has created an increased awareness of the issues surrounding privacy, which may generate more state regulatory scrutiny in this area.

Federal Anti-Remuneration/Fraud and Abuse Laws. The federal healthcare Anti-Kickback Statute (the "Anti-Kickback Statute") prohibits, among other things, an entity from paying or receiving, subject to certain exceptions and "safe harbors," any remuneration, directly or indirectly, to induce the referral of individuals covered by federally funded healthcare programs, or the purchase, or the arranging for or recommending of the purchase, of items or services for which payment may be made in whole, or in part, under Medicare, Medicaid, TRICARE or other federally funded healthcare programs. Sanctions for violating the Anti-Kickback Statute may include imprisonment, criminal and civil fines and exclusion from participation in the federally funded healthcare programs. The Anti-Kickback Statute has been interpreted broadly by courts, the Office of Inspector General ("OIG") within the U.S. Department of Health & Human Services ("DHHS"), and other administrative bodies. It also is a crime under the Public Contractor Anti-Kickback Statute, for any person to knowingly and willfully offer or provide any remuneration to a prime contractor to the United States, including a contractor servicing federally funded health programs, in order to obtain favorable treatment in a subcontract. Violators of this law also may be subject to civil monetary penalties. There have been a series of substantial civil and criminal investigations and settlements, at the state and federal level, by pharmacy benefit managers over the last several years in connection with alleged kickback schemes. The Company believes that it is in compliance with the legal requirements imposed by such anti-remuneration laws and regulations, however, there can be no assurance that the Company will not be subject to scrutiny or challenge under such laws or regulations and that any such challenge would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

Federal Statutes Prohibiting False Claims. The Federal Civil False Claims Act imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Private individuals may bring *qui tam* or whistle blower suits against providers under the Federal Civil False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. A few federal district courts recently have interpreted the Federal Civil False Claims Act as applying to claims for reimbursement that violate the Anti-Kickback Statute under certain circumstances. The Federal Civil False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors. Criminal provisions that are similar to the Federal Civil False Claims Act provide that a corporation may be fined if it is convicted of presenting to any federal agency a claim or making a statement that it knows to be false, fictitious or fraudulent. Even in situations where the Company does not directly provide services to beneficiaries of federally funded health programs and, accordingly, does not directly submit claims to the federal government, it is possible that the Company could nevertheless become involved in a situation where false claim issues are raised based on allegations that it caused or assisted a government contractor in making a false claim.

The Company is subject to certain provisions of the Deficit Reduction Act of 2005 (the "Act"). The Act requires entities that receive $5 million or more in annual Medicaid payments to establish written policies that provide detailed information about the Federal Civil False Claims Act and the remedies thereunder, as well as any state laws pertaining to civil or criminal penalties for false claims and statements, the "whistleblower" protections afforded under such laws, and the role of such laws in preventing and detecting fraud waste and abuse. The written policies are to be disseminated to all employees, contractors and agents which or who, on behalf of the entity, furnishes, or otherwise authorizes the furnishing of, Medicaid healthcare items or services; performs billing or coding functions, or is involved in the monitoring of healthcare provided by the entity. In addition, any such entity that has an employee handbook must include a specific discussion of the federal and state false claims laws, the rights of an employee to be protected as a whistle blower and the entity's policies and procedures for detecting and preventing fraud, waste and abuse. The Company does not believe that it is in violation of the Federal Civil False Claims Act (or its criminal counterparts) and the Company has a corporate compliance and ethics program, policies and procedures and internal controls in place to help maintain an organizational culture of honesty and integrity.

State Anti-Remuneration/False Claims Law. Several states have laws and/or regulations similar to the federal anti-remuneration and Federal False Claims Act described above. Sanctions for violating these state anti-remuneration and false claims laws may include injunction, imprisonment, criminal and civil fines and exclusion from participation in the state Medicaid programs. The Company believes that it is in substantial compliance with the legal requirements imposed by such anti-remuneration laws and regulations. However, there can be no assurance that the Company will not be subject to scrutiny or challenge under such laws or regulations and that any such challenge would not have a material adverse effect on the Company's business, results of operations, financial condition or cash flows.

ERISA. Certain of the Company's services are subject to the provisions of ERISA. ERISA governs certain aspects of the relationship between employer-sponsored healthcare benefit plans and certain providers of services to such plans through a series of complex laws and regulations that are subject to periodic interpretation by the Internal Revenue Service ("IRS") and the U.S. Department of Labor. In some circumstances, and under certain customer contracts, the Company may be expressly named as a "fiduciary" under ERISA, or be deemed to have assumed duties that make it an ERISA fiduciary, and thus be required to carry out its operations in a manner that complies with ERISA in all material respects. The Company believes that it is in material compliance with ERISA and that such compliance does not currently have a material adverse effect on its operations, however there can be no assurance that continuing ERISA compliance efforts or any future changes to ERISA will not have a material adverse effect on the Company.

Regulation of Customers. Regulations imposed upon the Company's customers include, among other things, benefits mandated by statute, exclusions from coverage prohibited by statute, procedures governing the payment and processing of claims, record keeping and reporting requirements, requirements for and payment rates applicable to coverage of Medicaid and Medicare beneficiaries, provider contracting and enrollee rights and confidentiality requirements. Although the Company believes that such regulations do not, at present, materially impair its operations, there can be no assurance that such indirect regulation will not have a material adverse effect on the Company in the future.

In October 2008, the United States Congress passed the Paul Wellstone and Pete Dominici Mental Health Parity Act of 2008 ("MHPAEA") establishing parity in financial requirements (e.g. co-pays, deductibles, etc.) and treatment limitations (e.g. limits on the number of visits) between mental health and substance abuse benefits and medical/surgical benefits for health plan members. This new law does not require coverage for mental health or substance abuse disorders but if coverage is provided it must be provided at parity. No specific disorders are mandated for coverage; health plans are able to define mental health and substance abuse to determine what they are going to cover. State mandated benefits laws are not preempted. The law applies to ERISA plans, Medicaid managed care plans and State Children's Health Insurance Program ("SCHIP") plans. There is an exemption for small employers. On February 2, 2010, the Department of the Treasury, the Department of Labor and the Department of Health and Human Services issued Interim Final Rules interpreting the MHPAEA (IFR). The IFR applies to ERISA plans and insured business; the IFR currently does not apply to Medicaid Managed Care plans or SCHIP plans although it is anticipated that similar regulatory requirements will be imposed on that business in the future. The IFR included some concepts not included under the statute including the requirement to conduct the parity review at the category level within the plan, introducing the concept of nonquantitative treatment limitations, and prohibiting separate but equal deductibles. While some of these regulatory requirements were not anticipated, the company believes it is in compliance with the requirements of the IFR and that there is no material impact to the company related to compliance. No assurance can be given that additional interpretive guidance on the legislation and IFR will not have a material adverse effect on the Company. However, the Company's risk contracts do allow for repricing to occur effective the same date that any legislation becomes effective if that legislation is projected to have a material effect on cost of care.

Federal and State Medicaid Laws and Regulations. The Company directly contracts with various states to provide specialty Medicaid managed care services to state Medicaid beneficiaries. As such, it is subject to certain federal and state laws and regulations affecting Medicaid as well as state contractual requirements. The Company believes it is in material compliance with these laws, regulations and contractual requirements. The Company also is a sub-contractor to health plans who provide Medicaid managed care services to state Medicaid beneficiaries. In the Company's capacity as a subcontractor with these health plans, the Company is indirectly subject to certain federal and state laws and regulations as well as contractual requirements pertaining to the operation of this business. If a state or a health plan customer determines that the Company has not performed satisfactorily as a subcontractor, a state or the health plan customer may require the Company to cease these activities or responsibilities under the subcontract. While the Company believes that it provides satisfactory levels of service under its respective subcontracts, the Company can give no assurances that a state or health plan will not terminate the Company's business relationships insofar as they pertain to these services.

Medicare Part D Laws and Regulations. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") established a voluntary outpatient prescription drug benefit for Medicare enrollees on an insured basis through Prescription Drug Plans, ("PDPs"), and by Medicare Advantage Plans ("Part D Activities"), in various regions across the United States. The MMA has been amended subsequently by several statutes, most notably the Medicare Improvements for Patients and Providers Act of 2008 (or "MIPPA"), and the federal Centers for Medicare and Medicaid Services ("CMS") have issued significant interpretive regulations and guidance regarding the Medicare Part D drug benefit program. Among other things, PDPs and Medicare Advantage Plans are subject to requirements intended to deter fraud, waste and abuse and are monitored strictly by the federal CMS and its contracted Medicare Drug Integrity Contractors ("MEDICs") to ensure that Part D program funds are not spent inappropriately.

The Company is neither a PDP nor a Medicare Advantage Plan; however, the Company contracts with PDPs and Medicare Advantage Plans, ("Part D Plans") to provide various services. In the Company's capacity as a subcontractor with certain Part D Plan clients, the Company is indirectly subject to certain federal rules, regulations, and sub-regulatory guidance pertaining to the operation of Medicare Part D. If CMS or a health plan customer determines that the Company has not performed satisfactorily as a subcontractor, CMS or the health plan customer may require the Company to cease its Part D activities or responsibilities under the subcontract. While the Company believes that it provides satisfactory levels of service under its respective subcontracts, the Company can give no assurances that CMS or a Part D Plan will not terminate the Company's business relationships insofar as they pertain to Medicare Part D.

CMS requires PDPs and Medicare Advantage Plans to report 100% of all price concessions received for PBM services. The applicable CMS guidance suggests that best practices would require PDPs and Medicare Advantage Plans to contractually require the right to audit their PBMs as well as require 100% transparency as to manufacturer rebates paid for drugs provided under the sponsor's plan, including the portion of such rebates retained by the PBM as part of the price concession for the PBM's services. Additionally, CMS requires Part D Plan sponsors to ensure through their contractual arrangements with first tier, downstream and related entities (which would include PBMs) that CMS has access to such entities' books and records pertaining to services performed in connection with Part D. The CMS regulations also suggests that Part D Plan sponsors should contractually require their first tier, downstream and related entities to comply with certain elements of the sponsor's compliance program. The Company has not experienced and does not anticipate that such disclosure and auditing requirements, to the extent required by Medicare plan partners, will have a materially adverse effect on the Company's specialty pharmacy business.

CMS also requires that Part D plan sponsors, beginning in 2010, calculate beneficiary cost sharing based upon the price ultimately received by the pharmacy or other dispensing provider, rather than upon the price paid by the plan. Such calculation could potentially result in lower pharmacy claims reimbursement by Part D plan sponsors. In addition, CMS requires that any profit realized or loss incurred by a PBM through price negotiations with pharmacies or manufacturers be included as administrative costs to the plan rather than being factored into drug costs for reimbursement purposes.

FDA Regulation. The U.S. Food and Drug Administration ("FDA") generally has authority to regulate drug promotional activities that are performed "by or on behalf of" a drug manufacturer. The Company's business includes the provision of educational seminars for prescribers and other of the Company's customers on behalf of manufacturer clients and thus may be subject to the federal laws applicable to the promotion of prescription drugs. There can be no assurance that the FDA will not attempt to assert jurisdiction over certain aspects of the Company's specialty pharmacy business in the future and, although the Company is not controlled directly or indirectly by any drug manufacturer, the impact of future FDA regulation could materially adversely affect the Company's specialty pharmacy business, results of operations, financial condition or cash flows.

State Comprehensive PBM Regulation. States continue to introduce broad legislation to regulate pharmacy benefits management activities. Some of this legislation could encompass certain of the activities of the specialty pharmacy business of the Company. In particular, some legislation seeks to impose fiduciary duties or disclosure obligations on entities that provide certain types of pharmacy management services. Both Maine and the District of Columbia have enacted statutes designed to impose certain fiduciary obligations on entities providing PBM services. In 2008, Maryland implemented comprehensive PBM registration legislation. Other states, including Mississippi, Louisiana, Connecticut and Tennessee, have recently enacted laws regulating various pharmacy benefit management activities, and similar legislation is pending in several more states. Such laws generally require certain financial disclosures. Such state laws do not appear to be having a material adverse effect on the Company's specialty pharmacy business. However, the Company can give no assurance that these and other states will not enact legislation with more adverse consequences in the near future; nor can the Company be certain that future regulations or interpretations of existing laws will not adversely affect its specialty pharmacy business.

State Legislation Affecting Plan or Benefit Design. Some states have enacted legislation that prohibits certain types of managed care plan sponsors from implementing certain restrictive formulary and network design features, and many states have legislation regulating various aspects of managed care plans, including provisions relating to pharmacy benefits. Other states mandate coverage of certain benefits or conditions and require health plan coverage of specific drugs, if deemed medically necessary by the prescribing physician. Such legislation does not generally apply to the Company directly, but may apply to certain clients of the Company, such as HMOs and health insurers.

Legislation Affecting Drug Prices. Specialty pharmaceutical manufacturers generally report various price metrics to the federal government, including "average sales price" ("ASP"), "average manufacturer price" ("AMP") and "best price" ("BP"). The Company does not calculate these price metrics, but the Company notes that the ASP, AMP and BP methodologies may create incentives for some drug manufacturers to reduce the levels of discounts or rebates available to purchasers, including the Company, or their clients with respect to specialty drugs. Any changes in the guidance affecting pharmaceutical manufacturer price metric calculations could materially adversely affect the Company's business.

Additionally, most of the Company's dispensing contracts with its customers use "average wholesale price" ("AWP") as a benchmark for establishing pricing. As part of settlements in the consolidated cases of New England Carpenters Health Benefit Fund, et. al. v. First Data Bank, et. al., Civil Action No. 1:05-CV-11148-PBS (D. Mass.) and District Council 37 Health and Security Plan, et al. v. Medi-Span, a division of Wolters Kluwer Health, Inc., Civil Action No. 07-10988-PBS (D. Mass.), First Data Bank and Medi-Span, two of several companies that report data on prescription drug prices, have agreed to reduce the wholesale average cost ("WAC") to AWP mark up of certain pharmaceutical products. The reduction in WAC to AWP mark up has the effect of reducing the AWP. This settlement has not had a material adverse affect on the Company's results of operations.

Regulations Affecting the Company's Pharmacies. The Company owns two pharmacies that provide services to certain of the Company's health plan customers. The activities undertaken by the Company's pharmacies subject the pharmacies to state and federal statutes and regulations governing, among other things, the licensure and operation of mail order and non-resident pharmacies, repackaging of drug products, stocking of prescription drug products and dispensing of prescription drug products, including controlled substances. The Company's pharmacy facilities are located in Florida and New York and are duly licensed to conduct business in those states. Many states, however, require out-of-state mail order pharmacies to register with or be licensed by the state board of pharmacy or similar governing body when pharmaceuticals are delivered by mail into the state, and some states require that an out-of-state pharmacy employ a pharmacist that is licensed in the state into which pharmaceuticals are shipped. The Company holds mail order and non-resident pharmacy licenses where required. The Company also maintains Medicare and Medicaid provider licenses where required for the pharmacies to provide services to these plans.

Regulation of Controlled Substances. The Company's pharmacies must register with the United States Drug Enforcement Administration (the "DEA"), and individual state controlled substance authorities in order to dispense controlled substances. Federal law requires the Company to comply with the DEA's security, recordkeeping, inventory control, and labeling standards in order to dispense controlled substances. State controlled substance law requires registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state pharmacy licensing authority.

Some of the state regulatory requirements described above may be preempted in whole or in part by ERISA, which provides for comprehensive federal regulation of employee benefit plans. However, the scope of ERISA preemption is uncertain and is subject to conflicting court rulings. As a result, the Company could be subject to overlapping federal and state regulatory requirements in respect of certain of its operations and may need to implement compliance programs that satisfy multiple regulatory regimes.

Other Regulation of Healthcare Providers. The Company's business is affected indirectly by regulations imposed upon healthcare providers. Regulations imposed upon healthcare providers include but are not limited to, provisions relating to the conduct of, and ethical considerations involved in, the practice of psychiatry, psychology, social work and related behavioral healthcare professions, radiology, pharmacy, accreditation, government healthcare program participation requirements, reimbursements for patient services, Medicare and Medicaid fraud and abuse and, in certain cases, the common law duty to warn others of danger or to prevent patient self-injury. Changes in these regulatory requirements applicable to healthcare providers could impact the Company's business methods and practices and there can be no assurances that the impact would not be adverse and material.

Federal Regulations affecting Procurement. The Company also provides services to various state Medicaid programs. Services procurement is governed in part by federal regulations because the federal government provides a substantial amount of funding for the services. The Company's state customers risk loss of federal funding if the Company is not in compliance with federal regulations. The Company's non-compliance may also lead to unanticipated, negative financial consequences including corrective action plans or contract default risks. The Company believes the Company is in substantial compliance with various federal regulations and in compliance with contract provisions relating to the services provided by a commercial organization.

Other Proposed Legislation. In the last five years, legislation has periodically been introduced at the state and federal levels providing for new healthcare regulatory programs and materially revising existing healthcare regulatory programs (including, without limitation, legislation to carve out certain classes from generic substitution). Recently some states including Massachusetts, Connecticut and California have enacted or considered legislation regarding various forms of mandatory or universal health insurance coverage. Such legislation could include both federal and state bills affecting Medicaid programs which may be pending in, or recently passed by, state legislatures and which are not yet available for review and analysis. In states in which such new state legislation has been enacted, there has been no material adverse impact on the Company. However, the Company at this time is unable to predict whether there may be any effect, positive or negative on its business as a result of any such future legislation.

Health Care Reform. On March 23, 2010 the President signed the Patient Protection and Affordable Care Act and on March 30, 2010 he signed the Health Care and Education Reconciliation Act of 2010 (hereinafter collectively referred to as "ACA"). The ACA is a broad sweeping piece of legislation creating numerous changes in the healthcare regulatory environment. To date, fourteen regulations implementing provisions of the ACA have been released in addition to numerous requests for information, frequently asked questions and other informational notices. Some of these regulations, most notably the Medical Loss Ratio regulations and the Internal Claims and Appeals and External Review Processes Regulations, have potential to impact the Company and its business. Others, such as the regulation on dependent coverage to age 26 and coverage of preventative health services, could impact the nature of the members that we serve and the utilization rates. The Company believes that it is materially compliant with all applicable provisions of the ACA that are in effect at this time. The Company is closely monitoring legislative and regulatory activity as well as legal actions related to the ACA to identify potential business risks and opportunities. The Company at this time is unable to predict whether there may be any effect, positive or negative on its business as a result of the ACA.

Employees of the Registrant

At December 31, 2010, the Company had approximately 4,900 full-time and part-time employees. The Company believes it has satisfactory relations with its employees.

History

Magellan was incorporated in 1969 under the laws of the State of Delaware. The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. As a result of certain acquisitions, the Company expanded into radiology benefits management and specialty pharmaceutical management during 2006, and into Medicaid administration during 2009.

Available Information

The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and Section 16 filings available, free of charge, on the Company's website at *www.magellanhealth.com* as soon as practicable after the Company has electronically filed such material with, or furnished it to, the Securities and Exchange Commission ("SEC"). The information on the Company's website is not part of or incorporated by reference in this report on Form 10-K.

Item 1A. Risk Factors

Reliance on Customer Contracts—The Company's inability to renew, extend or replace expiring or terminated contracts could adversely affect the Company's liquidity, profitability and financial condition.

Substantially all of the Company's net revenue is derived from contracts that may be terminated immediately with cause and many, including some of the Company's most significant contracts, are terminable without cause by the customer upon notice and the passage of a specified period of time (typically between 60 and 180 days), or upon the occurrence of certain other specified events. The Company's ten largest customers accounted for 68.7 percent and 66.0 percent of the Company's net revenue in the years ended December 31, 2009 and 2010, respectively. Loss of all of these contracts or customers would, and loss of any one of these contracts or customers could, materially reduce the Company's net revenue and have a material adverse effect on the Company's liquidity, profitability and financial condition.

One of the Company's top ten customers during 2009 and 2010 was WellPoint, Inc. The Company recorded net revenue from contracts with WellPoint, Inc. of $170.4 million and $175.7 million for the years ended December 31, 2009 and 2010, respectively. The Company's contracts with WellPoint, Inc. terminated on December 31, 2010.

Significant Customers

Consolidated Company

The Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the years ended December 31, 2009 and 2010. Pursuant to the Maricopa Contract, the Company provides behavioral healthcare management and other related services to approximately 719,000 members in Maricopa County, Arizona. Under the Maricopa Contract, the Company is responsible for providing covered behavioral health services to persons eligible under Title XIX (Medicaid) and Title XXI (State Children's Health Insurance Program) of the Social Security Act, non-Title XIX and non-Title XXI eligible children and adults with a serious mental illness, and to certain non-Title XIX and non-Title XXI adults with behavioral health or substance abuse disorders. The Maricopa Contract began on September 1, 2007 and extends through June 30, 2012 unless sooner terminated by the parties. The State of Arizona has the right to terminate the Maricopa Contract for cause, as defined, upon ten days' notice with an opportunity to cure, and without cause immediately upon notice from the State. The Maricopa Contract generated net revenues of $725.0 million and $807.1 million for the years ended December 31, 2009 and 2010, respectively.

By Segment

In addition to the Maricopa Contract previously discussed, the following customers generated in excess of ten percent of net revenues for the respective segment for the years ended December 31, 2009 and 2010 (in thousands):

Segment	Term Date	2009	2010
Commercial			
Customer A	December 31, 2012	$235,002	$243,399
Customer B	June 30, 2014	85,842	71,338
Customer C	June 30, 2012 to November 30, 2013(1)	40,697*	65,175
Public Sector			
Customer D	June 30, 2012(2)	147,734	153,650
Radiology Benefits Management			
WellPoint, Inc.	December 31, 2010(6)	155,933	159,644
Customer E	November 30, 2012 to April 30, 2013(1)	—	121,401
Customer F	June 30, 2011 to November 30, 2011(3)	80,368	66,970
Customer G	June 30, 2014	23,331*	51,877
Specialty Pharmaceutical Management			
Customer H	March 31, 2011 to January 1, 2012(1)	85,725	86,850
Customer I	April 29, 2011 to September 1, 2011(1)	43,937	57,198
Customer E	February 1, 2012 to April 30, 2013(1)	30,856	32,877
Customer J	December 31, 2010(4)	42,465	24,897*
Medicaid Administration			
Customer K	September 30, 2012(5)	11,353	31,145
Customer L	June 30, 2012	—	26,108
Customer M	June 30, 2011 to September 30, 2011(1)	10,528	24,432
Customer N	August 31, 2011 to June 30, 2013(1)	8,995	22,000
Customer O	June 30, 2010(6)	8,815	10,319*

* Revenue amount did not exceed ten percent of net revenues for the respective segment for the year presented. Amount is shown for comparative purposes only.

(1) The customer has more than one contract. The individual contracts are scheduled to terminate at various points during the time period indicated above.

(2) Contract has options for the customer to extend the term for three additional one-year periods.

(3) The customer has informed the Company that this contract will not be renewed.

(4) Negotiations are ongoing for a new contract.

(5) The Company anticipates that this contract will terminate effective June 30, 2011.

(6) The contract has terminated.

Concentration of Business

The Company also has a significant concentration of business with various counties in the State of Pennsylvania (the "Pennsylvania Counties") which are part of the Pennsylvania Medicaid program, and with various areas in the State of Florida (the "Florida Areas") which are part of the Florida Medicaid program. Net revenues from the Pennsylvania Counties in the aggregate totaled $315.5 million and $334.8 million for the years ended December 31, 2009 and 2010, respectively. Net revenues from the Florida Areas in the aggregate totaled $130.9 million and $140.5 million for the years ended December 31, 2009 and 2010, respectively.

Integration of Companies Acquired by Magellan—The Company's profitability could be adversely affected if the integration of companies acquired by Magellan is not completed in a timely and effective manner.

One of the Company's growth strategies is to make strategic acquisitions which are complementary to its existing operations. After Magellan closes on an acquisition, it must integrate the acquired company into Magellan's policies, procedures and systems. Failure to effectively integrate an acquired business or the failure of the acquired business to perform as anticipated could result in excessive costs being incurred, a delay in obtaining targeted synergies, decreased customer performance (which could result in contract penalties and/or terminations), increased employee turnover, and lost sales opportunities. Finally, difficulties assimilating acquired operations and services could result in the diversion of capital and management's attention away from other business issues and opportunities.

Changes in the Medical Managed Care Carve-Out Industry—Certain changes in the business practices of this industry could negatively impact the Company's resources, profitability and results of operations.

Substantially all of the Company's Commercial, Radiology Benefits Management and Specialty Pharmaceutical Management segments' net revenues are derived from customers in the medical managed care industry, including managed care companies, health insurers and other health plans. Some types of changes in this industry's business practices could negatively impact the Company. For example, if the Company's managed care customers seek to provide services directly to their subscribers, instead of contracting with the Company for such services, the Company could be adversely affected. In this regard, certain of the Company's major customers in the past have not renewed all or part of their contracts with the Company, and instead provided managed behavioral healthcare services directly to their subscribers. Other of the Company's customers that are managed care companies could also seek to provide services directly to their subscribers, rather than by contracting with the Company for such services. In addition, the Company has a significant number of contracts with Blue Cross Blue Shield plans and other regional health plans. Consolidation of the healthcare industry through acquisitions and mergers could potentially result in the loss of contracts for the Company. Any of these changes could reduce the Company's net revenue, and adversely affect the Company's profitability and financial condition.

Changes in the Contracting Model for Medicaid Contracts—Certain changes in the contracting model used by states for managed healthcare services contracts relating to Medicaid lives could negatively impact the Company's resources, profitability and results of operations.

Substantially all of the Company's Public Sector segment net revenue is derived from direct contracts that it has with state or county governments for the provision of services to Medicaid enrollees. Certain states have recently contracted with managed care companies to manage both the behavioral and physical medical care of its Medicaid enrollees. If other governmental entities change the method for contracting for Medicaid business to a fully integrated model, the Company will attempt to subcontract with the managed care organizations to provide behavioral healthcare management for such Medicaid business; however, there is no assurance that the Company would be able to secure such arrangements. Accordingly, if such a change in the contracting model were to occur, it is possible that the Company could lose current contracted revenues, as well as be unable to bid on potential new business opportunities, thus negatively impacting the Company's profitability and financial condition.

Risk-Based Products—Because the Company provides services at a fixed fee, if the Company is unable to accurately predict and control healthcare costs, the Company's profitability could decline.

The Company derives its net revenue primarily from arrangements under which the Company assumes responsibility for costs of treatment in exchange for a fixed fee. The Company refers to such arrangements as "risk-based contracts" or "risk-based products," which include EAP services. These arrangements provided 80.8 percent and 79.8 percent of the Company's net revenue in the years ended December 31, 2009 and 2010, respectively.

Profitability of the Company's risk contracts could be reduced if the Company is unable to accurately estimate the rate of service utilization by members or the cost of such services when the Company prices its services. The Company's assumptions of utilization and costs when the Company prices its services may not ultimately reflect actual utilization rates and costs, many aspects of which are beyond the Company's control. If the cost of services provided to members under a contract together with the administrative costs exceeds the aggregate fees received by the Company under such contract, the Company will incur a loss on the contract.

The Company's profitability could also be reduced if the Company is required to make adjustments to estimates made in reporting historical financial results regarding cost of care, reflected in the Company's financial statements as medical claims payable. Medical claims payable includes reserves for incurred but not reported ("IBNR") claims, which are claims for covered services rendered by the Company's providers which have not yet been submitted to the Company for payment. The Company estimates and reserves for IBNR claims based on past claims payment experience, including the average interval between the date services are rendered and the date the claims are received and between the date services are rendered and the date claims are paid, enrollment data, utilization statistics, adjudication decisions, authorized healthcare services and other factors. This data is incorporated into contract-specific reserve models. The estimates for submitted claims and IBNR claims are made on an accrual basis and adjusted in future periods as required. If such risk-based products are not correctly underwritten, the Company's profitability and financial condition could be adversely affected.

Factors that affect the Company's ability to price the Company's services, or accurately make estimates of IBNR claims and other expenses for which the Company creates reserves may include differences between the Company's assumptions and actual results arising from, among other things:

- changes in the delivery system;
- changes in utilization patterns;
- changes in the number of members seeking treatment;
- unforeseen fluctuations in claims backlogs;
- unforeseen increases in the costs of the services;
- the occurrence of catastrophes;
- regulatory changes; and
- changes in benefit plan design.

Some of these factors could impact the ability of the Company to manage and control the medical costs to the extent assumed in the pricing of its services.

If the Company's membership in risk-based business continues to grow (which is a major focus of the Company's strategy), the Company's exposure to potential losses from risk-based products will also increase.

Fluctuation in Operating Results—The Company experiences fluctuations in quarterly operating results and, as a consequence, the Company may fail to meet or exceed market expectations, which could cause the Company's stock price to decline.

The Company's quarterly operating results have varied in the past and may fluctuate significantly in the future due to seasonal and other factors, including:

- changes in utilization levels by enrolled members of the Company's risk-based contracts, including seasonal utilization patterns (for example, members generally tend to seek services less during the third and fourth quarters of the year than in the first and second quarters of the year);
- performance-based contractual adjustments to net revenue, reflecting utilization results or other performance measures;
- changes in estimates for contractual adjustments under commercial contracts;
- retrospective membership adjustments;
- the timing of implementation of new contracts and enrollment changes; and
- changes in estimates regarding medical costs and IBNR claims.

These factors may affect the Company's quarterly and annual net revenue, expenses and profitability in the future and, accordingly, the Company may fail to meet market expectations, which could cause the Company's stock price to decline.

Dependence on Government Spending—The Company can be adversely affected by changes in federal, state and local healthcare policies, programs, funding, and enrollments.

All of the Company's Public Sector and Medicaid Administration segment net revenue and a portion of the Company's net revenue in the Company's other three operating segments are derived, directly or indirectly, from governmental agencies, including state Medicaid programs. Contract rates vary from state to state, are subject to periodic negotiation and may limit the Company's ability to maintain or increase rates. The Company is unable to predict the impact on the Company's operations of future regulations or legislation affecting Medicaid programs, or the healthcare industry in general, and future regulations or legislation may have a material adverse effect on the Company. Moreover, any reduction in government spending for such programs could also have a material adverse effect on the Company (See "Reliance on Customer Contracts"). In addition, the Company's contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, generally are conditioned upon financial appropriations by one or more governmental agencies, especially in the case of state Medicaid programs. These contracts generally can be terminated or modified by the customer if such appropriations are not made. The Company faces increased risks in this regard as state budgets have come under increasing pressure due to the recent economic downturn. Finally, some of the Company's contracts with federal, state and local governmental agencies, under both direct contract and subcontract arrangements, require the Company to perform additional services if federal, state or local laws or regulations imposed after the contract is signed so require, in exchange for additional compensation to be negotiated by the parties in good faith. Government and other third-party payors generally seek to impose lower contract rates and to renegotiate reduced contract rates with service providers in a trend toward cost control.

Restrictive Covenants in the Company's Debt Instruments—Restrictions imposed by the Company's debt agreements limit the Company's operating and financial flexibility. These restrictions may adversely affect the Company's ability to finance the Company's future operations or capital needs or engage in other business activities that may be in the Company's interest.

On April 30, 2008, the Company entered into a credit facility with Deutsche Bank AG and Citigroup Global Markets Inc. that provided for a $100.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2008 Credit Facility"). On April 29, 2009, the Company entered into an amendment to the 2008 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provides for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2009 Credit Facility"). On April 28, 2010, the Company entered into an amendment to the 2009 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provided for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2010 Credit Facility"), which contains a number of covenants. These covenants limit Company management's discretion in operating the Company's business by restricting or limiting the Company's ability, among other things, to:

- incur or guarantee additional indebtedness or issue preferred or redeemable stock;
- pay dividends and make other distributions;
- repurchase equity interests;
- make certain advances, investments and loans;
- enter into sale and leaseback transactions;
- create liens;
- sell and otherwise dispose of assets;
- acquire or merge or consolidate with another company; and
- enter into some types of transactions with affiliates.

These restrictions could adversely affect the Company's ability to finance future operations or capital needs or engage in other business activities that may be in the Company's interest. The 2010 Credit Facility also requires the Company to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the 2010 Credit Facility, pursuant to its terms, would result in an event of default under the 2010 Credit Facility. The 2010 Credit Facility is guaranteed by most of the Company's subsidiaries and is secured by most of the Company's assets and the Company's subsidiaries' assets.

Required Assurances of Financial Resources—The Company's liquidity, financial condition, prospects and profitability can be adversely affected by present or future state regulations and contractual requirements that the Company provide financial assurance of the Company's ability to meet the Company's obligations.

Some of the Company's contracts and certain state regulations require the Company or certain of the Company's subsidiaries to maintain specified cash reserves or letters of credit and/or to maintain certain minimum tangible net equity in certain of the Company's subsidiaries as assurance that the Company has financial resources to meet the Company's contractual obligations. Many of these state regulations also restrict the investment activity of certain of the Company's subsidiaries. Some state regulations also restrict the ability of certain of the Company's subsidiaries to pay dividends to

Magellan. Additional state regulations could be promulgated that would increase the cash or other security the Company would be required to maintain. In addition, the Company's customers may require additional restricted cash or other security with respect to the Company's obligations under the Company's contracts, including the Company's obligation to pay IBNR claims and other medical claims not yet processed and paid. In addition, certain of the Company's contracts and state regulations limit the profits that the Company may earn on risk-based business. The Company's liquidity, financial condition, prospects and profitability could be adversely affected by the effects of such regulations and contractual provisions. See Note 2—"Summary of Significant Accounting Policies—Restricted Assets" to the consolidated financial statements set forth elsewhere herein for a discussion of the Company's restricted assets.

Competition—The competitive environment in the specialty managed healthcare industry may limit the Company's ability to maintain or increase the Company's rates, which would limit or adversely affect the Company's profitability, and any failure in the Company's ability to respond adequately may adversely affect the Company's ability to maintain contracts or obtain new contracts.

The Company's business is highly competitive. The Company competes with other healthcare organizations as well as with insurance companies, including HMOs, PPOs, TPAs, IPAs, multi-disciplinary medical groups, PBMs, specialty pharmacy companies, radiology benefits management companies and other specialty healthcare and managed care companies. Many of the Company's competitors, particularly certain insurance companies, HMOs and PBMs are significantly larger and have greater financial, marketing and other resources than the Company, which can create downward pressure on prices through economies of scale. The entrance or expansion of these larger companies in the specialty managed healthcare industry (including the Company's customers who have in-sourced or who may choose to in-source healthcare services) could increase the competitive pressures the Company faces and could limit the Company's ability to maintain or increase the Company's rates. If this happens, the Company's profitability could be adversely affected. In addition, if the Company does not adequately respond to these competitive pressures, it could cause the Company to not be able to maintain its current contracts or to not be able to obtain new contracts.

Possible Impact of Federal Healthcare Reform Law—can significantly impact the Company's revenues or profitability.

In March 2010 the Patient Protection and Affordable Care Act and the Health Care Education and Reconciliation Act of 2010 (hereinafter collectively referred to as "ACA") were passed. The ACA is a comprehensive piece of legislation intended to make significant changes to the healthcare system in the United States. The ACA contain various effective dates extending through 2020. Numerous regulations have been promulgated related to the ACA with hundreds more expected in the future.

Significant provisions in the ACA include requiring individuals to purchase health insurance, minimum medical loss ratios for health insurance issuers, significant changes to the Medicare and Medicaid programs and many other changes that affect healthcare insurance and managed care. See "Regulation" above for more information. In addition, dozens of lawsuits have been filed in the courts challenging the constitutionality of the legislation. Therefore, it is uncertain at this time what the financial impact of healthcare reform will be to the Company.

Other federal or state changes in law regarding managed care or universal health insurance coverage could also have adverse consequences for the Company's business. The Company cannot predict the effect of this legislation or other legislation that may be adopted by Congress or by the states, and such legislation, if implemented, could have an adverse effect on the Company.

Possible Impact of Federal Mental Health Parity—can significantly impact the Company's revenues or profitability.

In October 2008, the United States Congress passed legislation establishing parity in financial requirements (e.g. co-pays, deductibles, etc.) and treatment limitations (e.g. limits on the number of visits) between mental health and substance abuse benefits and medical/surgical benefits for members. This new law does not require coverage for mental health or substance abuse disorders but if coverage is provided it must be provided at parity. No specific disorders are mandated for coverage; health plans are able to define mental health and substance abuse to determine what they are going to cover. State mandated benefits laws are not preempted. The law applies to ERISA plans, Medicaid managed care plans and SCHIP plans. There is an exemption for small employers. Interim final regulations ("IFR") were issued on February 2, 2010, final regulations have not yet been published and interpretive guidance from the regulators has been limited to date. The IFR applies to ERISA plans and insured business; the IFR currently does not apply to Medicaid managed care plans or SCHIP plans although it is anticipated that similar regulatory requirements will be imposed on that business in the future. The IFR included some concepts not included under the statute including the requirement to conduct the parity review at the category level within the plan, introducing the concept of nonquantitative treatment limitations, and prohibiting separate but equal deductibles. While some of these regulatory requirements were not anticipated, the Company believes it is in compliance with the requirements of the IFR and that there is no material impact to the Company related to compliance. No assurance can be given that additional interpretive guidance on the legislation and IFR will not have a material adverse effect on the Company. However, the Company's risk behavioral contracts generally allow for re-pricing to occur in the event that any legislation or regulation results in a material effect on cost of care.

Government Regulation—The Company is subject to substantial government regulation and scrutiny, which increase the Company's costs of doing business and could adversely affect the Company's profitability.

The specialty managed healthcare industry and the provision of specialty managed healthcare are subject to extensive and evolving federal and state regulation. Such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. The Company's specialty pharmaceutical management business is also the subject of substantial federal and state governmental regulation and scrutiny. Government investigations and allegations have become more frequent concerning possible violations of fraud and abuse and false claims statutes and regulations by healthcare organizations. Violators may be excluded from participating in government healthcare programs, subject to fines or penalties or required to repay amounts received from the government for previously billed services. A violation of such laws and regulations may have a material adverse effect on the Company.

The Company is subject to certain state laws and regulations and federal laws as a result of the Company's role in management of customers' employee benefit plans.

Regulatory issues may also affect the Company's operations including, but not limited to:

- additional state licenses that may be required to conduct the Company's businesses, including utilization review and TPA activities;
- limits imposed by state authorities upon corporations' control or excessive influence over managed healthcare services through the direct employment of physicians, psychiatrists, psychologists or other professionals, and prohibiting fee splitting;

- laws that impose financial terms and requirements on the Company due to the Company's assumption of risk under contracts with licensed insurance companies or HMOs;
- laws in certain states that impose an obligation to contract with any healthcare provider willing to meet the terms of the Company's contracts with similar providers;
- maintaining confidentiality of patient information; and
- complying with HIPAA (including the federal HITECH Act, which strengthens and expands HIPAA).

The imposition of additional licensing and other regulatory requirements may, among other things, increase the Company's equity requirements, increase the cost of doing business or force significant changes in the Company's operations to comply with these requirements.

The costs associated with compliance with government regulation as discussed above may adversely affect the Company's financial condition and results of operations.

The Company faces additional regulatory risks associated with its Specialty Pharmaceutical Management segment which could subject it to additional regulatory scrutiny and liability and which could adversely affect the profitability of the Specialty Pharmaceutical Management segment in the future.

Various aspects of the Company's Specialty Pharmaceutical Management segment are governed by federal and state laws and regulations. Specialty Pharmaceutical Services are provided by the Company to Medicaid and Medicare plans as well as commercial insurance plans. There has been enhanced scrutiny on federal programs and the Company must remain vigilant in ensuring compliance with the requirements of these programs. In addition there are provisions of the ACA which may impact the Company's pharmaceutical business. Significant sanctions may be imposed for violations of these laws and compliance programs are a significant operational requirement of the Company's business. There are significant uncertainties involving the application of many of these legal requirements to the Company. Accordingly, the Company may be required to incur additional administrative and compliance expenses in determining the applicable requirements and in adapting its compliance practices, or modifying its business practices, in order to satisfy changing interpretations and regulatory policies. In addition, there are numerous proposed healthcare laws and regulations at the federal and state levels, many of which, if adopted, could adversely affect the Company's business. See "Regulation" above.

Risks Related To Realization of Goodwill and Intangible Assets—The Company's profitability could be adversely affected if the value of intangible assets is not fully realized.

The Company's total assets at December 31, 2010 reflect goodwill of approximately $426.9 million, representing approximately 27.6 percent of total assets. The Company completed the Company's annual impairment analysis of goodwill as of October 1, 2010 noting that no impairment was identified.

At December 31, 2010, identifiable intangible assets (customer lists, contracts and provider networks) totaled approximately $54.0 million. Intangible assets are amortized over their estimated useful lives, which range from approximately three to eighteen years. The amortization periods used may differ from those used by other entities. In addition, the Company may be required to shorten the amortization period for intangible assets in future periods based on changes in the Company's business. There can be no assurance that such goodwill or intangible assets will be realizable.

The Company evaluates, on a regular basis, whether for any reason the carrying value of the Company's intangible assets and other long-lived assets may no longer be completely recoverable, in which case a charge to earnings for impairment losses could become necessary. When events or changes in circumstances occur that indicate the carrying amount of long-lived assets may not be recoverable, the Company assesses the recoverability of long-lived assets other than goodwill by determining whether the carrying value of such intangible assets will be recovered through the future cash flows expected from the use of the asset and its eventual disposition.

Any event or change in circumstances leading to a future determination requiring write-off of a significant portion of unamortized intangible assets or goodwill would adversely affect the Company's profitability.

Claims for Professional Liability—Pending or future actions or claims for professional liability (including any associated judgments, settlements, legal fees and other costs) could require the Company to make significant cash expenditures and consume significant management time and resources, which could have a material adverse effect on the Company's profitability and financial condition.

Management and administration of the delivery of specialty managed healthcare, the operation of specialty pharmacies and specialty pharmacy drug dispensing, and the direct provision of healthcare treatment services such as the services that the Company provided through the direct care clinics operated under the Maricopa Contract, entail significant risks of liability. In recent years, participants in the healthcare industry generally, as well as the specialty managed healthcare industry, have become subject to an increasing number of lawsuits. From time to time, the Company is subject to various actions and claims of professional liability alleging negligence in performing utilization review and other specialty managed healthcare activities, as well as for the acts or omissions of the Company's employees, including employed physicians and other clinicians, network providers, pharmacists, or others. In the normal course of business, the Company receives reports relating to deaths and other serious incidents involving patients whose care is being managed by the Company. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against the Company, the Company's employees, or the Company's network providers. The Company is also subject to actions and claims for the costs of services for which payment was denied. Many of these actions and claims seek substantial damages and require the Company to incur significant fees and costs related to the Company's defense and consume significant management time and resources. While the Company maintains professional liability insurance, there can be no assurance that future actions or claims for professional liability (including any judgments, settlements or costs associated therewith) will not have a material adverse effect on the Company's profitability and financial condition.

Professional Liability and Other Insurance—Claims brought against the Company that exceed the scope of the Company's liability coverage or denial of coverage could materially and adversely affect the Company's profitability and financial condition.

The Company maintains a program of insurance coverage against a broad range of risks in the Company's business. As part of this program of insurance, the Company carries professional liability insurance, subject to certain deductibles and self-insured retentions. The Company also is sometimes required by customer contracts to post surety bonds with respect to the Company's potential liability on professional responsibility claims that may be asserted in connection with services the Company provides. As of December 31, 2010, the Company had approximately $104.2 million of such bonds outstanding. The Company's insurance may not be sufficient to cover any judgments, settlements or costs relating to present or future claims, suits or complaints. Upon expiration of the Company's insurance policies, sufficient insurance may not be available on favorable terms, if at all. To the extent the Company's customers are entitled to indemnification under their contracts with the Company relating to liabilities they incur arising from the operation of the Company's programs, such indemnification may not be covered under the Company's insurance policies. To the extent that certain actions and claims seek punitive and compensatory damages arising from the Company's alleged intentional misconduct, such damages, if awarded, may not be covered, in whole or in part, by the Company's insurance policies. If the Company is unable to secure adequate insurance in the future, or if the insurance the Company carries is not sufficient to cover any judgments, settlements or costs relating to any present or future actions or claims, such judgments, settlements or costs may have a material adverse effect on the Company's profitability and financial condition. If the Company is unable to obtain needed surety bonds in adequate amounts or make alternative arrangements to satisfy the requirements for such bonds, the Company may no longer be able to operate in those states, which would have a material adverse effect on the Company.

Class Action Suits and Other Legal Proceedings—The Company is subject to class action and other lawsuits that could result in material liabilities to the Company or cause the Company to incur material costs, to change the Company's operating procedures in ways that increase costs or to comply with additional regulatory requirements.

Managed healthcare companies and PBM companies have been targeted as defendants in national class action lawsuits regarding their business practices. The Company has in the past been subject to such national class actions as defendants and is also subject to or a party to other class actions, lawsuits and legal proceedings in conducting the Company's business. In addition, certain of the Company's customers are parties to pending class action lawsuits regarding the customers' business practices for which the customers could seek indemnification from the Company. These lawsuits may take years to resolve and cause the Company to incur substantial litigation expenses and the outcomes could have a material adverse effect on the Company's profitability and financial condition. In addition to potential damage awards, depending upon the outcomes of such cases, these lawsuits may cause or force changes in practices of the Company's industry and may also cause additional regulation of the industry through new federal or state laws or new applications of existing laws or regulations. Such changes could increase the Company's operating costs.

Government Investigations—The Company may be subjected to additional regulatory requirements and to investigations or regulatory action by governmental agencies, each of which may have a material adverse effect on the Company's business, financial condition and results of operations.

From time to time, the Company receives notifications from and engages in discussions with various government agencies concerning the Company's businesses and operations. As a result of these contacts with regulators, the Company may, as appropriate, be required to implement changes to the Company's operations, revise the Company's filings with such agencies and/or seek additional licenses to conduct the Company's business. The Company's inability to comply with the various regulatory requirements may have a material adverse effect on the Company's business.

In addition, the Company may become subject to regulatory investigations relating to the Company's business, which may result in litigation or regulatory action. A subsequent legal liability or a significant regulatory action against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, even if the Company ultimately prevails in the litigation, regulatory action or investigation, such litigation, regulatory action or investigation could have a material adverse effect on the Company's business, financial condition and results of operations.

Investment Portfolio—The value of the Company's investments is influenced by varying economic and market conditions, and a decrease in value may result in a loss charged to income.

All of the Company's investments are classified as "available-for-sale" and are carried at fair value. The Company's available-for-sale investment securities were $284.5 million and represented 18.4 percent of the Company's total consolidated assets at December 31, 2010.

The current economic environment and recent volatility of securities markets increase the difficulty of assessing investment impairment and the same influences tend to increase the risk of potential impairment of these assets. The Company believes it has adequately reviewed its investment securities for impairment and that its investment securities are carried at fair value. However, over time, the economic and market environment may provide additional insight regarding the fair value of certain securities, which could change the Company's judgment regarding impairment. This could result in realized losses relating to other-than-temporary declines being charged against future income. Given the current market conditions and the significant judgments involved, there is a risk that declines in fair value may occur and material other-than-temporary impairments may be charged to income in future periods, resulting in realized losses. In addition, if it became necessary for the Company to liquidate its investment portfolio on an accelerated basis, it could have an adverse effect on the Company's results of operations.

Adverse Economic Conditions—The state of the national economy and adverse changes in economic conditions could adversely affect the Company's business and results of operations.

The state of the economy has negatively affected state budgets and could adversely affect the Company's reimbursement from state Medicaid programs in its Medicaid Administration and Public Sector segments. The state of the economy and adverse economic conditions could also adversely affect the Company's customers in the Commercial, Radiology Benefits Management and Specialty Pharmaceutical Management segments resulting in increased pressures on the Company's operating margins. In addition, the economic conditions may result in decreased membership in the Commercial, Radiology Benefits Management, and Specialty Pharmaceutical Management segments, thereby adversely affecting the revenues to the Company from such customers as well as the Company's operating profitability.

Adverse economic conditions in the debt markets may affect the Company's ability to refinance the Company's existing 2010 Credit Facility on April 28, 2013 upon maturity on acceptable terms, or at all.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company currently leases approximately 1.1 million square feet of office space comprising 61 offices in 25 states, the District of Columbia and Ontario, Canada with terms expiring between January 2011 and October 2016. The Company's principal executive offices are located in Avon, Connecticut, which lease expires in September 2012. The Company believes that its current facilities are suitable for and adequate to support the level of its present operations.

Item 3. Legal Proceedings

The management and administration of the delivery of specialty managed healthcare entails significant risks of liability. From time to time, the Company is subject to various actions and claims arising from the acts or omissions of its employees, network providers or other parties. In the normal course of business, the Company receives reports relating to deaths and other serious incidents involving patients whose care is being managed by the Company. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against the Company or its network providers. Many of these actions and claims received by the Company seek substantial damages and therefore require the Company to incur significant fees and costs related to their defense. The Company is also subject to or party to certain class actions, litigation and claims relating to its operations and business practices. In the opinion of management, the Company has recorded reserves that are adequate to cover litigation, claims or assessments that have been or may be asserted against the Company, and for which the outcome is probable and reasonably estimable. Management believes that the resolution of such litigation and claims will not have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance in this regard.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Since January 6, 2004, shares of the Company's Ordinary Common Stock, $0.01 par value per share ("common stock") have traded on the NASDAQ Stock Market under the symbol "MGLN." For further information regarding the Company's common stock, see Note 6—"Stockholders' Equity" to the consolidated financial statements set forth elsewhere herein. Warrants to purchase shares of the Company's common stock have traded on the Over-the-Counter Bulletin Board ("OTCBB") under the ticker symbol MGLNW since February 2, 2004. The following tables set forth the high and low closing bid prices of the Company's common stock as reported by the NASDAQ Stock Market for the years ended December 31, 2009 and 2010, as follows:

	common stock Sales Prices	
	High	**Low**
2009		
First Quarter	$39.19	$31.66
Second Quarter	36.98	29.22
Third Quarter	33.18	30.44
Fourth Quarter	41.83	29.63
2010		
First Quarter	44.63	37.97
Second Quarter	43.25	36.32
Third Quarter	47.51	34.96
Fourth Quarter	49.80	45.56

As of December 31, 2010, there were approximately 285 stockholders of record of the common stock. The stockholders of record data for common stock does not reflect persons whose stock was held on that date by the Depository Trust Company or other intermediaries.

Comparison of Cumulative Total Returns

The following graph compares the change in the cumulative total return on the Company's common stock to (a) the change in the cumulative total return on the stocks included in the Standard & Poor's 500 Stock Index and (b) the change in the cumulative total return on the stocks included in the S&P Managed Health Care Index, assuming an investment of $100 made at the close of trading on December 31, 2005, and comparing relative values on December 31, 2006, 2007, 2008, 2009 and 2010. The Company did not pay any dividends during the period reflected in the graph. The common stock price performance shown below should not be viewed as being indicative of future performance.



Comparison of Cumulative Total Return
$200
$150
$100
$50
$0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Magellan Health Services, Inc.
S&P 500 Index
S&P 500 Managed Health Care Index

	December 31,					
	2005	2006	2007	2008	2009	2010
Magellan Health Services, Inc.	$100.00	$137.42	$148.27	$124.52	$129.51	$150.33
S&P 500 Index	100.00	115.79	122.16	76.96	97.33	111.99
S&P 500 Managed Health Care Index(1)	100.00	93.42	107.96	48.54	61.97	67.47

(1) The S&P Managed Health Care Index consists of Aetna, Inc., CIGNA Corp., Coventry Health Care, Inc., Humana, Inc., UnitedHealth Group, Inc. and WellPoint, Inc.

The information set forth above under the "Comparison of Cumulative Total Returns" does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other of the Company's filings under the Securities Act or the Exchange Act, except to the extent the filing specifically incorporates such information by reference therein.

Stock Repurchases

On July 30, 2008 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $200 million of its outstanding common stock through January 31, 2010. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 3,866,505 shares of the Company's common stock at an aggregate cost of $136.0 million (excluding broker commissions) during the year ended December 31, 2008 and made open market purchases of 1,859,959 shares of the Company's common stock at an average share price of $34.39 per share for an aggregate cost of $64.0 million (excluding broker commissions) during the period January 1, 2009 through April 7, 2009, which was the date that the repurchase program was completed, the $200 million authorization having been exhausted.

On July 28, 2009 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $100 million of its outstanding common stock through July 28, 2011. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 782,400 shares of the Company's common stock at an average price of $32.75 per share for an aggregate cost of $25.6 million (excluding broker commissions) during the period from August 17, 2009 through December 31, 2009. Pursuant to this program, the Company made open market purchases of 1,711,881 shares of the Company's common stock at an average price of $43.46 per share for an aggregate cost of $74.4 million (excluding broker commissions) during the period January 1, 2010 through April 1, 2010, which was the date that the repurchase program was completed, the $100 million authorization having been exhausted.

On July 27, 2010 the Company's board of directors approved a stock repurchase plan which authorizes the Company to purchase up to $350 million of its outstanding common stock through July 28, 2012. On February 18, 2011, the Company's board of directors increased the stock repurchase program by an additional $100 million. Stock repurchases under the program may be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions from time to time and in such amounts and via such methods as management deems appropriate. The stock repurchase program may be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 1,684,510 shares of the Company's common stock at an average price of $48.36 per share for an aggregate cost of $81.5 million (excluding broker commissions) during the period from November 3, 2010 through December 31, 2010.

Following is a summary of stock repurchases made during the three months ended December 31, 2010:

Period	Total number of Shares Purchased	Average Price Paid per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan(1)(2)
October 1–31, 2010	—	$ 0.00	—	$350,000
November 1–30, 2010 . . .	714,750	$48.96	714,750	315,006
December 1–31, 2010 . . .	969,760	$47.91	969,760	268,542
	1,684,510		1,684,510	$268,542

(1) Excludes amounts that could be used to repurchase shares acquired under the Company's equity incentive plans to satisfy withholding tax obligations of employees and non-employee directors upon the vesting of restricted stock units.

(2) Excludes broker commissions.

During the period from January 1, 2011 through February 23, 2011, the Company made additional open market purchases of 1,251,263 shares of the Company's common stock at an aggregate cost of $61.7 million, excluding broker commissions.

Dividends

The Company did not declare any dividends during either of the years ended December 31, 2009 or 2010 and does not expect to pay a dividend in 2011. The Company is prohibited from paying dividends on its common stock under the terms of the 2010 Credit Facility, except in limited circumstances. The declaration and payment of any dividends in the future by the Company will be subject to the sole discretion of the Company's board of directors and will depend upon many factors, including the Company's financial condition, earnings, covenants associated with the Company's 2010 Credit Facility and any similar future agreement, legal requirements, regulatory constraints and other factors deemed relevant by the Company's board of directors. Moreover, should the Company pay any dividends in the future, there can be no assurance that the Company will continue to pay such dividends.

Recent Sales of Unregistered Securities

On January 28, 2011, the Company and Blue Shield of California ("Blue Shield") entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which on January 31, 2011 Blue Shield purchased 416,840 shares of the Company's common stock (the "Shares") for a total purchase price of $20 million. The Shares were issued to Blue Shield, an accredited investor, in a private placement pursuant to Regulation D of the Securities Act. Blue Shield has agreed not to transfer such Shares for a two year period, except in the event of any change in control of the Company as defined in the Share Purchase Agreement. The purchase price for the Shares issued was determined taking into account the recent trading price of the Company's common stock on NASDAQ and the restrictions on transfer of the Shares agreed to by Blue Shield.

Item 6. Selected Financial Data

The following table sets forth selected historical consolidated financial information of the Company as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

Selected consolidated financial information for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 presented below, have been derived from, and should be read in conjunction with, the consolidated financial statements and the notes thereto included elsewhere herein. Selected consolidated financial information for the years ended December 31, 2006 and 2007 has been derived from the Company's audited consolidated financial statements not included in this Form 10-K. The selected financial data set forth below also should be read in conjunction with the Company's financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

	Year Ended December 31,				
	2006	2007	2008	2009	2010
Statement of Operations Data:					
Net revenue	$1,690,270	$2,155,953	$2,625,394	$2,641,814	$2,969,240
Cost of care	1,081,080	1,409,103	1,830,542	1,765,313	1,907,985
Cost of goods sold	41,809	149,585	181,356	203,336	218,630
Direct service costs and other operating expenses(1)	385,478	404,003	426,627	465,710	566,582
Equity in earnings of unconsolidated subsidiaries	(390)	—	—	—	—
Depreciation and amortization	48,862	57,524	60,810	47,268	54,682
Interest expense	7,292	6,386	2,846	2,424	2,233
Interest income	(17,628)	(23,836)	(17,030)	(6,245)	(3,275)
Gain on sale of assets	(5,148)	—	—	—	—
Income from operations before income taxes	148,915	153,188	140,243	164,008	222,403
Provision for income taxes	62,653	59,030	54,038	57,337	83,744
Net income	$ 86,262	$ 94,158	$ 86,205	$ 106,671	$ 138,659
Income per common share—basic:	$ 2.33	$ 2.42	$ 2.18	$ 3.03	$ 4.10
Income per common share—diluted:	$ 2.23	$ 2.36	$ 2.16	$ 3.01	$ 4.03

	December 31,				
	2006	2007	2008	2009	2010
Balance Sheet Data:					
Current assets	$ 535,574	$ 803,092	$ 822,420	$ 753,588	$ 858,487
Current liabilities	321,073	375,859	373,881	369,164	390,169
Property and equipment, net	100,255	105,735	88,436	108,219	111,814
Total assets	1,207,520	1,435,123	1,417,564	1,441,041	1,549,432
Total debt and capital lease obligations	41,913	13,969	28	—	559
Stockholders' equity	$ 763,567	$ 908,232	$ 908,073	$ 950,492	$1,039,015

(1) Includes stock compensation expense of $34.0 million, $30.0 million, $32.8 million, $19.8 million and $15.1 million in 2006, 2007, 2008, 2009 and 2010, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's selected financial data and the Company's financial statements and the accompanying notes included herein. The following discussion may contain "forward-looking statements" within the meaning of the Securities Act and the Exchange Act. When used in this Form 10-K, the words "estimate," "anticipate," "expect," "believe," "should" and similar expressions are intended to be forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements are set forth under the heading "Risk Factors" in Item 1A and elsewhere in this Form 10-K. Capitalized or defined terms included in this Item 7 have the meanings set forth in Item 1 of this Form 10-K.

Business Overview

The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. As a result of certain aquisitions, the Company expanded into radiology benefits management and specialty pharmaceutical management during 2006, and into Medicaid administration during 2009. The Company provides services to health plans, insurance companies, employers, labor unions and various governmental agencies. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

Managed Behavioral Healthcare

Two of the Company's segments are in the managed behavioral healthcare business. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company generally does not directly provide, or own any provider of, treatment services except as related to the Company's contract to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Behavioral Health Authority (the "Maricopa Contract"). Under the Maricopa Contract, effective August 31, 2007 the Company was required to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest itself of these facilities over a two year period. All of the direct care facilities were divested as of December 31, 2009.

The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a substantial portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) ASO products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of the treatment services, and (iii) EAPs where the Company provides short-term outpatient behavioral counseling services.

The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following two segments:

Commercial. The Commercial segment generally reflects managed behavioral healthcare services and EAP services provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members, as well as with employers, including corporations, governmental agencies, and labor unions. Commercial's contracts encompass risk-based, ASO and EAP arrangements. As of December 31, 2010, Commercial's covered lives were 4.7 million, 19.8 million and 12.5 million for risk-based, ASO and EAP products, respectively. For the year ended December 31, 2010, Commercial's revenue was $433.9 million, $123.5 million and $94.8 million for risk-based, ASO and EAP products, respectively.

Public Sector. The Healthcare Public Sector segment generally reflects services provided to recipients under Medicaid and other state sponsored programs under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements. As of December 31, 2010, Public Sector's covered lives were 1.6 million and 0.3 million for risk-based and ASO products, respectively. For the year ended December 31, 2010, Public Sector's revenue was $1.4 billion and $5.6 million for risk-based and ASO products, respectively.

Radiology Benefits Management

The Radiology Benefits Management segment generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services currently are provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members. The Company also contracts with state and local governmental agencies for the provision of such services to Medicaid recipients. The Company offers its radiology benefits management services through risk-based contracts, where the Company assumes all or a substantial portion of the responsibility for the cost of providing diagnostic imaging services, and through ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services. As of December 31, 2010, covered lives for Radiology Benefits Management were 5.0 million and 14.7 million for risk-based and ASO products, respectively. For the year ended December 31, 2010, revenue for Radiology Benefits Management was $403.5 million and $50.6 million for risk-based and ASO products, respectively.

Specialty Pharmaceutical Management

The Specialty Pharmaceutical Management segment comprises programs that manage specialty drugs used in the treatment of complex conditions such as, cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs with sensitive handling or storage needs, many of which may be physician administered. Patients receiving these drugs require greater amounts of clinical support than those taking more traditional agents. Payors require clinical, financial and technological support to maximize the value delivered to their members using these expensive agents. The Company's specialty pharmaceutical management services are provided under contracts with health plans, insurance companies, and governmental agencies for some or all of their commercial, Medicare and Medicaid members. The Company's specialty pharmaceutical services include: (i) contracting and formulary optimization programs; (ii) specialty pharmaceutical dispensing operations; (iii) strategic consulting services; and (iv) medical pharmacy management programs. The Company's Specialty Pharmaceutical Management segment had contracts with 43 health plans and several pharmaceutical manufacturers and state Medicaid programs as of December 31, 2010.

Medicaid Administration

The Medicaid Administration segment generally reflects integrated clinical management services provided to the public sector to manage Medicaid pharmacy, mental health and long-term care programs. The primary focus of the Company's Medicaid Administration unit involves providing PBA services under contracts with states to Medicaid and other state sponsored program recipients. Medicaid Administration's contracts encompass FFS arrangements. In addition to Medicaid Administration's FFS contracts, effective September 1, 2010, Public Sector has subcontracted with Medicaid Administration to provide pharmacy benefits management services on a limited risk basis for one of Public Sector's customers.

Corporate

This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.

Acquisition of ICORE Healthcare, LLC

On July 31, 2006, the Company acquired all of the outstanding units of membership interest of ICORE, a specialty pharmaceutical management company, and ICORE became a wholly-owned subsidiary. The Company reports the results of operations of ICORE in the Specialty Pharmaceutical Management segment.

The Company paid or agreed to pay to the previous unitholders of ICORE, (i) $161 million of cash at closing; (ii) $24 million of cash that was used by the unitholders of ICORE to purchase Magellan restricted stock with such restricted stock recorded as stock compensation expense over a three year vesting period, provided the unitholders did not earlier terminate their employment with Magellan; (iii) $25 million plus accrued interest (the "Deferred Payment"), subject to any indemnity claims Magellan may have had under the purchase agreement; and (iv) the amount of positive working capital that existed at ICORE on the closing date, which was $18.2 million.

Acquisition of First Health Services

Pursuant to the June 4, 2009 Purchase Agreement (the "Purchase Agreement") with Coventry, on July 31, 2009 the Company acquired (the "Acquisition") all of the outstanding equity interests of Coventry's direct and indirect subsidiaries First Health Services Corporation ("FHS"), FHC, Inc. ("FHC") and Provider Synergies, LLC (together with FHS and FHC, "First Health Services") and certain assets of Coventry which are related to the operation of the business conducted by First Health Services. As consideration for the Acquisition, the Company paid $115.4 million in cash, excluding cash acquired and including a payment of $7.4 million for excess working capital with such amount being subject to final adjustments as provided in the Purchase Agreement. The Company is in negotiations with Coventry on settlement of the working capital adjustment, and anticipates a return of $0.9 million. The Company funded the Acquisition with cash on hand.

Effective July 1, 2010 the Company discontinued the use of the name First Health Services Corporation and officially changed such name to "Magellan Medicaid Administration, Inc." The Company reports the results of operations of Magellan Medicaid Administration, Inc. within the Medicaid Administration segment.

Stock Compensation

At December 31, 2009 and 2010, the Company had equity-based employee incentive plans, which are described more fully in Note 6—"Stockholder's Equity" to the consolidated financial statements set forth elsewhere herein. The Company recorded stock compensation expense of $19.8 million and $15.1 million for the years ended December 31, 2009 and 2010. The Company recognizes substantially all of these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting term of three years.

The Company estimates the fair value of substantially all stock options using the Black-Scholes-Merton option pricing model that employs certain factors including expected volatility of stock price, expected life of the option, risk-free interest rate and expected dividend yield. For the years ended December 31, 2008, 2009 and 2010, such volatility was based on the historical volatility of the Company's stock price.

The expected term of the option is based on historical employee stock option exercise behavior and the vesting terms of the respective option. Risk-free interest rates are based on the U.S. Treasury yield in effect at the time of grant.

The Company recognizes compensation expense for only the portion of options, restricted stock or restricted stock units that are expected to vest. Therefore, estimated forfeiture rates are derived from historical employee termination behavior. The Company's estimated forfeiture rates for the years ended

December 31, 2008, 2009 and 2010 were eight percent, five percent and five percent, respectively. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. If vesting of an award is conditioned upon the achievement of performance goals, compensation expense during the performance period is estimated using the most probable outcome of the performance goals, and adjusted as the expected outcome changes.

Managed Care Revenue

Managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is recognized over the applicable coverage period on a per member basis for covered members. The Company is paid a per member fee for all enrolled members, and this fee is recorded as revenue in the month in which members are entitled to service. The Company adjusts its revenue for retroactive membership terminations, additions and other changes, when such adjustments are identified, with the exception of retroactivity that can be reasonably estimated. The impact of retroactive rate amendments is generally recorded in the accounting period that terms to the amendment are finalized, and that the amendment is executed. Any fees paid prior to the month of service are recorded as deferred revenue. Managed care revenues approximated $2.2 billion, $2.2 billion and $2.4 billion for the years ended December 31, 2008, 2009 and 2010, respectively.

Fee-For-Service and Cost-Plus Contracts

The Company has certain FFS contracts, including cost-plus contracts, with customers under which the Company recognizes revenue as services are performed and as costs are incurred. Revenues from these contracts approximated $36.1 million, $104.4 million and $192.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Block Grant Revenues

The Maricopa Contract is partially funded by federal, state and county block grant money, which represents annual appropriations. The Company recognizes revenue from block grant activity ratably over the period to which the block grant funding applies. Block grant revenues were approximately $120.0 million, $106.6 million and $109.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Dispensing Revenue

The Company recognizes dispensing revenue, which includes the co-payments received from members of the health plans the Company serves, when the specialty pharmaceutical drugs are shipped. At the time of shipment, the earnings process is complete; the obligation of the Company's customer to pay for the specialty pharmaceutical drugs is fixed, and, due to the nature of the product, the member may neither return the specialty pharmaceutical drugs nor receive a refund. Revenues from the dispensing of specialty pharmaceutical drugs on behalf of health plans were $195.6 million, $221.6 million and $234.8 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Performance-Based Revenue

The Company has the ability to earn performance-based revenue under certain risk and non-risk contracts. Performance-based revenue generally is based on either the ability of the Company to manage care for its clients below specified targets, or on other operating metrics. For each such contract, the Company estimates and records performance-based revenue after considering the relevant contractual terms and the data available for the performance-based revenue calculation. Pro-rata performance-based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts. Performance-based revenues were $13.4 million, $7.6 million and $13.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Cost of Care, Medical Claims Payable and Other Medical Liabilities

Cost of care is recognized in the period in which members receive managed healthcare services. In addition to actual benefits paid, cost of care in a period also includes the impact of accruals for estimates of medical claims payable. Medical claims payable represents the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed healthcare businesses.

Such liabilities are determined by employing actuarial methods that are commonly used by health insurance actuaries and that meet actuarial standards of practice.

The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. This data is incorporated into contract-specific actuarial reserve models and is further analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Factors that affect estimated completion factors include benefit changes, enrollment changes, shifts in product mix, seasonality influences, provider reimbursement changes, changes in claims inventory levels, the speed of claims processing, and changes in paid claim levels. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims. For the most recent incurred months (generally the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for any month with a completion factor that is less than 70 percent are generally not projected from historical completion and payment patterns; rather they are projected by estimating claims expense based on recent monthly estimated cost incurred per member per month times membership, taking into account seasonality influences, benefit changes and healthcare trend levels, collectively considered to be "trend factors."

Medical claims payable balances are continually monitored and reviewed. If it is determined that the Company's assumptions in estimating such liabilities are significantly different than actual results, the Company's results of operations and financial position could be impacted in future periods. Adjustments of prior period estimates may result in additional cost of care or a reduction of cost of care in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. Prior period development is recognized immediately upon the actuary's judgment that a portion of the prior period liability is no longer needed or that additional liability should have been accrued. The following table presents the components of the change in medical claims payable for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	2008	2009	2010
Claims payable and IBNR, beginning of period	$ 185,349	$ 184,422	$ 168,851
Cost of care:			
Current year	1,836,425	1,771,213	1,919,785
Prior years	(5,883)	(5,900)	(11,800)
Total cost of care	1,830,542	1,765,313	1,907,985
Claim payments and transfers to other medical liabilities(1):			
Current year	1,676,975	1,624,626	1,777,356
Prior years	154,494	156,258	133,385
Total claim payments and transfers to other medical liabilities	1,831,469	1,780,884	1,910,741
Claims payable and IBNR, end of period	184,422	168,851	166,095
Withhold receivables, end of period(2)	(28,562)	(25,182)	(23,424)
Medical claims payable, end of period	$ 155,860	$ 143,669	$ 142,671

(1) For any given period, a portion of unpaid medical claims payable could be covered by reinvestment liability (discussed below) and may not impact the Company's results of operations for such periods.

(2) Medical claims payable is offset by customer withholds from capitation payments in situations in which the customer has the contractual requirement to pay providers for care incurred.

Actuarial standards of practice require that the claim liabilities be adequate under moderately adverse circumstances. Adverse circumstances are situations in which the actual claims experience could be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice.

Care trend factors and completion factors can have a significant impact on the medical claims payable liability. The following example provides the estimated impact to the Company's December 31,

2010 unpaid medical claims payable liability assuming hypothetical changes in care trend factors and completion factors:

Care Trend Factor(1)		Completion Factor(2)	
(Decrease) Increase		(Decrease) Increase	
Trend Factor	Medical Claims Payable	Completion Factor	Medical Claims Payable
	(in thousands)		(in thousands)
−3%	$(18,000)	−3%	$(33,500)
−2%	(11,500)	−2%	(22,000)
−1%	(5,500)	−1%	(11,000)
1%	5,500	1%	11,000
2%	11,500	2%	22,000
3%	18,000	3%	33,500

Approximately 70 percent of IBNR dollars is based on care trend factors.

(1) Assumes a change in the care trend factor for any month that a completion factor is not used to estimate incurred claims (which is generally any month that is less than 70 percent complete).

(2) Assumes a change in the completion factor for any month for which completion factors are used to estimate IBNR (which is generally any month that is 70 percent or more complete).

Due to the existence of risk sharing provisions in certain customer contracts, a change in the estimate for medical claims payable does not necessarily result in an equivalent impact on cost of care.

The Company believes that the amount of medical claims payable is adequate to cover its ultimate liability for unpaid claims as of December 31, 2010; however, actual claims payments may differ from established estimates.

Other medical liabilities consist primarily of “reinvestment” payables under certain managed behavioral healthcare contracts with Medicaid customers and “profit share” payables under certain risk-based contracts. Under a contract with reinvestment features, if the cost of care is less than certain minimum amounts specified in the contract (usually as a percentage of revenue), the Company is required to “reinvest” such difference in behavioral healthcare programs when and as specified by the customer or to pay the difference to the customer for their use in funding such programs. Under a contract with profit share provisions, if the cost of care is below certain specified levels, the Company will “share” the cost savings with the customer at the percentages set forth in the contract.

Long-lived Assets

Long-lived assets, including property and equipment and intangible assets to be held and used, are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is determined by comparing the carrying value of these long-lived assets to management’s best estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or the discounted present value of expected future cash flows.

Goodwill

The Company is required to test its goodwill for impairment on at least an annual basis. The Company has selected October 1 as the date of its annual impairment test. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit that has been allocated goodwill based on various valuation techniques, with the primary technique being a discounted cash flow analysis, which requires the input of various assumptions with respect to revenues, operating margins, growth rates and discount rates. The estimated fair value for each reporting unit is compared to the carrying value of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The fair value of the Health Plan reporting unit (a component of the Commercial segment) was determined using a discounted cash flow method. This method involves estimating the present value of estimated future cash flows utilizing a risk adjusted discount rate. Key assumptions for this method include cash flow projections, terminal growth rates and discount rates.

The fair value of the Radiology Benefits Management reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for the discounted cash flow method are consistent with those described above. Key assumptions for the merger and acquisition method include actual operating results and appropriate revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples. Key assumptions for the public company method include actual operating results, projected operating results, and appropriate EBITDA, earnings before interest and taxes ("EBIT"), and debt free net income multiples. The weighting applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Radiology Benefits Management was 60 percent, 20 percent and 20 percent, respectively.

The fair value of the Specialty Pharmaceutical Management reporting unit was determined using a discounted cash flow method. Key assumptions for this method are consistent with those described above.

The fair value of the Medicaid Administration reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for the discounted cash flow method, merger and acquisition method, and public company method are consistent with those described above. The weighting applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Medicaid Administration was 60 percent, 20 percent and 20 percent, respectively.

As a result of the first step of the 2010 annual goodwill impairment analysis, the fair value of each reporting unit with allocated goodwill exceeded its carrying value. Therefore, the second step was not necessary. However, a 60 percent decline in fair value of the Health Plan reporting unit, a 53 percent decline in fair value of Radiology Benefits Management, a 50 percent decline in fair value of Specialty Pharmaceutical Management, or a 24 percent decline in fair value of Medicaid Administration would have caused the carrying values for these reporting units to be in excess of fair values, which would require the second step to be performed. The second step could have resulted in an impairment loss for goodwill.

Goodwill has been allocated to the Company's reporting units as follows (in thousands):

	December 31,	
	2009	2010
Health Plan	$120,485	$120,485
Radiology Benefits Management	104,549	104,549
Specialty Pharmaceutical Management	142,291	142,291
Medicaid Administration	59,146	59,614
Total	$426,471	$426,939

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are reflected in the table below (in thousands):

	2009	2010
Balance as of beginning of period	$367,325	$426,471
Acquisition of Medicaid Administration	59,146	468
Balance as of end of period	$426,471	$426,939

Income Taxes

The Company files a consolidated federal income tax return for the Company and its eighty-percent or more owned subsidiaries, and the Company and its subsidiaries file income tax returns in various states and local jurisdictions.

The Company estimates income taxes for each of the jurisdictions in which it operates. This process involves estimating current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and book purposes. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The Company then assesses the likelihood that the deferred tax assets will be recovered from the reversal of temporary timing differences and future taxable income, and to the extent the Company cannot conclude that recovery is more likely than not, it establishes a valuation allowance. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

The Company estimates that it has reportable federal net operating loss carryforwards ("NOLs") as of December 31, 2010 of $5.5 million available to reduce future federal taxable income. These estimated NOLs, if not used, will expire in 2011 through 2019 and are subject to examination and adjustment by the Internal Revenue Service ("IRS"). In addition, the Company's utilization of such NOLs is subject to limitation under Internal Revenue Code Section 382 ("Section 382") which affects the timing of the use of these NOLs. At this time, the Company does not believe these limitations will limit the Company's ability to use any federal NOLs before they expire.

The Company's valuation allowances against deferred tax assets were $7.3 million and $5.3 million as of December 31, 2009 and 2010, respectively, mostly relating to uncertainties regarding the eventual realization of certain state NOLs. Determination of the amount of deferred tax assets considered realizable requires significant judgment and estimation. Changes in these estimates in the future could materially affect the Company's financial condition and results of operations.

Prior to 2009, in certain instances, reversals of both valuation allowances and unrecognized tax benefits were recorded as adjustments to goodwill. All other reversals of these balances were recorded as reductions to income tax expense. Beginning in 2009 only those changes occurring during the measurement period subsequent to an acquisition are recorded as adjustments to goodwill. All other reversals of valuation allowances and unrecognized tax benefits are reflected as reductions to income tax expense. The Company's income tax expense for 2009 and 2010 was reduced by $2.0 million and $2.7 million, respectively, as a result of this change.

The balance of unrecognized tax benefits as of December 31, 2009 and 2010 was $113.1 million and $111.6 million, respectively, most of which was included in deferred credits and other long-term liabilities, and the remainder reducing deferred tax assets. If these unrecognized tax benefits had been realized as of December 31, 2009 and 2010, $88.3 million and $88.2 million, respectively, would have impacted the effective tax rate.

Included in the balance of unrecognized tax benefits recorded at December 31, 2009 and 2010 were liabilities of $1.1 million and $0.1 million, respectively, for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the deferral of these deductions to later years would not affect the annual effective tax rate but could result in the acceleration of cash payments and/or reduction to the NOL carryforwards with respect to the earlier period.

With few exceptions, the Company is no longer subject to state or local income tax assessments by tax authorities for years ended prior to December 31, 2007. Further, the statute of limitations regarding the assessment of the federal and most state and local income taxes for the year ended December 31, 2007 will expire during 2011. The Company anticipates that up to $15.5 million of unrecognized tax benefits (excluding interest costs) recorded as of December 31, 2010 could be reversed during 2011 as a result of statute expirations, $10.2 million of which would impact the effective tax rate. All such reversals (net of the related indirect tax benefits) would be reflected as discrete adjustments during the quarter in which the respective statute expiration occurs.

Results of Operations

The Company evaluates performance of its segments based on profit or loss from continuing operations before stock compensation expense, depreciation and amortization, interest expense, interest income, gain on sale of assets, special charges or benefits, and income taxes ("Segment Profit"). Management uses Segment Profit information for internal reporting and control purposes and considers it important in making decisions regarding the allocation of capital and other resources, risk assessment and employee compensation, among other matters. Effective September 1, 2010, Public Sector has subcontracted with Medicaid Administration to provide pharmacy benefits management services on a limited risk basis for one of Public Sector's customers. As such, revenue and cost of care related to this intersegment arrangement are eliminated. The Company's segments are defined above.

The table below summarizes, for the periods indicated, operating results by business segment (in thousands):

	Commercial	Public Sector	Radiology Benefits Management	Specialty Pharmaceutical Management	Corporate and Elimination	Consolidated
Year Ended December 31, 2008						
Net revenue	$ 649,636	$ 1,451,923	$ 295,336	$ 228,499	$ —	$ 2,625,394
Cost of care	(344,761)	(1,278,316)	(207,465)	—	—	(1,830,542)
Cost of goods sold	—	—	—	(181,356)	—	(181,356)
Direct service costs	(154,894)	(68,914)	(54,482)	(25,623)	—	(303,913)
Other operating expenses	—	—	—	—	(122,714)	(122,714)
Stock compensation expense(1)	1,368	839	1,472	8,967	20,117	32,763
Segment profit (loss)	$ 151,349	$ 105,532	$ 34,861	$ 30,487	$(102,597)	$ 219,632

	Commercial	Public Sector	Radiology Benefits Management	Specialty Pharmaceutical Management	Medicaid Administration	Corporate and Elimination	Consolidated
Year Ended December 31, 2009							
Net revenue	$ 650,139	$ 1,362,420	$ 305,251	$ 259,745	$ 64,259	$ —	$ 2,641,814
Cost of care	(351,270)	(1,208,451)	(205,592)	—	—	—	(1,765,313)
Cost of goods sold	—	—	—	(203,336)	—	—	(203,336)
Direct service costs	(152,280)	(67,835)	(51,732)	(24,901)	(54,874)	—	(351,622)
Other operating expenses	—	—	—	—	—	(114,088)	(114,088)
Stock compensation expense(1)	953	690	1,260	5,383	27	11,469	19,782
Segment profit (loss)	$ 147,542	$ 86,824	$ 49,187	$ 36,891	$ 9,412	$(102,619)	$ 227,237

	Commercial	Public Sector	Radiology Benefits Management	Specialty Pharmaceutical Management	Medicaid Administration	Corporate and Elimination	Consolidated
Year Ended December 31, 2010							
Net revenue	$ 652,221	$ 1,442,093	$ 454,105	$ 270,646	$ 176,283	$ (26,108)	$ 2,969,240
Cost of care	(365,115)	(1,246,779)	(298,516)	—	(23,683)	26,108	(1,907,985)
Cost of goods sold	—	—	—	(218,630)	—	—	(218,630)
Direct service costs	(156,278)	(67,577)	(67,672)	(26,368)	(124,312)	—	(442,207)
Other operating expenses	—	—	—	—	—	(124,375)	(124,375)
Stock compensation expense(1)	714	714	1,485	424	74	11,691	15,102
Segment profit (loss)	$ 131,542	$ 128,451	$ 89,402	$ 26,072	$ 28,362	$(112,684)	$ 291,145

(1) Stock compensation expense is included in direct service costs and other operating expenses, however this amount is excluded from the computation of segment profit since it is managed on a consolidated basis.

The following table reconciles Segment Profit to consolidated income from operations before income taxes and minority interest for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	2008	2009	2010
Segment profit	$219,632	$227,237	$291,145
Stock compensation expense	(32,763)	(19,782)	(15,102)
Depreciation and amortization	(60,810)	(47,268)	(54,682)
Interest expense	(2,846)	(2,424)	(2,233)
Interest income	17,030	6,245	3,275
Income from operations before income taxes	$140,243	$164,008	$222,403

Year ended December 31, 2010 ("2010") compared to the year ended December 31, 2009 ("2009")

Commercial

Net Revenue

Net revenue related to the Commercial segment increased by 0.3 percent or $2.1 million from 2009 to 2010. The increase in revenue is mainly due to revenue from new contracts implemented after 2009 of $22.2 million and favorable rate changes of $17.9 million, which increases were partially offset by terminated contracts of $28.5 million, the favorable impact of contractual settlements in 2009 of $5.7 million, unfavorable retroactive rate adjustments of $1.3 million recorded in 2010, and other net unfavorable variances of $2.5 million.

Cost of Care

Cost of care increased by 3.9 percent or $13.8 million from 2009 to 2010. The increase in cost of care is primarily due to new contracts implemented after 2009 of $14.1 million, the impact of favorable contractual settlements recorded in 2009 of $2.7 million, favorable prior period medical claims development recorded in 2009 of $2.5 million, and care trends and other net unfavorable variances of $12.8 million, which increases were partially offset by terminated contracts of $12.9 million, favorable prior period medical claims development recorded in 2010 of $2.7 million, and favorable medical claims development for 2009 which was recorded in 2010 of $2.7 million. Cost of care as a percentage of risk revenue (excluding EAP revenue) increased from 76.4 percent in 2009 to 77.6 percent in 2010, mainly due to unfavorable care trends and business mix.

Direct Service Costs

Direct service costs increased by 2.6 percent or $4.0 million from 2009 to 2010. The increase in direct service costs is mainly attributable to one-time severance charges in 2010 of $2.0 million associated with terminated contracts and increased employee compensation and benefits. Direct service costs increased as a percentage of revenue from 23.4 percent in 2009 to 24.0 percent in 2010, mainly due to one-time severance charges in 2010 and changes in business mix.

Public Sector

Net Revenue

Net revenue related to Public Sector increased by 5.8 percent or $79.7 million from 2009 to 2010. This increase is primarily due to increased membership from existing customers of $125.3 million, $19.3 million related to the recognition in 2010 of previously deferred revenue on the Maricopa Contract as well as the lack of deferral of revenue for the current contract year due to a change in contractual provisions, the revenue impact for out of period care development pertaining to 2009 of $3.2 million, and other net favorable variances of $24.0 million, which increases were partially offset by terminated contracts of $38.6 million, net unfavorable rate changes of $37.2 million, and the recognition in 2009 of $16.3 million of deferred revenue on the Maricopa Contract.

Cost of Care

Cost of care increased by 3.2 percent or $38.3 million from 2009 to 2010. This increase is primarily due to increased membership from existing customers of $107.5 million, favorable prior period medical claims development recorded in 2009 of $2.6 million, and care trends and other net unfavorable variances of $5.9 million, which increases were partially offset by terminated contracts of $35.0 million, lower care associated with rate changes for contracts with minimum care requirements recorded in 2010 of $27.6 million, favorable medical claims development for 2009 which was recorded in 2010 of $8.0 million, and favorable prior period medical claims development recorded in 2010 of $7.1 million. Cost of care decreased as a percentage of risk revenue from 89.1 percent in 2009 to 86.8 percent in 2010 mainly due to business mix and net favorable care development.

Direct Service Costs

Direct service costs decreased by 0.4 percent or $0.3 million from 2009 to 2010. The decrease in direct service costs is primarily due to terminated contracts, partially offset by staffing required to support certain contracts. As a percentage of revenue, direct service costs decreased from 5.0 percent in 2009 to 4.7 percent in 2010 mainly due to changes in business mix.

Radiology Benefits Management

Net Revenue

Net revenue related to the Radiology Benefits Management segment increased by 48.8 percent or $148.9 million from 2009 to 2010. This increase is primarily due to revenue from new contracts implemented after 2009 (or during) of $155.9 million and favorable rate changes of $21.8 million, which increases were partially offset by decreased membership from existing customers of $18.3 million, favorable retroactive membership, rate, and contractual settlements recorded in 2009 of $2.4 million, terminated contracts of $1.7 million, and other net decreases of $6.4 million.

Cost of Care

Cost of care increased by 45.2 percent or $92.9 million from 2009 to 2010. This increase is primarily attributed to new contracts implemented after 2009 (or during) of $113.8 million, favorable contractual settlements recorded in 2009 of $4.7 million, and favorable prior period medical claims development recorded in 2009 of $0.8 million, which increases were partially offset by decreased membership from existing customers of $19.1 million, favorable medical claims development for 2009 which was recorded in 2010 of $2.1 million, favorable prior period medical claims development recorded in 2010 of $2.0 million, and care trends and other net favorable variances of $3.2 million. Cost of care decreased as a percentage of risk revenue from 80.8 percent in 2009 to 74.0 percent in 2010 mainly due to rate increases and business mix.

Direct Service Costs

Direct service costs increased 30.8 percent or $15.9 million from 2009 to 2010. The increase in direct service costs is mainly attributable to increased employee compensation and benefits, and costs associated with new business. As a percentage of revenue, direct service costs decreased from 16.9 percent in 2009 to 14.9 percent in 2010, mainly due to business mix.

Specialty Pharmaceutical Management

Net Revenue

Net revenue related to the Specialty Pharmaceutical Management segment increased 4.2 percent or $10.9 million from 2009 to 2010. This increase is primarily due to net increased dispensing activity from new and existing customers of $13.7 million, which increase was partially offset by other net decreases of $2.8 million.

Cost of Cost of Goods Sold

Cost of goods sold increased 7.5 percent or $15.3 million from 2009 to 2010, primarily due to net increased dispensing activity from new and existing customers. As a percentage of the portion of net revenue that relates to dispensing revenue, cost of goods sold increased from 91.8 percent in 2009 to 93.1 percent in 2010, mainly due to business mix.

Direct Service Costs

Direct service costs increased by 5.9 percent or $1.5 million from 2009 to 2010. This increase is primarily due to increased employee compensation and benefits, and expenses to support the development of new products, partially offset by a reduction in stock compensation expense. As a percentage of revenue, direct service costs increased slightly from 9.6 percent in 2009 to 9.7 percent in 2010.

Medicaid Administration

Net Revenue

Net revenue related to Medicaid Administration increased 174.3 percent or $112.0 million from 2009 to the 2010. This increase is primarily the result of the inclusion of only five months of operating results in 2009 due to the closing of the acquisition of First Health Services on July 31, 2009.

Cost of Care

Cost of care in 2010 of $23.7 million is attributed to a subcontract with Public Sector for Medicaid Administration to provide pharmacy benefits management services on a limited risk basis for one of Public Sector's customers starting September 1, 2010.

Direct Service Costs

Direct service costs increased 126.5 percent or $69.4 million from 2009 to 2010. This increase is primarily the result of the inclusion of only five months of operating results in 2009 due to the closing of the acquisition of First Health Services on July 31, 2009. As a percentage of revenue, direct service costs decreased from 85.4 percent in 2009 to 70.5 percent in 2010, mainly due to changes in business mix, including the new risk based subcontract discussed above.

Corporate

Other Operating Expenses

Other operating expenses related to the Corporate and Other segment increased by 9.0 percent or $10.3 million from 2009 to 2010. The increase results primarily from net one-time unfavorable adjustments recorded in 2010 of $4.8 million, unfavorable employee benefit and termination costs of $4.2 million, and other net increases of $2.7 million, which increases were partially offset by one-time acquisition-related expenses incurred in 2009 of $1.4 million. As a percentage of total net revenue, other operating expenses decreased slightly from 4.3 percent for 2009 to 4.2 percent for 2010, mainly due to business mix.

Depreciation and Amortization

Depreciation and amortization expense increased by 15.7 percent or $7.4 million from 2009 to 2010, primarily due to asset additions after (or during) 2009 (inclusive of assets related to the acquisition of First Health Services).

Interest Expense

Interest expense decreased by 7.9 percent or $0.2 million from 2009 to 2010, mainly due to lower costs associated with the 2010 Credit Facility.

Interest Income

Interest income decreased by 47.6 percent or $3.0 million from 2009 to 2010, mainly due to lower yields.

Income Taxes

The Company's effective income tax rate was 35.0 percent in 2009 and 37.7 percent in 2010. The 2009 and 2010 effective income tax rates differ from the federal statutory income tax rate primarily due to state income taxes and permanent differences between book and tax income. The Company also accrues interest related to unrecognized tax benefits in its provision for income taxes. The effective income tax rate in 2010 is higher than 2009 mainly due to more significant reversals in 2009 of valuation allowances on deferred state taxes and tax contingencies due to closure of statutes of limitation.

2009 compared to the year ended December 31, 2008 ("2008")

Commercial

Net Revenue

Net revenue related to the Commercial segment increased by 0.1 percent or $0.5 million from 2008 to 2009. The increase in revenue is mainly due to favorable rate changes of $11.7 million, increased membership from existing customers of $8.2 million, the favorable impact of contractual settlements in 2009 of $5.7 million, revenue from new contracts implemented after (or during) 2008 of $4.3 million, and other net favorable variances of $1.8 million, which increases were partially offset by terminated contracts of $26.1 million and net favorable retroactive membership adjustments of $5.1 million recorded in 2008.

Cost of Care

Cost of care increased by 1.9 percent or $6.5 million from 2008 to 2009. The increase in cost of care is primarily due to increased membership from existing customers of $6.8 million and care trends and other net variances of $29.1 million, which increases were partially offset by terminated contracts of $17.1 million, unfavorable prior period medical claims development recorded in 2008 of $5.1 million, the favorable impact of contractual settlements in 2009 of $2.7 million, favorable prior period medical claims development recorded in 2009 of $2.5 million, and favorable prior period medical claims development for 2008 which was recorded in 2009 of $2.0 million. Cost of care as a percentage of risk revenue (excluding EAP revenue) increased from 76.2 percent in 2008 to 76.4 percent in 2009, mainly due to unfavorable care trends and business mix.

Direct Service Costs

Direct service costs decreased by 1.7 percent or $2.6 million from 2008 to 2009. The decrease in direct service costs is mainly attributable to a one-time charge in 2008 of $2.5 million associated with legal matters. Direct service costs decreased as a percentage of revenue from 23.8 percent in 2008 to 23.4 percent in 2009, mainly due to business mix.

Public Sector

Net Revenue

Net revenue related to Public Sector decreased by 6.2 percent or $89.5 million from 2008 to 2009. This decrease is primarily due to the net impact of terminated contracts offset by increased membership from existing customers of $127.6 million, which decrease was partially offset by higher performance revenue in 2009 for the Maricopa Contract of $16.3 million and net favorable rate and contract funding changes of $21.8 million.

Cost of Care

Cost of care decreased by 5.5 percent or $69.9 million from 2008 to 2009. This decrease is primarily due to care associated with terminated contracts offset by increased membership from existing customers of $96.1 million and favorable prior period medical claims development recorded in 2009 of $2.6 million, which decreases were partially offset by care associated with rate changes for contracts with minimum cost of care requirements of $9.4 million, favorable prior period medical claims development recorded in 2008 of $8.6 million, unfavorable medical claims development for 2008 which was recorded in 2009 of $2.4 million and care trends and other net variances of $8.4 million. Cost of care increased as a percentage of risk revenue from 88.4 percent in 2008 to 89.1 percent in 2009, mainly due to changes in business mix.

Direct Service Costs

Direct service costs decreased by 1.6 percent or $1.1 million from 2008 to 2009. The decrease in direct service costs is primarily due to terminated contracts, partially offset by staffing required to support certain contracts. As a percentage of revenue, direct service costs increased from 4.7 percent in 2008 to 5.0 percent in 2009 mainly due to changes in business mix.

Radiology Benefits Management

Net Revenue

Net revenue related to the Radiology Benefits Management segment increased by 3.4 percent or $9.9 million from 2008 to 2009. This increase is primarily due to new contracts implemented after (or during) 2008 of $32.4 million, favorable rate changes of $19.5 million, favorable retroactive membership, rate, and contractual settlements recorded in 2009 of $2.4 million, net unfavorable retroactive membership and rate adjustments recorded in 2008 of $1.6 million and other net favorable variances of $2.9 million, which increases were partially offset by net decreased membership from existing customers of $39.4 million and terminated contracts of $9.5 million.

Cost of Care

Cost of care decreased by 0.9 percent or $1.9 million from 2008 to 2009. This decrease is primarily due to decreased membership from existing customers of $31.9 million, favorable contractual settlements in 2009 of $4.7 million, favorable prior period medical claims development for 2008 which was recorded in 2009 of $1.0 million, and favorable prior period claims development recorded in 2009 of $0.8 million, which decreases were partially offset by new contracts implemented after 2008 of

$22.6 million, favorable prior period medical claims development recorded in 2008 of $2.1 million, and unfavorable care trends and other net variances of $11.8 million. Cost of care decreased as a percentage of risk revenue from 86.7 percent in 2008 to 80.8 percent in 2009 mainly due to favorable rate changes, favorable contractual settlements, favorable care development and business mix.

Direct Service Costs

Direct service costs decreased 5.0 percent or $2.8 million from 2008 to 2009. This decrease is primarily attributed to terminated contracts. As a percentage of revenue, direct service costs decreased from 18.4 percent in 2008 to 16.9 percent in 2009, mainly due to favorable rate changes and favorable contractual settlements.

Specialty Pharmaceutical Management

Net Revenue

Net revenue related to the Specialty Pharmaceutical Management segment increased 13.7 percent or $31.2 million from 2008 to 2009. This increase is primarily due to net increased dispensing activity from new and existing customers of $26.1 million, and increased contracting and formulary optimization revenue from new and existing customers of $5.1 million (including $0.7 million of retroactive formulary optimization revenue recorded in 2009).

Cost of Goods Sold

Cost of goods sold increased 12.1 percent or $22.0 million from 2008 to 2009, primarily due to net increased dispensing activity from new and existing customers. As a percentage of the portion of net revenue that relates to dispensing revenue, cost of goods sold decreased from 92.7 percent in 2008 to 91.8 percent in 2009, mainly due to business mix.

Direct Service Costs

Direct service costs decreased by 2.8 percent or $0.7 million from 2008 to 2009. This decrease is primarily due to the decrease in stock compensation expense, partially offset by expenses required to support the aforementioned increases to revenue. As a percentage of revenue, direct service costs decreased from 11.2 percent in 2008 to 9.6 percent in 2009, mainly due to decreased stock compensation expense and increased dispensing revenue.

Medicaid Administration

Net Revenue

Net revenue related to Medicaid Administration was $64.3 million for the period from August 1, 2009 through December 31, 2009. The acquisition of First Health Services closed on July 31, 2009 and thus 2008 does not include any operating results for this segment of the Company.

Direct Service Costs

Direct service costs were $54.9 million for the period from August 1, 2009 thru December 31, 2009. As a percentage of revenue, direct service costs were 85.4 percent in such period.

Corporate

Other Operating Expenses

Other operating expenses related to the Corporate and Other segment decreased by 7.0 percent or $8.6 million from 2008 to 2009. The decrease results primarily from expenses incurred in 2008 pursuant to the provisions of the former Chief Executive Officer's employment agreement of $10.1 million (including $5.4 million of stock compensation expense related to the accelerated vesting for certain equity awards), and net one-time expenses incurred in 2008 of $1.7 million, which increases were partially offset by one-time acquisition-related expenses incurred in 2009 of $1.4 million, and net other unfavorable variances of $1.8 million. As a percentage of total net revenue, other operating expenses decreased from 4.7 percent for 2008 to 4.3 percent for 2009, primarily due to prior year expenses incurred pursuant to the former Chief Executive Officer's employment agreement.

Depreciation and Amortization

Depreciation and amortization expense decreased by 22.3 percent or $13.5 million from 2008 to 2009, primarily due to assets that became fully depreciated as of December 31, 2008, partially offset by asset additions after 2008 (inclusive of assets related to the acquisition of First Health Services).

Interest Expense

Interest expense decreased by 14.8 percent or $0.4 million from 2008 to 2009, mainly due to reductions in outstanding debt balances as a result scheduled debt payments.

Interest Income

Interest income decreased by 63.3 percent or $10.8 million from 2008 to 2009, mainly due to lower invested balances and lower yields.

Income Taxes

The Company's effective income tax rate was 38.5 percent in 2008 and 35.0 percent in 2009. The 2008 and 2009 effective income tax rates differ from the federal statutory income tax rate primarily due to state income taxes and permanent differences between book and tax income. The Company also accrues interest related to unrecognized tax benefits in its provision for income taxes. The effective income tax rate in 2009 is lower than 2008 mainly due to more significant reversals in 2009 of valuation allowances on deferred state taxes and tax contingencies due to closure of statutes of limitation.

Outlook—Results of Operations

The Company's Segment Profit and net income are subject to significant fluctuations from period to period. These fluctuations may result from a variety of factors such as those set forth under Item 1A—"Risk Factors" as well as a variety of other factors including: (i) changes in utilization levels by enrolled members of the Company's risk-based contracts, including seasonal utilization patterns; (ii) contractual adjustments and settlements; (iii) retrospective membership adjustments; (iv) timing of implementation of new contracts, enrollment changes and contract terminations; (v) pricing adjustments upon contract renewals (and price competition in general); and (vi) changes in estimates regarding medical costs and IBNR.

A portion of the Company's business is subject to rising care costs due to an increase in the number and frequency of covered members seeking behavioral healthcare or radiology services, and higher costs per inpatient day or outpatient visit for behavioral services, and higher costs per scan for radiology services. Many of these factors are beyond the Company's control. Future results of operations will be heavily dependent on management's ability to obtain customer rate increases that are consistent with care cost increases and/or to reduce operating expenses.

In relation to the managed behavioral healthcare business, the Company is a market leader in a mature market with many viable competitors. The Company is continuing its attempts to grow its business in the managed behavioral healthcare industry through aggressive marketing and development of new products; however, due to the maturity of the market, the Company believes that the ability to grow its current business lines may be limited. In addition, as previously discussed, substantially all of the Company's Commercial segment revenues are derived from Blue Cross Blue Shield health plans and other managed care companies, health insurers and health plans. Certain of the managed care customers of the Company have decided not to renew all or part of their contracts with the Company, and to instead manage the behavioral healthcare services directly for their subscribers.

Care Trends. The Company expects that the Commercial care trend factor for 2011 will be 7 to 9 percent, the Public Sector care trend factor for 2011 will be 2 to 4 percent and the Radiology Benefits Management care trend for 2011 will be 4 to 6 percent.

Interest Rate Risk. Changes in interest rates affect interest income earned on the Company's cash equivalents and investments, as well as interest expense on variable interest rate borrowings under the Company's 2010 Credit Facility. Based on the amount of cash equivalents and investments and the borrowing levels under the 2010 Credit Facility as of December 31, 2010, a hypothetical 10 percent increase or decrease in the interest rate associated with these instruments, with all other variables held constant, would not materially affect the Company's future earnings and cash outflows.

Historical—Liquidity and Capital Resources

2010 compared to 2009

Operating Activities. The Company reported net cash provided by operating activities of $218.6 million and $308.9 million for 2009 and 2010, respectively. Both years were positively impacted by the shift of restricted funds between cash and investments that resulted in operating cash flow sources directly offset by investing cash flow uses, with $38.5 million and $36.7 million of restricted cash shifted to restricted investments in 2009 and 2010, respectively. The $90.3 million increase in operating cash flows from 2009 to 2010 is primarily attributable to the increase in Segment Profit and net favorable working capital changes between years largely related to growth in the Company's business segments (including the build of medical claims payable balances and other contract liabilities associated with new contracts), partially offset by higher tax payments. Segment Profit for 2010 increased $63.9 million compared to 2009. Net favorable year over year working capital changes were primarily attributable to the build of medical claims payable balances and other contract liabilities associated with new contracts. Tax payments in 2010 were $45.3 million higher than 2009, mostly due to the Company's utilization of the majority of its NOLs prior to 2010.

During 2010, the Company's restricted cash decreased $42.9 million. The decrease is attributable to a reduction in restricted cash of $4.1 million associated with the Company's regulated entities, the shift of restricted cash to restricted investments of $36.7 million and other net decreases of $2.1 million. In regards to the decrease in restricted cash for the Company's regulated entities, $11.8 million is offset by changes in other assets and liabilities, primarily accounts receivable, accrued liabilities, medical claims payable and other medical liabilities, thus having no impact on operating cash flows. Partially offsetting these net reductions is the net funding of $7.7 million in additional restricted cash associated with the Company's regulated entities.

Investing Activities. The Company utilized $33.2 million and $46.2 million during 2009 and 2010, respectively, for capital expenditures. The majority of the increase in capital expenditures of $13.0 million is attributable to management information systems and related equipment, with significant current year expenditures related to the Medicaid Administration segment. The Company also used cash of $0.8 million and $64.3 million for the net purchase of "available-for-sale" investments during 2009 and 2010, respectively. During 2009, the Company paid $115.4 million for the acquisition of First Health Services, excluding cash acquired of $2.0 million but including payment of $7.4 million for excess working capital.

Financing Activities. During 2009, the Company paid $89.7 million for the repurchase of treasury stock under the Company's share repurchase program and had other net financing cash flow uses of $0.2 million. In addition, the Company received $2.6 million from the exercise of stock options and warrants and obtained tax benefits of $2.9 million from the exercise of stock options and vesting of stock awards.

During 2010, the Company paid $149.8 million for the repurchase of treasury stock under the Company's share repurchase program, paid $1.1 million related to capital lease obligations, and had other net financing cash flow uses of $0.9 million. In addition, the Company received $92.9 million from the exercise of stock options and warrants and obtained tax benefits of $1.1 million from the exercise of stock options and vesting of stock awards.

2009 compared to 2008

Operating Activities. The Company reported net cash provided by operating activities of $268.3 million and $218.6 million for 2008 and 2009, respectively. The $49.7 million decrease in operating cash flows from 2008 to 2009 is primarily attributable to the shift of restricted funds between cash and investments, which results in an operating cash flow change that is directly offset by an investing cash flow change. During 2008, $109.2 million of restricted cash was shifted to restricted investments as compared to 2009, in which $38.5 million of restricted cash was shifted to restricted investments, resulting in a net decrease in operating cash flows between periods of $70.7 million. Also contributing to the decrease in operating cash flows is the decrease in interest income of $10.8 million from 2008 to 2009. Partially offsetting these items is the year over year reduction in the funding of restricted cash for a risk radiology contract of $11.7 million, the increase in segment profit of $7.6 million from 2008, the release of restricted cash in 2009 of $7.1 million associated with a contract that terminated in 2007 and other net favorable items of $5.4 million.

During 2009, the Company's restricted cash decreased $32.7 million. The change in restricted cash is attributable to the shift of restricted cash of $38.5 million to restricted investments and the reduction in restricted cash of $7.1 million associated with a contract that terminated in 2007, partially offset by an increase in restricted cash of $9.5 million associated with the Company's regulated entities and other net increases of $3.4 million. The majority of the increase in restricted cash for the Company's regulated entities is related to funding to satisfy increased equity requirements.

Investing Activities. The Company utilized $36.3 million and $33.2 million during 2008 and 2009, respectively, for capital expenditures. The majority of the capital expenditures for 2008 and 2009 are related to management information systems and related equipment. The Company used net cash of $176.0 million and $0.8 million for the net purchase of "available for sale" investments during 2008 and 2009, respectively.

During 2008, the Company made the final working capital payment of $0.4 million related to the acquisition of ICORE and settled the $25.0 million deferred payment associated with the acquisition of ICORE. During 2009, the Company acquired First Health Services for $115.4 million (which is net of cash acquired as of the close date of $2.0 million).

Financing Activities. During 2008, the Company had $14.0 million of debt and capital lease payments, paid $136.2 million for the repurchase of Company stock in accordance with its share buy-back program and had other net financing cash flow uses of $1.3 million. In addition, the Company received $12.9 million from the exercise of stock options and warrants, and obtained tax benefits of $7.5 million from the exercise of stock options and vesting of stock awards.

During 2009, the Company paid $89.7 million for the repurchase of treasury stock under the Company's share repurchase program and had other net financing cash flow uses of $0.2 million. In addition, the Company received $2.6 million from the exercise of stock options and warrants and obtained tax benefits of $2.9 million from the exercise of stock options and vesting of stock awards.

Outlook—Liquidity and Capital Resources

Liquidity. During 2011, the Company expects to fund its estimated capital expenditures of $47 to $57 million with cash from operations. The Company does not anticipate that it will need to draw on amounts available under the 2010 Credit Facility for cash flow needs related to its operations, capital needs or debt service in 2011. The Company also currently expects to have adequate liquidity to satisfy its existing financial commitments over the periods in which they will become due. The Company plans to maintain its current investment strategy of investing in a diversified, high quality, liquid portfolio of investments and continues to closely monitor the situation in the financial markets. The Company estimates that it has no risk of any material permanent loss on its investment portfolio; however, there can be no assurance that the Company will not experience any such losses in the future.

Contractual Obligations and Commitments

The following table sets forth the future financial commitments of the Company as of the December 31, 2010 (in thousands):

	Payments due by period				
Contractual Obligations and Commitments	**Total**	**Less than 1 year**	**1–3 years**	**3–5 years**	**More than 5 years**
Operating leases(1)	$ 63,464	$17,024	$28,483	$5,354	$12,603
Capital leases	559	559	—	—	—
Letters of credit(2)	44,918	—	—	—	—
Purchase commitments(3)	627	627	—	—	—
Tax contingency reserves(4)	111,594	—	—	—	—
	$221,162	$18,210	$28,483	$5,354	$12,603

(1) Operating lease obligations include estimated future lease payments for both open and closed offices.

(2) These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(3) Purchase commitments include open purchase orders as of December 31, 2010 relating to ongoing capital expenditure and operational activities.

(4) The Company is unable to make a reasonably reliable estimate of the period of the cash settlement with the respective taxing authorities for the $111.6 million balance of its tax contingency reserves. See further discussion in Note 7—"Income Taxes" to the consolidated financial statements set forth elsewhere herein.

In addition to the contractual obligations and commitments discussed above, the Company has a variety of other contractual agreements related to acquiring materials and services used in the Company's operations. However, the Company does not believe these other agreements contain material noncancelable commitments.

Stock Repurchases

On July 30, 2008 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $200 million of its outstanding common stock through January 31, 2010. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 3,866,505 shares of the Company's common stock at an aggregate cost of $136.0 million (excluding broker commissions) during the year ended December 31, 2008 and made open market purchases of 1,859,959 shares of the Company's common stock at an average share price of $34.39 per share for an aggregate cost of $64.0 million (excluding broker commissions) during the period January 1, 2009 through April 7, 2009, which was the date that the repurchase program was completed, the $200 million authorization having been exhausted.

On July 28, 2009 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $100 million of its outstanding common stock through July 28, 2011. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 782,400 shares of the Company's common stock at an average price of $32.75 per share for an aggregate cost of $25.6 million (excluding broker commissions) during the period from August 17, 2009 through December 31, 2009. Pursuant to this program, the Company made open market purchases of 1,711,881 shares of the Company's common stock at an average price of $43.46 per share for an aggregate cost of $74.4 million (excluding broker commissions) during the period January 1, 2010 through April 1, 2010, which was the date that the repurchase program was completed, the $100 million authorization having been exhausted.

On July 27, 2010 the Company's board of directors approved a stock repurchase plan which authorizes the Company to purchase up to $350 million of its outstanding common stock through July 28, 2012. On February 18, 2011, the Company's board of directors increased the stock repurchase program by an additional $100 million. Stock repurchases under the program may be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions from time to time and in such amounts and via such methods as management deems appropriate. The stock repurchase program may be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 1,684,510 shares of the Company's common stock at an average price of $48.36 per share for an aggregate cost of $81.5 million (excluding broker commissions) during the period from November 3, 2010 through December 31, 2010.

During the period from January 1, 2011 through February 23, 2011, the Company made additional open market purchases of 1,251,263 shares of the Company's common stock at an aggregate cost of $61.7 million, excluding broker commissions.

Recent Sales of Unregistered Securities

On January 28, 2011, the Company and Blue Shield of California ("Blue Shield") entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which on January 31, 2011 Blue Shield purchased 416,840 shares of the Company's common stock (the "Shares") for a total purchase price of $20 million. The Shares were issued to Blue Shield, an accredited investor, in a private placement pursuant to Regulation D of the Securities Act. Blue Shield has agreed not to transfer such Shares for a two year period, except in the event of any change in control of the Company as defined in the Share Purchase Agreement. The purchase price for the Shares issued was determined taking into account the recent trading price of the Company's common stock on NASDAQ and the restrictions on transfer of the Shares agreed to by Blue Shield.

Off-Balance Sheet Arrangements. As of December 31, 2010, the Company has no material off-balance sheet arrangements.

2010 Credit Facility. On April 28, 2010, the Company entered into an amendment to the 2009 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provided for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2010 Credit Facility"). Borrowings under the 2010 Credit Facility mature on April 28, 2013. The 2010 Credit Facility is guaranteed by substantially all of the subsidiaries of the Company and is secured by substantially all of the assets of the Company and the subsidiary guarantors.

Under the 2010 Credit Facility, the annual interest rate on Revolving Loan borrowings is equal to (i) in the case of U.S. dollar denominated loans, the sum of a borrowing margin of 1.75 percent plus the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate, or (ii) in the case of Eurodollar denominated loans, the sum of a borrowing margin of 2.75 percent plus the Eurodollar rate for the selected interest period. The Company has the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at its discretion. Letters of Credit issued under the Revolving Loan Commitment bear interest at the rate of 2.875 percent. The commitment commission on the 2010 Credit Facility is 0.50 percent of the unused Revolving Loan Commitment.

Restrictive Covenants in Debt Agreements. The 2010 Credit Facility contains covenants that limit management's discretion in operating the Company's business by restricting or limiting the Company's ability, among other things, to:

- incur or guarantee additional indebtedness or issue preferred or redeemable stock;
- pay dividends and make other distributions;
- repurchase equity interests;
- make certain advances, investments and loans;
- enter into sale and leaseback transactions;
- create liens;
- sell and otherwise dispose of assets;
- acquire or merge or consolidate with another company; and
- enter into some types of transactions with affiliates.

These restrictions could adversely affect the Company's ability to finance future operations or capital needs or engage in other business activities that may be in the Company's interest.

The 2010 Credit Facility also requires the Company to comply with specified financial ratios and tests. Failure to do so, unless waived by the lenders under the 2010 Credit Facility pursuant to its terms, would result in an event of default under the 2010 Credit Facility. As of December 31, 2010, the Company was in compliance with all covenants, including financial covenants, under the 2010 Credit Facility.

Although the 2010 Credit Facility expires on April 28, 2013, the Company believes it will be able to obtain a new facility or, if not, to use cash on hand to fund letters of credit and other liquidity needs.

Net Operating Loss Carryforwards. The Company estimates that it has reportable federal NOLs as of December 31, 2010 of approximately $5.5 million available to reduce future federal taxable income. These estimated NOLs, if not used, expire in 2011 through 2019 and are subject to examination and adjustment by the IRS. In addition, the Company's utilization of such NOLs is subject to limitation under Section 382, which affects the timing of the use of these NOLs. At this time, the Company does not believe these limitations will limit the Company's ability to use any federal NOLs before they expire.

As of December 31, 2010, the Company's valuation allowances against deferred tax assets were $5.3 million, mostly relating to uncertainties regarding the eventual realization of certain state NOLs. Determination of the amount of deferred tax assets considered realizable requires significant judgment and estimation. Changes in these estimates in the future could materially affect the Company's financial condition and results of operations.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 167, "Amendments to FASB Interpretation No. 46R". This statement has been incorporated into FASB Accounting Standards Codification ("ASC") 810 "Consolidation" ("ASC 810") and amends FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement was effective for fiscal years beginning after November 15, 2009. Accordingly, the Company adopted ASC 810 on January 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update, ("ASU"), No. 2010-06, "Improving Disclosures about Fair Value Measurements", ("ASU 2010-06"). ASU 2010-06 amends ASC Topic 820, "Fair Value Measurements and Disclosures", to require a number of additional disclosures regarding fair value measurements. Effective January 1, 2010, ASU 2010-06 requires disclosure of the amounts of significant transfers between Level I and Level II and the reasons for such transfers, the reasons for any transfers in or out of Level III, and disclosure of the policy for determining when transfers between levels are recognized. ASU 2010-06 also clarified that disclosures should be provided for each class of assets and liabilities and clarified the requirement to disclose information about the valuation techniques and inputs used in estimating Level II and Level III measurements. Beginning January 1, 2011, ASU 2010-06 also requires that information in the reconciliation of recurring Level III measurements about purchases, sales, issuances and settlements be provided on a gross basis. The adoption of ASU 2010-06 only required additional disclosures and did not have an impact on the consolidated financial statements. As the Company does not have significant transfers between Levels, no additional disclosures were necessary.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Changes in interest rates affect interest income earned on the Company's cash equivalents and restricted cash and investments, as well as interest expense on variable interest rate borrowings under the 2010 Credit Facility. Based on the Company's investment balances, and the borrowing levels under the 2010 Credit Facility as of December 31, 2010, a hypothetical 10 percent increase or decrease in the interest rate associated with these instruments, with all other variables held constant, would not materially affect the Company's future earnings and cash outflows.

Item 8. Financial Statements and Supplementary Data

Information with respect to this item is contained in the Company's consolidated financial statements, including the reports of independent accountants, set forth elsewhere herein and financial statement schedule indicated in the Index on Page F-1 of this Report on Form 10-K, and is included herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2010. Based on their evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In the fourth quarter ended December 31, 2010, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its statement "Internal Control-Integrated Framework."

Based on this assessment, management has concluded that, as of December 31, 2010, internal control over financial reporting is effective based on these criteria.

The Company's independent registered public accounting firm has issued an audit report on the Company's internal control over financial reporting. This report dated February 25, 2011 appears on page 62 of this Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Magellan Health Services, Inc.

We have audited Magellan Health Services, Inc.'s ("the Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Magellan Health Services, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of Magellan Health Services, Inc. and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 25, 2011

Item 9B. Other Information

None.

PART III

The information required by Items 10 through 14 is incorporated by reference to the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2010, except for the following information required by Item 12 of this Part III.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2010 with respect to the Company's compensation plans under which equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	3,715,586(1)	$39.15	1,679,184(2)
Equity compensation plans not approved by security holders	—	—	—
Total	3,715,586(1)	$39.15	1,679,184(2)

(1) Excludes shares of restricted stock held by employees or awarded to employees and the Company's directors. Additionally excludes 60,000 options issued to certain employees (mainly related to options granted to employees that were previously employed by ICORE).

(2) Consists of shares remaining available for issuance as of December 31, 2010 under the Company's equity compensation plans (pursuant to which the Company may issue stock options, restricted stock awards, stock bonuses, stock purchase rights and other equity incentives), after giving effect to the shares issuable upon the exercise of outstanding options, warrants and rights and the shares of restricted stock issued as referred to in footnote (1) above.

For further discussion, see Note 6—"Stockholders' Equity" to the consolidated financial statements set forth elsewhere herein.

PART IV

Item 15. Exhibits, Financial Statement Schedule and Additional Information

(a) Documents furnished as part of the Report:

1. Financial Statements

Information with respect to this item is contained on Pages F-1 to F-43 of this Report on Form 10-K.

2. Financial Statement Schedule

Information with respect to this item is contained on page S-1 of this Report on Form 10-K.

3. Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated June 27, 2006, among Magellan Health Services, Inc., Green Spring Health Services Inc., Magellan Sub Co. II, Inc., and Icore Healthcare LLC, which was filed as Exhibit 2.1 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference.
2.2	Purchase Agreement, dated June 4, 2009 by and among Coventry Health Care, Inc., Coventry Management Services, Inc., First Health Group Corp. and Magellan Health Services, Inc., which was filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was filed on July 31, 2009 and is incorporated herein by reference.
#2.3	Share Purchase Agreement between Magellan Health Services, Inc. and California Physicians' Service D/B/A Blue Shield of California, dated January 28, 2011.
3.1	Amended and Restated Certificate of Incorporation of the Company, which was filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed on March 30, 2004, and is incorporated herein by reference.
3.2	Bylaws of the company, which were filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, which was filed on May 2, 2008, and is incorporated herein by reference.
4.1	Credit Agreement, dated April 30, 2008, among the Company, various lenders listed therein and Deutsche Bank AG, as administrative agent, which was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, which was filed on May 2, 2008, and is incorporated herein by reference.
4.2	Second Amendment to Credit Agreement, dated as of April 29, 2009, among Magellan Health Services, Inc., various lenders and Deutsche Bank AG New York Branch, as administrative agent, which was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, which was filed on April 30, 2009 and is incorporated herein by reference.
4.3	Third Amendment to Credit Agreement, dated as of April 28, 2010, among Magellan Health Services, Inc., various lenders and Deutsche Bank AG New York Branch, as administrative agent, which was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, which was filed on April 30, 2010 and is incorporated herein by reference.
*10.1	Magellan Health Services, Inc.—2003 Management Incentive Plan, effective as of January 5, 2004, which was filed as Exhibit 2.14 to the Company's current report on Form 8-K, which was filed January 6, 2004, and is incorporated herein by reference.
*10.2	Magellan Health Services, Inc.—2005 Director Stock Compensation Plan, effective as of March 3, 2005, which was filed as Appendix B to the Company's definitive proxy statement, filed on April 18, 2005, and is incorporated herein by reference.
*10.3	Form of Stock Option Agreement, relating to options granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.4	Form of First Amendment to Stock Option Agreement, relating to options granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference.
*10.5	Form of Notice of March 2005 Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.6	Form of Restricted Stock Agreement, relating to restricted shares granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.7	Form of Notice of March 2005 Restricted Stock Award, relating to restricted shares granted under the Company's 2003 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.8	First form of Notice of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.5 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.9	First form of Notice of Amendment of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 3, 2006, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference.
*10.10	Second form of Notice of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.6 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.11	Second form of Notice of Amendment of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 3, 2006, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.12	Third form of Notice of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.7 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.13	Third form of Notice of Amendment of Stock Option Grant, relating to options granted under the Company's 2003 Management Incentive Plan and dated as of January 3, 2006, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company, and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on January 9, 2006, and is incorporated herein by reference.
*10.14	Form of Notice of Restricted Stock Award, relating to restricted shares granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, Rene Lerer, Chief Operating Officer of the Company and Mark S. Demilio, Chief Financial Officer of the Company, which was filed as Exhibit 10.8 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.15	Notice of Restricted Stock Award, relating to restricted shares granted under the Company's 2003 Management Incentive Plan and dated as of January 5, 2004, between the Company and Steven J. Shulman, Chief Executive Officer of the Company, which was filed as Exhibit 10.9 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.16	Supplemental Accumulation Plan, adopted in 2002, which was filed as Exhibit 10.10 to the Company's current report on Form 8-K, which was filed on March 17, 2005, and is incorporated herein by reference.
*10.17	Form of Stock Option Agreement, relating to the 2006 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference.
*10.18	Form of Notice of Stock Option Grant, pursuant to the 2006 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference.
*10.19	Form of Restricted Stock Unit Agreement, pursuant to the 2006 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference.
*10.20	Form of Notice of Restricted Stock Unit Award, pursuant to the 2006 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference.
*10.21	Form of Restricted Stock and Stock Option Award Agreement, pursuant to the 2006 Director Equity Compensation Plan, which was filed as Exhibit 10.5 to the Company's current report on Form 8-K, which was filed on May 22, 2006, and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.22	Magellan Health Services, Inc.—2006 Management Incentive Plan, effective as of May 16, 2006, which was filed as Exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference.
*10.23	Magellan Health Services, Inc.—2006 Director Equity Compensation Plan, effective as of May 16, 2006, which was filed as Exhibit 10.2 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference.
*10.24	Magellan Health Services, Inc.—2006 Employee Stock Purchase Plan, effective as of May 16, 2006 which was filed as Exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which was filed on July 28, 2006, and is incorporated herein by reference.
*10.25	Amended and Restated Supplemental Accumulation Plan, effective as of January 1, 2005, which was filed as Exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference.
*10.26	Amendment to Employment Agreement, dated July 28, 2006, between the Company and Jeffrey N. West, Senior Vice President and Controller of the Company, which was filed as Exhibit 10.2 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference.
*10.27	Amendment to Employment Agreement, dated July 28, 2006, between the Company and Eric Reimer, Chief Growth Officer of the Company, which was filed as Exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference.
*10.28	Amendment to Employment Agreement, dated July 28, 2006, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary of the Company, which was filed as Exhibit 10.4 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 2006, which was filed on October 26, 2006, and is incorporated herein by reference.
*10.29	Employment Agreement, dated August 2, 2004, between the Company and R. Caskie Lewis-Clapper, Chief Human Resources Officer, which was filed as Exhibit 10.39 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.30	Amendment to Employment Agreement, dated July 28, 2006, between the Company and R. Caskie Lewis-Clapper, Chief Human Resources Officer, which was filed as Exhibit 10.40 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.31	Employment Agreement dated February 19, 2008 between the Company and Rene Lerer, M.D., which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on February 25, 2008 and is incorporated herein by reference.
*10.32	Transition Agreement dated February 19, 2008 between the Company and Steven J. Shulman, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on February 25, 2008 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.33	Employment Agreement, dated June 27, 2006 between the Company and Raju Mantena, which was filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.34	Employment Agreement, dated October 2, 2003, between the Company and Russell Petrella, which was filed as Exhibit 10.44 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.35	Amendment to Employment Agreement (Tier II), dated July 28, 2006 between the Company and Russell Petrella, which was filed as Exhibit 10.45 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.36	Employment Agreement, dated February 25, 2008, between the Company and Tina Blasi, which was filed as Exhibit 10.46 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.37	Amendment to Employment Agreement, dated February 25, 2008, between the Company and Tina Blasi, which was filed as Exhibit 10.47 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.38	Form of Stock Option Agreement, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference.
*10.39	Form of Notice of March 2008 Stock Option Grant, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference.
*10.40	Form of Restricted Stock Unit Agreement, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference.
*10.41	Form of Notice of Restricted Stock Unit Award, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on May 27, 2008 and is incorporated herein by reference.
*10.42	Employment Agreement, dated August 11, 2008 between the Company and Jonathan Rubin, Chief Financial Officer, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on August 13, 2008, and is incorporated herein by reference.
*10.43	Amendment to Employment Agreement, dated August 11, 2008 between the Company and Jonathan Rubin, Chief Financial Officer, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on August 13, 2008, and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.44	Amendment to Employment Agreement, dated May 1, 2008 between the Company and Mark S. Demilio, Executive Vice President and Chief Financial Officer, which was filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, which was filed on May 2, 2008, and is incorporated herein by reference.
*10.45	Magellan Health Services, Inc.—2008 Management Incentive Plan, effective as of February 27, 2008, which was filed as Appendix A to the Company's Definitive Proxy Statement, which was filed on April 11, 2008, and is incorporated herein by reference.
*10.46	Amendment to Employment Agreement, dated December 1, 2008, between the Company and Jeffrey West, Senior Vice President and Controller which was filed as Exhibit 10.56 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.47	Amendment to Employment Agreement, dated December 1, 2008, between the Company and Tina Blasi, Chief Executive Officer of National Imaging Associates, Inc. which was filed as Exhibit 10.57 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.48	Amendment to Employment Agreement, dated December 1, 2008, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary which was filed as Exhibit 10.58 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.49	Amendment to Employment Agreement, dated December 1, 2008, between the Company and R. Caskie Lewis-Clapper, Chief Human Resources Officer which was filed as Exhibit 10.59 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.50	Amendment to Employment Agreement, dated December 1, 2008, between the Company and Raju Mantena which was filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.51	Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Caskie Lewis-Clapper, Chief Human Resources Officer which was filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.52	Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Tina Blasi, Chief Executive Officer of National Imaging Associates, Inc. which was filed as Exhibit 10.62 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.53	Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Jeffrey West, Senior Vice President and Controller which was filed as Exhibit 10.63 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.54	Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Daniel N. Gregoire, Executive Vice President, General Counsel and Secretary which was filed as Exhibit 10.64 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.55	Amendment to Employment Agreement, as amended and restated December 16, 2008, between the Company and Rene Lerer, M.D, Chief Executive Officer which was filed as Exhibit 10.65 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.56	Amendment to Agreements and Documents Governing Restricted Stock Units, dated December 1, 2008, between the Company and Rene Lerer, Chief Executive Officer which was filed as Exhibit 10.66 to the Company's Annual Report on Form 10-K, which was filed on February 29, 2008 and is incorporated herein by reference.
*10.57	Form of Stock Option Agreement, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference.
*10.58	Form of Notice of March 2008 Stock Option Grant, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference.
*10.59	Form of Restricted Stock Unit Agreement, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference.
*10.60	Form of Notice of Restricted Stock Unit Award, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on May 4, 2009 and is incorporated herein by reference.
*10.61	Employment Agreement, dated July 28, 2009 between Karen S. Rohan and Magellan Health Services, Inc., which was filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was filed on July 31, 2009 and is incorporated herein by reference.
*10.62	Amendment to Employment Agreement, dated July 28, 2009 between Magellan Health Services, Inc. and Karen S. Rohan, which was filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, which was filed on July 31, 2009 and is incorporated herein by reference.
*10.63	Form of Stock Option Agreement, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.1 to the Company's current report on Form 8-K, which was filed on March 5, 2010 and is incorporated herein by reference.
*10.64	Form of Notice of March 2008 Stock Option Grant, relating to options granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.2 to the Company's current report on Form 8-K, which was filed on March 5, 2010 and is incorporated herein by reference.
*10.65	Form of Restricted Stock Unit Agreement, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.3 to the Company's current report on Form 8-K, which was filed on March 5, 2010 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
*10.66	Form of Notice of Restricted Stock Unit Award, relating to restricted stock units granted under the Company's 2008 Management Incentive Plan, which was filed as Exhibit 10.4 to the Company's current report on Form 8-K, which was filed on March 5, 2010 and is incorporated herein by reference.
#21	List of subsidiaries of the Company.
#23	Consent of Ernst & Young LLP.
#31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
#31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Changes in Shareholders' Equity (iv) the Consolidated Statements of Cash Flows and (v) related notes.

* Constitutes a management contract, compensatory plan or arrangement.

\# Filed herewith.

† Furnished herewith.

(b) Exhibits Required by Item 601 of Regulation S-K:

Exhibits required to be filed by the Company pursuant to Item 601 of Regulation S-K are contained in a separate volume.

(c) Financial statements and schedules required by Regulation S-X Item 14(d):

(1) Not applicable.

(2) Not applicable.

(3) Information with respect to this item is contained on page S-1 of this Report on Form 10-K.

4. Additional Information

The Company will provide to any person without charge, upon request, a copy of its annual Report on Form 10-K (without exhibits) for the year ended December 31, 2010, as filed with the Securities and Exchange Commission. The Company will also provide to any person without charge, upon request, copies of its Code of Ethics for Directors, Code of Ethics for Covered Officers, and Corporate Compliance Handbook for all employees (hereinafter referred to as the "Codes of Ethics"). Any such requests should be made in writing to the Investor Relations Department, Magellan Health Services, Inc., 55 Nod Road, Avon, Connecticut 06001. The documents referred to above and other Securities and Exchange Commission filings of the Company are available on the Company's website at *www.magellanhealth.com*. The Company intends to disclose any future amendments to the provisions of the Codes of Ethics and waivers from such Codes of Ethics, if any, made with respect to any of its directors and executive officers, on its internet site.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

MAGELLAN HEALTH SERVICES, INC.
(Registrant)

Date: February 25, 2011

/s/ JONATHAN N. RUBIN

Jonathan N. Rubin
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 25, 2011

/s/ JEFFREY N. WEST

Jeffrey N. West
Senior Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this Report below.

Signature	Title	Date
/s/ RENE LERER Rene Lerer	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 25, 2011
/s/ ERAN BROSHY Eran Broshy	Director	February 25, 2011
/s/ MICHAEL DIAMENT Michael Diament	Director	February 25, 2011
/s/ WILLIAM D. FORREST William D. Forrest	Director	February 25, 2011
/s/ NANCY L. JOHNSON Nancy L. Johnson	Director	February 25, 2011
/s/ ROBERT M. LE BLANC Robert M. Le Blanc	Director	February 25, 2011

Signature	Title	Date
/s/ WILLIAM J. MCBRIDE William J. McBride	Director	February 25, 2011
/s/ MICHAEL P. RESSNER Michael P. Ressner	Director	February 25, 2011
/s/ JONATHAN N. RUBIN Jonathan N. Rubin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2011
/s/ JEFFREY N. WEST Jeffrey N. West	Senior Vice President and Controller (Principal Accounting Officer)	February 25, 2011

(This page has been left blank intentionally.)

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

The following consolidated financial statements of the registrant and its subsidiaries are submitted herewith in response to Item 8 and Item 15(a)1:

The following financial statement schedule of the registrant and its subsidiaries is submitted herewith in response to Item 15(a)2:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Magellan Health Services, Inc.

We have audited the accompanying consolidated balance sheets of Magellan Health Services, Inc. and subsidiaries ("the Company") as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule of the Company for the years ended December 31, 2008, 2009, and 2010 as listed in the Index at Item 15(a)2. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 25, 2011

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(In thousands, except per share amounts)

	2009	2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 196,507	$ 337,179
Restricted cash	159,659	116,734
Accounts receivable, less allowance for doubtful accounts of $1,358 and $1,985 at December 31, 2009 and 2010, respectively	114,434	106,934
Short-term investments (restricted investments of $102,922 and $114,903 at December 31, 2009 and 2010, respectively)	162,922	189,530
Deferred income taxes	57,329	28,439
Other current assets (restricted deposits of $15,467 and $21,302 at December 31, 2009 and 2010, respectively)	62,737	79,671
Total Current Assets	753,588	858,487
Property and equipment, net	108,219	111,814
Long-term investments (restricted investments of $60,230 and $84,950 at December 31, 2009 and 2010, respectively)	67,523	94,974
Deferred income taxes	17,725	825
Other long-term assets	2,703	2,396
Goodwill	426,471	426,939
Other intangible assets, net	64,812	53,997
Total Assets	$1,441,041	$1,549,432
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 27,086	$ 31,878
Accrued liabilities	93,760	105,776
Medical claims payable	143,669	142,671
Other medical liabilities	104,649	109,285
Current maturities of long-term capital lease obligation	—	559
Total Current Liabilities	369,164	390,169
Tax contingencies	118,859	117,599
Deferred credits and other long-term liabilities	2,526	2,649
Total Liabilities	490,549	510,417
Preferred stock, par value $.01 per share Authorized—10,000 shares—Issued and outstanding—none	—	—
Ordinary common stock, par value $.01 per share Authorized—100,000 shares at December 31, 2009 and 2010—Issued and outstanding—41,044 shares and 34,535 shares at December 31, 2009, respectively, and 43,687 and 33,782 shares at December 31, 2010, respectively	410	437
Multi-Vote common stock, par value $.01 per share Authorized—40,000 shares—Issued and outstanding—none	—	—
Other Stockholders' Equity:		
Additional paid-in capital	614,483	725,322
Retained earnings	555,923	694,582
Warrants outstanding	5,382	420
Accumulated other comprehensive income	114	9
Ordinary common stock in treasury, at cost, 6,509 shares and 9,905 shares at December 31, 2009 and 2010, respectively	(225,820)	(381,755)
Total Stockholders' Equity	950,492	1,039,015
Total Liabilities and Stockholders' Equity	$1,441,041	$1,549,432

See accompanying notes to consolidated financial statements.

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(In thousands, except per share amounts)

	2008	2009	2010
Net revenue	$2,625,394	$2,641,814	$2,969,240
Cost and expenses:			
Cost of care	1,830,542	1,765,313	1,907,985
Cost of goods sold	181,356	203,336	218,630
Direct service costs and other operating expenses(1)	426,627	465,710	566,582
Depreciation and amortization	60,810	47,268	54,682
Interest expense	2,846	2,424	2,233
Interest income	(17,030)	(6,245)	(3,275)
	2,485,151	2,477,806	2,746,837
Income from operations before income taxes	140,243	164,008	222,403
Provision for income taxes	54,038	57,337	83,744
Net income	86,205	106,671	138,659
Other comprehensive income (loss)(2)	147	(58)	(105)
Comprehensive income	$ 86,352	$ 106,613	$ 138,554
Weighted average number of common shares outstanding—basic (See Note 6)	39,607	35,248	33,779
Weighted average number of common shares outstanding—diluted (See Note 6)	39,999	35,416	34,441
Net income per common share—basic:	$ 2.18	$ 3.03	$ 4.10
Net income per common share—diluted:	$ 2.16	$ 3.01	$ 4.03

(1) Includes stock compensation expense of $32,763, $19,782 and $15,102 for the years ended December 31, 2008, 2009 and 2010, respectively.

(2) Net of income tax provision (benefit) of $94, $(37) and $(68) for the years ended December 31, 2008, 2009 and 2010, respectively.

See accompanying notes to consolidated financial statements.

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Common Stock In Treasury		Additional Paid in Capital	Retained Earnings	Warrants Outstanding	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance at December 31, 2007	40,157	$402	—	$ —	$539,374	$363,047	$ 5,384	$ 25	$ 908,232
Stock compensation expense	—	—	—	—	32,763	—	—	—	32,763
Exercise of stock options	591	7	—	—	12,883	—	—	—	12,890
Net tax benefit from exercise of stock options and vesting of stock awards	—	—	—	—	5,378	—	—	—	5,378
Exercise of stock warrants	—	—	—	—	8	—	(2)	—	6
Issuance of equity	125	—	—	—	(1,395)	—	—	—	(1,395)
Repurchase of stock	—	—	(3,867)	(136,153)	—	—	—	—	(136,153)
Net income	—	—	—	—	—	86,205	—	—	86,205
Other comprehensive income—other	—	—	—	—	—	—	—	147	147
Balance at December 31, 2008	40,873	409	(3,867)	(136,153)	589,011	449,252	5,382	172	908,073
Stock compensation expense	—	—	—	—	19,782	—	—	—	19,782
Exercise of stock options	77	1	—	—	2,578	—	—	—	2,579
Net tax benefit from exercise of stock options and vesting of stock awards	—	—	—	—	2,917	—	—	—	2,917
Exercise of stock warrants	—	—	—	—	1	—	—	—	1
Issuance of equity	94	—	—	—	194	—	—	—	194
Repurchase of stock	—	—	(2,642)	(89,667)	—	—	—	—	(89,667)
Net income	—	—	—	—	—	106,671	—	—	106,671
Other comprehensive loss—other	—	—	—	—	—	—	—	(58)	(58)
Balance at December 31, 2009	41,044	410	(6,509)	(225,820)	614,483	555,923	5,382	114	950,492
Stock compensation expense	—	—	—	—	15,102	—	—	—	15,102
Exercise of stock options	2,027	21	—	—	76,845	—	—	—	76,866
Net tax deficiency from exercise of stock options and vesting of stock awards	—	—	—	—	(1,384)	—	—	—	(1,384)
Exercise of stock warrants	526	6	—	—	20,966	—	(4,962)	—	16,010
Issuance of equity	90	—	—	—	(690)	—	—	—	(690)
Repurchase of stock	—	—	(3,396)	(155,935)	—	—	—	—	(155,935)
Net income	—	—	—	—	—	138,659	—	—	138,659
Other comprehensive loss—other	—	—	—	—	—	—	—	(105)	(105)
Balance at December 31, 2010	43,687	$437	(9,905)	$(381,755)	$725,322	$694,582	$ 420	$ 9	$1,039,015

See accompanying notes to consolidated financial statements.

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
(In thousands)

	2008	2009	2010
Cash flows from operating activities:			
Net income	$ 86,205	$ 106,671	$ 138,659
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	60,810	47,268	54,682
Non-cash interest expense	1,423	899	569
Non-cash stock compensation expense	32,763	19,782	15,102
Non-cash income tax expense	42,241	30,033	42,251
Cash flows from changes in assets and liabilities, net of effects from acquisitions of businesses:			
Restricted cash	60,368	32,736	42,925
Accounts receivable, net	(15,720)	(3,328)	3,262
Other assets	(9,290)	(8,936)	(17,194)
Accounts payable and accrued liabilities	11,519	(2,908)	14,447
Medical claims payable and other medical liabilities	(426)	(7,495)	3,638
Other	(1,589)	3,851	10,600
Net cash provided by operating activities	268,304	218,573	308,941
Cash flows from investing activities:			
Capital expenditures	(36,314)	(33,220)	(46,162)
Acquisitions and investments in businesses, net of cash acquired	(25,425)	(115,438)	—
Purchase of investments	(404,420)	(299,357)	(291,289)
Maturity of investments	228,392	298,556	226,957
Net cash used in investing activities	(237,767)	(149,459)	(110,494)
Cash flows from financing activities:			
Payments on long-term debt and capital lease obligations	(13,981)	(3)	(1,120)
Payments to acquire treasury stock	(136,153)	(89,667)	(149,805)
Proceeds from exercise of stock options and warrants	12,896	2,580	92,876
Tax benefit from exercise of stock options and vesting of stock awards	7,549	2,917	1,121
Other	(1,395)	(259)	(847)
Net cash used in financing activities	(131,084)	(84,432)	(57,775)
Net increase (decrease) in cash and cash equivalents	(100,547)	(15,318)	140,672
Cash and cash equivalents at beginning of period	312,372	211,825	196,507
Cash and cash equivalents at end of period	$ 211,825	$ 196,507	$ 337,179

See accompanying notes to consolidated financial statements.

MAGELLAN HEALTH SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010

1. General

Basis of Presentation

The consolidated financial statements of Magellan Health Services, Inc., a Delaware corporation ("Magellan"), include the accounts of Magellan, its majority owned subsidiaries and all variable interest entities ("VIEs") for which Magellan is the primary beneficiary (together with Magellan, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Business Overview

The Company is engaged in the specialty managed healthcare business. Through 2005, the Company predominantly operated in the managed behavioral healthcare business. As a result of certain aquisitions, the Company expanded into radiology benefits management and specialty pharmaceutical management during 2006, and into Medicaid administration during 2009. The Company provides services to health plans, insurance companies, employers, labor unions and various governmental agencies. The Company's business is divided into the following six segments, based on the services it provides and/or the customers that it serves, as described below.

Managed Behavioral Healthcare

Two of the Company's segments are in the managed behavioral healthcare business. This line of business generally reflects the Company's coordination and management of the delivery of behavioral healthcare treatment services that are provided through its contracted network of third-party treatment providers, which includes psychiatrists, psychologists, other behavioral health professionals, psychiatric hospitals, general medical facilities with psychiatric beds, residential treatment centers and other treatment facilities. The treatment services provided through the Company's provider network include outpatient programs (such as counseling or therapy), intermediate care programs (such as intensive outpatient programs and partial hospitalization services), inpatient treatment and crisis intervention services. The Company generally does not directly provide, or own any provider of, treatment services except as related to the Company's contract to provide managed behavioral healthcare services to Medicaid recipients and other beneficiaries of the Maricopa County Regional Behavioral Health Authority (the "Maricopa Contract"). Under the Maricopa Contract, effective August 31, 2007 the Company was required to assume the operations of twenty-four behavioral health direct care facilities for a transitional period and to divest itself of these facilities over a two year period. All of the direct care facilities were divested as of December 31, 2009.

The Company provides its management services primarily through: (i) risk-based products, where the Company assumes all or a substantial portion of the responsibility for the cost of providing treatment services in exchange for a fixed per member per month fee, (ii) administrative services only ("ASO") products, where the Company provides services such as utilization review, claims administration and/or provider network management, but does not assume responsibility for the cost of the treatment services, and (iii) employee assistance programs ("EAPs") where the Company provides short-term outpatient behavioral counseling services.

1. General (Continued)

The managed behavioral healthcare business is managed based on the services provided and/or the customers served, through the following two segments:

Commercial. The Managed Behavioral Healthcare Commercial segment ("Commercial") generally reflects managed behavioral healthcare services and EAP services provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members, as well as with employers, including corporations,governmental agencies, and labor unions. Commercial's contracts encompass risk-based, ASO and EAP arrangements.

Public Sector. The Managed Behavioral Healthcare Public Sector segment ("Public Sector") generally reflects services provided to recipients under Medicaid and other state sponsored programs under contracts with state and local governmental agencies. Public Sector contracts encompass either risk-based or ASO arrangements.

Radiology Benefits Management

The Radiology Benefits Management segment ("Radiology Benefits Management") generally reflects the management of the delivery of diagnostic imaging services to ensure that such services are clinically appropriate and cost effective. The Company's radiology benefits management services currently are provided under contracts with health plans and insurance companies for some or all of their commercial, Medicaid and Medicare members. The Company also contracts with state and local governmental agencies for the provision of such services to Medicaid recipients. The Company offers its radiology benefits management services through risk-based contracts, where the Company assumes all or a substantial portion of the responsibility for the cost of providing diagnostic imaging services, and through ASO contracts, where the Company provides services such as utilization review and claims administration, but does not assume responsibility for the cost of the imaging services.

Specialty Pharmaceutical Management

The Specialty Pharmaceutical Management segment ("Specialty Pharmaceutical Management") comprises programs that manage specialty drugs used in the treatment of complex conditions such as, cancer, multiple sclerosis, hemophilia, infertility, rheumatoid arthritis, chronic forms of hepatitis and other diseases. Specialty pharmaceutical drugs represent high-cost injectible, infused, oral, or inhaled drugs with sensitive handling or storage needs, many of which may be physician administered. Patients receiving these drugs require greater amounts of clinical support than those taking more traditional agents. Payors require clinical, financial and technological support to maximize the value delivered to their members using these expensive agents. The Company's specialty pharmaceutical management services are provided under contracts with health plans, insurance companies, and governmental agencies for some or all of their commercial, Medicare and Medicaid members. The Company's specialty pharmaceutical services include: (i) contracting and formulary optimization programs; (ii) specialty pharmaceutical dispensing operations; (iii) strategic consulting services; and (iv) medical pharmacy management programs.

1. General (Continued)

Medicaid Administration

The Medicaid Administration segment ("Medicaid Administration") generally reflects integrated clinical management services provided to the public sector to manage Medicaid pharmacy, mental health and long-term care programs. The primary focus of the Company's Medicaid Administration unit involves providing pharmacy benefits administration ("PBA") services under contracts with states to Medicaid and other state sponsored program recipients. Medicaid Administration's contracts encompass Fee-For-Service ("FFS") arrangements. In addition to Medicaid Administration's FFS contracts, effective September 1, 2010, Public Sector has subcontracted with Medicaid Administration to provide pharmacy benefits management services on a limited risk basis for one of Public Sector's customers.

Corporate

This segment of the Company is comprised primarily of operational support functions such as sales and marketing and information technology, as well as corporate support functions such as executive, finance, human resources and legal.

2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 167, "Amendments to FASB Interpretation No. 46R". This statement has been incorporated into FASB Accounting Standards Codification ("ASC") 810 "Consolidation" ("ASC 810") and amends FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This statement requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This statement was effective for fiscal years beginning after November 15, 2009. Accordingly, the Company adopted ASC 810 on January 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update, ("ASU"), No. 2010-06, "Improving Disclosures about Fair Value Measurements", ("ASU 2010-06"). ASU 2010-06 amends ASC Topic 820, "Fair Value Measurements and Disclosures", to require a number of additional disclosures regarding fair value measurements. Effective January 1, 2010, ASU 2010-06 requires disclosure of the amounts of significant transfers between Level I and Level II and the reasons for such transfers, the reasons for any transfers in or out of Level III, and disclosure of the policy for determining when transfers between levels are recognized. ASU 2010-06 also clarified that disclosures should be provided for each class of assets and liabilities and clarified the requirement to disclose information about the valuation techniques and inputs used in estimating Level II and Level III measurements. Beginning January 1, 2011, ASU 2010-06 also requires that information in the reconciliation of recurring Level III measurements about purchases, sales, issuances and settlements be provided on a gross basis. The adoption of ASU 2010-06 only required additional disclosures and did not have an impact on the consolidated financial statements. As the Company does not have significant transfers between Levels, no additional disclosures were necessary.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates of the Company include, among other things, accounts receivable realization, valuation allowances for deferred tax assets, valuation of goodwill and intangible assets, medical claims payable, other medical liabilities, stock compensation assumptions, tax contingencies and legal liabilities. Actual results could differ from those estimates.

Managed Care Revenue

Managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is recognized over the applicable coverage period on a per member basis for covered members. The Company is paid a per member fee for all enrolled members, and this fee is recorded as revenue in the month in which members are entitled to service. The Company adjusts its revenue for retroactive membership terminations, additions and other changes, when such adjustments are identified, with the exception of retroactivity that can be reasonably estimated. The impact of retroactive rate amendments is generally recorded in the accounting period that terms to the amendment are finalized, and that the amendment is executed. Any fees paid prior to the month of service are recorded as deferred revenue. Managed care revenues approximated $2.2 billion, $2.2 billion and $2.4 billion for the years ended December 31, 2008, 2009 and 2010, respectively.

Fee-For-Service and Cost-Plus Contracts

The Company has certain FFS contracts, including cost-plus contracts, with customers under which the Company recognizes revenue as services are performed and as costs are incurred. Revenues from these contracts approximated $36.1 million, $104.4 million and $192.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Block Grant Revenues

The Maricopa Contract is partially funded by federal, state and county block grant money, which represents annual appropriations. The Company recognizes revenue from block grant activity ratably over the period to which the block grant funding applies. Block grant revenues were approximately $120.0 million, $106.6 million and $109.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Dispensing Revenue

The Company recognizes dispensing revenue, which includes the co-payments received from members of the health plans the Company serves, when the specialty pharmaceutical drugs are shipped. At the time of shipment, the earnings process is complete; the obligation of the Company's customer to pay for the specialty pharmaceutical drugs is fixed, and, due to the nature of the product, the member may neither return the specialty pharmaceutical drugs nor receive a refund. Revenues from the

2. Summary of Significant Accounting Policies (Continued)

dispensing of specialty pharmaceutical drugs on behalf of health plans were $195.6 million, $221.6 million and $234.8 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Performance-Based Revenue

The Company has the ability to earn performance-based revenue under certain risk and non-risk contracts. Performance-based revenue generally is based on either the ability of the Company to manage care for its clients below specified targets, or on other operating metrics. For each such contract, the Company estimates and records performance-based revenue after considering the relevant contractual terms and the data available for the performance-based revenue calculation. Pro-rata performance-based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts. Performance-based revenues were $13.4 million, $7.6 million and $13.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Significant Customers

Consolidated Company

The Company's contracts with the State of Tennessee's TennCare program ("TennCare") generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the year ended December 31, 2008. The Company recorded net revenues of $282.4 million and $36.8 million for the years ended December 31, 2008 and 2009, respectively, from its TennCare contracts. The Company's TennCare contracts terminated at various dates from April 1, 2007 through August 31, 2009.

The Maricopa Contract generated net revenues that exceeded, in the aggregate, ten percent of net revenues for the consolidated Company for the years ended December 31, 2008, 2009 and 2010. Pursuant to the Maricopa Contract, the Company provides behavioral healthcare management and other related services to approximately 719,000 members in Maricopa County, Arizona. Under the Maricopa Contract, the Company is responsible for providing covered behavioral health services to persons eligible under Title XIX (Medicaid) and Title XXI (State Children's Health Insurance Program) of the Social Security Act, non-Title XIX and non-Title XXI eligible children and adults with a serious mental illness, and to certain non-Title XIX and non-Title XXI adults with behavioral health or substance abuse disorders. The Maricopa Contract began on September 1, 2007 and extends through June 30, 2012 unless sooner terminated by the parties. The State of Arizona has the right to terminate the Maricopa Contract for cause, as defined, upon ten days' notice with an opportunity to cure, and without cause immediately upon notice from the State. The Maricopa Contract generated net revenues of $725.0 million and $807.1 million for the years ended December 31, 2009 and 2010, respectively.

One of the Company's top ten customers during 2009 and 2010 was WellPoint, Inc. The Company recorded net revenue from contracts with WellPoint, Inc. of $186.7 milion, $170.4 million and $175.7 million for the years ended December 31, 2008, 2009 and 2010, respectively. The Company's contracts with WellPoint, Inc. terminated on December 31, 2010.

2. Summary of Significant Accounting Policies (Continued)

By Segment

In addition to the TennCare contracts and the Maricopa Contract previously discussed, the following customers generated in excess of ten percent of net revenues for the respective segment for the years ended December 31, 2009 and 2010 (in thousands):

Segment	Term Date	2008	2009	2010
Commercial				
Customer A	December 31, 2012	$217,009	$235,002	$243,399
Customer B	June 30, 2014	90,835	85,842	71,338
Customer C	June 30, 2012 to November 30, 2013(1)	39,038*	40,697*	65,175
Public Sector				
Customer D	June 30, 2012(2)	140,498*	147,734	153,650
Radiology Benefits Management				
WellPoint, Inc.	December 31, 2010(6)	162,500	155,933	159,644
Customer E	November 30, 2012 to April 30, 2013(1)	—	—	121,401
Customer F	June 30, 2011 to November 30, 2011(3)	96,416	80,368	66,970
Customer G	June 30, 2014	—	23,331*	51,877
Specialty Pharmaceutical Management				
Customer H	March 31, 2011 to January 1, 2012(1)	71,925	85,725	86,850
Customer I	April 29, 2011 to September 1, 2011(1)	27,957	43,937	57,198
Customer E	February 1, 2012 to April 30, 2013(1)	26,840	30,856	32,877
Customer J	December 31, 2010(4)	41,042	42,465	24,897*
Customer P	March 31, 2010(6)	27,073	7,431*	1,815*
Medicaid Administration				
Customer K	September 30, 2012(5)	—	11,353	31,145
Customer L	June 30, 2012	—	—	26,108
Customer M	June 30, 2011 to September 30, 2011(1)	—	10,528	24,432
Customer N	August 31, 2011 to June 30, 2013(1)	—	8,995	22,000
Customer O	June 30, 2010(6)	—	8,815	10,319*

* Revenue amount did not exceed ten percent of net revenues for the respective segment for the year presented. Amount is shown for comparative purposes only.

(1) The customer has more than one contract. The individual contracts are scheduled to terminate at various points during the time period indicated above.

(2) Contract has options for the customer to extend the term for three additional one-year periods.

(3) The customer has informed the Company that this contract will not be renewed.

(4) Negotiations are ongoing for a new contract.

(5) The Company anticipates that this contract will terminate effective June 30, 2011.

(6) The contract has terminated.

2. Summary of Significant Accounting Policies (Continued)

Concentration of Business

The Company also has a significant concentration of business with various counties in the State of Pennsylvania (the "Pennsylvania Counties") which are part of the Pennsylvania Medicaid program, and with various areas in the State of Florida (the "Florida Areas") which are part of the Florida Medicaid program. Net revenues from the Pennsylvania Counties in the aggregate totaled $288.1 million, $315.5 million and $334.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. Net revenues from the Florida Areas in the aggregate totaled $113.8 million, $130.9 million and $140.5 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company's contracts with customers typically have terms of one to three years, and in certain cases contain renewal provisions (at the customer's option) for successive terms of between one and two years (unless terminated earlier). Substantially all of these contracts may be immediately terminated with cause and many of the Company's contracts are terminable without cause by the customer or the Company either upon the giving of requisite notice and the passage of a specified period of time (typically between 60 and 180 days) or upon the occurrence of other specified events. In addition, the Company's contracts with federal, state and local governmental agencies generally are conditioned on legislative appropriations. These contracts generally can be terminated or modified by the customer if such appropriations are not made.

Income Taxes

The Company files a consolidated federal income tax return for the Company and its eighty-percent or more owned subsidiaries, and the Company and its subsidiaries file income tax returns in various states and local jurisdictions.

The Company estimates income taxes for each of the jurisdictions in which it operates. This process involves estimating current tax exposures together with assessing temporary differences resulting from differing treatment of items for tax and book purposes. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The Company then assesses the likelihood that the deferred tax assets will be recovered from the reversal of temporary timing differences and future taxable income, and to the extent the Company cannot conclude that recovery is more likely than not, it establishes a valuation allowance. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

Prior to 2009, reversals of both valuation allowances and unrecognized tax benefits were, in most instances, recorded as adjustments to goodwill. Subsequent to January 1, 2009, all such reversals are recorded as reductions to income tax expense and only those changes occurring during the measurement period subsequent to an acquisition are recorded to goodwill.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid interest-bearing investments with maturity dates of three months or less when purchased, consisting primarily of money market instruments. At December 31, 2010, the Company's excess capital and undistributed earnings for the Company's regulated subsidiaries of $39.5 million are included in cash and cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Restricted Assets

The Company has certain assets which are considered restricted for: (i) the payment of claims under the terms of certain managed care contracts; (ii) regulatory purposes related to the payment of claims in certain jurisdictions; and (iii) the maintenance of minimum required tangible net equity levels for certain of the Company's subsidiaries. Significant restricted assets of the Company as of December 31, 2009 and 2010 were as follows (in thousands):

	2009	2010
Restricted cash	$159,659	$116,734
Restricted short-term investments	102,922	114,903
Restricted deposits (included in other current assets)	15,467	21,302
Restricted long-term investments	60,230	84,950
Total	$338,278	$337,889

Investments

All of the Company's investments are classified as "available-for-sale" and are carried at fair value. Securities which have been classified as Level 1 are measured using quoted market prices while those which have been classified as Level 2 are measured using quoted prices for similar assets and liabilities in active markets. The Company's policy is to classify all investments with contractual maturities within one year as current. Investment income is recognized when earned and reported net of investment expenses. Net unrealized holding gains or losses are excluded from earnings and are reported, net of tax, as "accumulated other comprehensive income (loss)" in the accompanying consolidated balance sheets and consolidated statements of income until realized, unless the losses are deemed to be other-than-temporary. Realized gains or losses, including any provision for other-than-temporary declines in value, are included in the consolidated statements of income.

If a debt security is in an unrealized loss position and the Company has the intent to sell the debt security, or it is more likely than not that the Company will have to sell the debt security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses recognized in income in the consolidated statements of income. For impaired debt securities that the Company does not intend to sell or it is more likely than not that the Company will not have to sell such securities, but the Company expects that it will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than-temporary impairment losses recognized in income in the consolidated statements of income and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive income.

The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected future cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the best estimate of projected future cash flows at the effective interest rate implicit in the debt security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. Furthermore, unrealized

2. Summary of Significant Accounting Policies (Continued)

losses entirely caused by non-credit related factors related to debt securities for which the Company expects to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income.

As of December 31, 2009 and 2010, there were no unrealized losses that the Company believed to be other-than-temporary. No realized gains or losses were recorded for the years ended December 31, 2008, 2009 or 2010. The following is a summary of short-term and long-term investments at December 31, 2009 and 2010 (in thousands):

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency securities	$ 378	$ 1	$ —	$ 379
Obligations of government-sponsored enterprises(1)	11,297	39	(8)	11,328
Corporate debt securities	208,832	458	(302)	208,988
Certificates of deposit	9,750	—	—	9,750
Total investments at December 31, 2009	$230,257	$498	$(310)	$230,445

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency securities	$ 2,178	$ 1	$ —	$ 2,179
Obligations of government-sponsored enterprises(2)	10,142	7	(11)	10,138
Corporate debt securities	268,739	245	(215)	268,769
Certificates of deposit	750	—	—	750
Taxable municipal bonds	2,680		(12)	2,668
Total investments at December 31, 2010	$284,489	$253	$(238)	$284,504

(1) Includes investments in notes issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Federal Home Loan Bank and the Federal Farm Credit Bank.

(2) Includes investments in notes issued by the Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank.

2. Summary of Significant Accounting Policies (Continued)

The maturity dates of the Company's investments as of December 31, 2010 are summarized below (in thousands):

	Amortized Cost	Estimated Fair Value
2011	$189,426	$189,530
2012	95,063	94,974
Total investments at December 31, 2010	$284,489	$284,504

Accounts Receivable

The Company's accounts receivable consists of amounts due from customers throughout the United States. Collateral is generally not required. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Management believes the allowance for doubtful accounts is adequate to provide for normal credit losses.

Concentration of Credit Risk

Accounts receivable subjects the Company to a concentration of credit risk with third party payors that include health insurance companies, managed healthcare organizations, healthcare providers and governmental entities.

Long-lived Assets

Long-lived assets, including property and equipment and intangible assets to be held and used, are currently reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is determined by comparing the carrying value of these long-lived assets to management's best estimate of the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The cash flow projections used to make this assessment are consistent with the cash flow projections that management uses internally in making key decisions. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or the discounted present value of expected future cash flows.

Property and Equipment

Property and equipment is stated at cost, except for assets that have been impaired, for which the carrying amount has been reduced to estimated fair value. Expenditures for renewals and improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company capitalizes costs incurred to develop internal-use software during the application development stage. Capitalization of software development costs occurs after the preliminary project stage is complete, management authorizes the project, and it is probable that the project will be completed and the software will be used for the function intended. Amortization of capital lease assets is included in

2. Summary of Significant Accounting Policies (Continued)

depreciation expense and is included in accumulated depreciation as reflected in the table below. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally two to ten years for buildings and improvements (or the lease term, if shorter), three to fifteen years for equipment and three to five years for capitalized internal-use software. Depreciation expense was $52.2 million, $37.8 million and $43.9 for the years ended December 31, 2008, 2009 and 2010, respectively.

Property and equipment, net, consisted of the following at December 31, 2009 and 2010 (in thousands):

	2009	2010
Buildings and improvements	$ 4,597	$ 5,321
Equipment	123,750	141,427
Capitalized internal-use software	172,225	195,223
	300,572	341,971
Accumulated depreciation	(192,353)	(230,157)
Property and equipment, net	$ 108,219	$ 111,814

Goodwill

The Company is required to test its goodwill for impairment on at least an annual basis. The Company has selected October 1 as the date of its annual impairment test. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit that has been allocated goodwill based on various valuation techniques, with the primary technique being a discounted cash flow analysis, which requires the input of various assumptions with respect to revenues, operating margins, growth rates and discount rates. The estimated fair value for each reporting unit is compared to the carrying value of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

The fair value of the Health Plan reporting unit (a component of the Commercial segment) was determined using a discounted cash flow method. This method involves estimating the present value of estimated future cash flows utilizing a risk adjusted discount rate. Key assumptions for this method include cash flow projections, terminal growth rates and discount rates.

The fair value of the Radiology Benefits Management reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for the discounted cash flow method are consistent with those described above. Key assumptions for the merger and acquisition method include actual operating results and appropriate revenue and earnings

2. Summary of Significant Accounting Policies (Continued)

before interest, taxes, depreciation and amortization ("EBITDA") multiples. Key assumptions for the public company method include actual operating results, projected operating results, and appropriate EBITDA, earnings before interest and taxes ("EBIT"), and debt free net income multiples. The weighting applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Radiology Benefits Management was 60 percent, 20 percent and 20 percent, respectively.

The fair value of the Specialty Pharmaceutical Management reporting unit was determined using a discounted cash flow method. Key assumptions for this method are consistent with those described above.

The fair value of the Medicaid Administration reporting unit was determined using discounted cash flow, merger and acquisition, and public company methods. Key assumptions for the discounted cash flow method, merger and acquisition method, and public company method are consistent with those described above. The weighting applied to the fair values determined using the discounted cash flow, merger and acquisition, and public company methods to determine an overall fair value for Medicaid Administration was 60 percent, 20 percent and 20 percent, respectively.

As a result of the first step of the 2010 annual goodwill impairment analysis, the fair value of each reporting unit with allocated goodwill exceeded its carrying value. Therefore, the second step was not necessary. However, a 60 percent decline in fair value of the Health Plan reporting unit, a 53 percent decline in fair value of Radiology Benefits Management, a 50 percent decline in fair value of Specialty Pharmaceutical Management, or a 24 percent decline in fair value of Medicaid Administration would have caused the carrying values for these reporting units to be in excess of fair values, which would require the second step to be performed. The second step could have resulted in an impairment loss for goodwill.

Goodwill has been allocated to the Company's reporting units as follows (in thousands):

	December 31,	
	2009	2010
Health Plan	$120,485	$120,485
Radiology Benefits Management	104,549	104,549
Specialty Pharmaceutical Management	142,291	142,291
Medicaid Administration	59,146	59,614
Total	$426,471	$426,939

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are reflected in the table below (in thousands):

	2009	2010
Balance as of beginning of period	$367,325	$426,471
Acquisition of Medicaid Administration	59,146	468
Balance as of end of period	$426,471	$426,939

2. Summary of Significant Accounting Policies (Continued)

Intangible Assets

The following is a summary of intangible assets at December 31, 2009 and 2010, and the estimated useful lives for such assets (in thousands):

	December 31, 2009			
Asset	**Estimated Useful Life**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Customer agreements and lists	3 to 18 years	$121,490	$(60,942)	$60,548
Provider networks and other	5 to 16 years	7,430	(3,166)	4,264
		$128,920	$(64,108)	$64,812

	December 31, 2010			
Asset	**Estimated Useful Life**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Customer agreements and lists	3 to 18 years	$121,490	$(71,165)	$50,325
Provider networks and other	5 to 16 years	7,430	(3,758)	3,672
		$128,920	$(74,923)	$53,997

Amortization expense was $8.6 million, $9.5 million and $10.8 million for the years ended December 31, 2008, 2009 and 2010, respectively. The Company estimates amortization expense will be $10.6 million, $9.6 million, $9.1 million, $9.0 million and $7.9 million for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

Cost of Care, Medical Claims Payable and Other Medical Liabilities

Cost of care is recognized in the period in which members receive managed healthcare services. In addition to actual benefits paid, cost of care in a period also includes the impact of accruals for estimates of medical claims payable. Medical claims payable represents the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed healthcare businesses.

Such liabilities are determined by employing actuarial methods that are commonly used by health insurance actuaries and that meet actuarial standards of practice.

The IBNR portion of medical claims payable is estimated based on past claims payment experience for member groups, enrollment data, utilization statistics, authorized healthcare services and other factors. This data is incorporated into contract-specific actuarial reserve models and is further analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Factors that affect estimated completion factors include benefit changes, enrollment changes, shifts in product mix, seasonality influences, provider reimbursement changes, changes in claims inventory levels, the speed of claims processing, and changes in paid claim levels. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial

2. Summary of Significant Accounting Policies (Continued)

estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims. For the most recent incurred months (generally the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for any month with a completion factor that is less than 70 percent are generally not projected from historical completion and payment patterns; rather they are projected by estimating claims expense based on recent monthly estimated cost incurred per member per month times membership, taking into account seasonality influences, benefit changes and healthcare trend levels, collectively considered to be "trend factors."

Medical claims payable balances are continually monitored and reviewed. If it is determined that the Company's assumptions in estimating such liabilities are significantly different than actual results, the Company's results of operations and financial position could be impacted in future periods. Adjustments of prior period estimates may result in additional cost of care or a reduction of cost of care in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to claim liabilities occur each period and are sometimes significant as compared to the net income recorded in that period. Prior period development is recognized immediately upon the actuary's judgment that a portion of the prior period liability is no longer needed or that additional liability should have been accrued. The following table presents the components of the change in medical claims payable for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	2008	2009	2010
Claims payable and IBNR, beginning of period	$ 185,349	$ 184,422	$ 168,851
Cost of care:			
Current year	1,836,425	1,771,213	1,919,785
Prior years	(5,883)	(5,900)	(11,800)
Total cost of care	1,830,542	1,765,313	1,907,985
Claim payments and transfers to other medical liabilities(1):			
Current year	1,676,975	1,624,626	1,777,356
Prior years	154,494	156,258	133,385
Total claim payments and transfers to other medical liabilities	1,831,469	1,780,884	1,910,741
Claims payable and IBNR, end of period	184,422	168,851	166,095
Withhold receivables, end of period(2)	(28,562)	(25,182)	(23,424)
Medical claims payable, end of period	$ 155,860	$ 143,669	$ 142,671

(1) For any given period, a portion of unpaid medical claims payable could be covered by reinvestment liability (discussed below) and may not impact the Company's results of operations for such periods.

2. Summary of Significant Accounting Policies (Continued)

(2) Medical claims payable is offset by customer withholds from capitation payments in situations in which the customer has the contractual requirement to pay providers for care incurred.

Actuarial standards of practice require that the claim liabilities be adequate under moderately adverse circumstances. Adverse circumstances are situations in which the actual claims experience could be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice.

Due to the existence of risk sharing provisions in certain customer contracts, principally in the Public Sector segment, a change in the estimate for medical claims payable does not necessarily result in an equivalent impact on cost of care.

The Company believes that the amount of medical claims payable is adequate to cover its ultimate liability for unpaid claims as of December 31, 2010; however, actual claims payments may differ from established estimates.

Other medical liabilities consist primarily of "reinvestment" payables under certain managed behavioral healthcare contracts with Medicaid customers and "profit share" payables under certain risk-based contracts. Under a contract with reinvestment features, if the cost of care is less than certain minimum amounts specified in the contract (usually as a percentage of revenue), the Company is required to "reinvest" such difference in behavioral healthcare programs when and as specified by the customer or to pay the difference to the customer for their use in funding such programs. Under a contract with profit share provisions, if the cost of care is below certain specified levels, the Company will "share" the cost savings with the customer at the percentages set forth in the contract.

Net Income per Common Share

Net income per common share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period (see Note 6—"Stockholders' Equity").

Stock Compensation

The Company uses the Black-Scholes-Merton formula to estimate the fair value of substantially all stock options granted to employees, and recorded stock compensation expense of $32.8 million, $19.8 million and $15.1 million for the years ended December 31, 2008, 2009 and 2010, respectively. As stock compensation expense recognized in the consolidated statements of income for the years ended December 31, 2008, 2009 and 2010 is based on awards ultimately expected to vest, it has been reduced for annual estimated forfeitures of eight percent, five percent and five percent, respectively. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. If vesting of an award is conditioned upon the achievement of performance goals, compensation expense during the performance period is estimated using the most probable outcome of the performance goals, and adjusted as the expected outcome changes. The Company recognizes substantially all of these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting term of three years.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis. Financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, which are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including the Company's data.

2. Summary of Significant Accounting Policies (Continued)

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value as of December 31, 2009 and 2010 (in thousands):

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents(1)	$ —	$ 953	$—	$ 953
Restricted Cash(2)	—	152,580	—	152,580
Investments:				
U.S. Government and agency securities	379	—	—	379
Obligations of government-sponsored enterprises(3)	—	11,328	—	11,328
Corporate debt securities	—	208,988	—	208,988
Certificates of deposit	—	9,750	—	9,750
December 31, 2009	$ 379	$383,599	$—	$383,978
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents(4)	$ —	$ 68,726	$—	$ 68,726
Restricted Cash(5)	—	72,698	—	72,698
Investments:				
U.S. Government and agency securities	2,179	—	—	2,179
Obligations of government-sponsored enterprises(6)	—	10,138	—	10,138
Corporate debt securities	—	268,769	—	268,769
Taxable municipal bonds	—	2,668	—	2,668
Certificates of deposit	—	750	—	750
December 31, 2010	$2,179	$423,749	$—	$425,928

(1) Excludes $195.6 million of cash held in bank accounts by the Company.

(2) Excludes $7.1 million of restricted cash held in bank accounts by the Company.

(3) Includes investments in notes issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Federal Home Loan Bank and the Federal Farm Credit Bank.

(4) Excludes $268.5 million of cash held in bank accounts by the Company.

(5) Excludes $44.0 million of restricted cash held in bank accounts by the Company.

(6) Includes investments in notes issued by the Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank.

3. Acquisitions

Acquisition of First Health Services

Pursuant to the June 4, 2009 Purchase Agreement (the "Purchase Agreement") with Coventry Health Care ("Coventry"), on July 31, 2009 the Company acquired (the "Acquisition") all of the outstanding equity interests of Coventry's direct and indirect subsidiaries First Health Services Corporation ("FHS"), FHC, Inc. ("FHC") and Provider Synergies, LLC (together with FHS and FHC, "First Health Services") and certain assets of Coventry which are related to the operation of the business conducted by First Health Services. As consideration for the Acquisition, the Company paid $115.4 million in cash, excluding cash acquired and including a payment of $7.4 million for excess working capital with such amount being subject to final adjustments as provided in the Purchase Agreement. The Company is in negotiations with Coventry on settlement of the working capital adjustment, and anticipates a return of $0.9 million. The Company funded the Acquisition with cash on hand.

Effective July 1, 2010 the Company discontinued the use of the name First Health Services Corporation and officially changed such name to "Magellan Medicaid Administration, Inc." The Company reports the results of operations of Magellan Medicaid Administration, Inc. within the Medicaid Administration segment.

4. Benefit Plans

The Company has a defined contribution retirement plan (the "401(k) Plan"). Employee participants can elect to contribute up to 75 percent of their compensation, subject to Internal Revenue Service ("IRS") deferral limitations. The Company makes contributions to the 401(k) Plan based on employee compensation and contributions. The Company matches 50 percent of each employee's contribution up to 6 percent of their annual compensation. The Company recognized $5.1 million, $5.1 million and $5.6 million of expense for the years ended December 31, 2008, 2009 and 2010, respectively, for matching contributions to the 401(k) Plan.

5. Long-Term Debt and Capital Lease Obligations

On April 30, 2008, the Company entered into a credit facility with Deutsche Bank AG and Citigroup Global Markets Inc. that provided for a $100.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2008 Credit Facility").

On April 29, 2009, the Company entered into an amendment to the 2008 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provided for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2009 Credit Facility"). Borrowings under the 2009 Credit Facility matured on April 28, 2010. The 2009 Credit Facility was guaranteed by substantially all of the subsidiaries of the Company and was secured by substantially all of the assets of the Company and the subsidiary guarantors.

Under the 2009 Credit Facility, the annual interest rate on Revolving Loan borrowings was equal to (i) in the case of U.S. dollar denominated loans, the sum of a borrowing margin of 2.25 percent plus the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate,

5. Long-Term Debt and Capital Lease Obligations (Continued)

or (ii) in the case of Eurodollar denominated loans, the sum of a borrowing margin of 3.25 percent plus the Eurodollar rate for the selected interest period. The Company had the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at its discretion. Letters of Credit issued under the Revolving Loan Commitment bore interest at the rate of 3.375 percent. The commitment commission on the 2009 Credit Facility was 0.625 percent of the unused Revolving Loan Commitment.

On April 28, 2010, the Company entered into an amendment to the 2009 Credit Facility with Deutsche Bank AG, Citibank, N.A., and Bank of America, N.A. that provided for an $80.0 million Revolving Loan Commitment for the issuance of letters of credit for the account of the Company with a sublimit of up to $30.0 million for revolving loans (the "2010 Credit Facility"). Borrowings under the 2010 Credit Facility mature on April 28, 2013. The 2010 Credit Facility is guaranteed by substantially all of the subsidiaries of the Company and is secured by substantially all of the assets of the Company and the subsidiary guarantors.

Under the 2010 Credit Facility, the annual interest rate on Revolving Loan borrowings is equal to (i) in the case of U.S. dollar denominated loans, the sum of a borrowing margin of 1.75 percent plus the higher of the prime rate or one-half of one percent in excess of the overnight "federal funds" rate, or (ii) in the case of Eurodollar denominated loans, the sum of a borrowing margin of 2.75 percent plus the Eurodollar rate for the selected interest period. The Company has the option to borrow in U.S. dollar denominated loans or Eurodollar denominated loans at its discretion. Letters of Credit issued under the Revolving Loan Commitment bear interest at the rate of 2.875 percent. The commitment commission on the 2010 Credit Facility is 0.50 percent of the unused Revolving Loan Commitment.

There were $0 million and $0.6 million of capital lease obligations at December 31, 2009 and 2010, respectively, $51.5 million and $44.9 million of letters of credit outstanding at December 31, 2009 and 2010, respectively, and no Revolving Loan borrowings at December 31, 2009 or December 31, 2010.

6. Stockholders' Equity

Stock Compensation

At December 31, 2009 and 2010, the Company had equity-based employee incentive plans, which are described below.

Stock Option Awards

On January 5, 2004, the Company established the 2003 Management Incentive Plan ("2003 MIP") which allowed for the issuance of up to 6,373,689 shares of common stock pursuant to stock options or stock grants. Other than the 2004 Options (defined below) and certain options granted under the 2006 MIP (defined below), options granted by the Company have exercise prices equal to the fair market value on the date of grant.

On February 24, 2006, the board of directors of the Company approved three equity plans and recommended they be submitted for approval by the Company's shareholders at the 2006 Annual Meeting of Shareholders. The board approved the 2006 Management Incentive Plan ("2006 MIP"), the

6. Stockholders' Equity (Continued)

2006 Director Equity Compensation Plan ("Director Plan") and the 2006 Employee Stock Purchase Plan ("ESPP"). All three of these plans were approved by the Company's shareholders at the 2006 Annual Meeting of Shareholders on May 16, 2006.

The 2006 MIP, which was similar to the Company's 2003 MIP, authorized the issuance of equity awards covering a total of 2,750,000 shares of the Company's common stock, no more than 300,000 shares of which could be restricted stock or restricted stock units. A restricted stock unit is a notional account representing the right to receive a share of common stock (or, at the Company's option, cash in lieu thereof) at some future date. The Director Plan covered 120,000 shares of the Company's common stock, no more than 15,000 of which could be restricted stock or restricted stock units, and provided for the issuance of options and restricted stock or restricted stock units to directors immediately following each annual meeting of shareholders in 2006 and 2007. The ESPP is a noncompensatory plan and covers 100,000 shares of the Company's common stock and permits employees of the Company to purchase Common Stock at a 5 percent discount.

On February 27, 2008 the board of directors of the Company approved the 2008 Management Incentive Plan ("2008 MIP") and recommended it be submitted for approval by the Company's shareholders at the 2008 Annual Meeting of shareholders. The 2008 MIP was approved by the Company's shareholders at the 2008 Annual Meeting of Shareholders on May 20, 2008. The 2008 MIP is similar to the 2006 MIP and the 2003 MIP. The board of directors also authorized a total of up to 4.5 million shares of the Company's Common Stock (which amount will be increased by the amount of any future forfeitures under the 2006 MIP, the 2003 MIP and the Director Plan) to be available for issuance pursuant to the 2008 MIP. Each restricted stock unit or share of restricted stock issued under the 2008 MIP shall be counted as 1.9 option shares for the purpose of calculating shares awarded and shares remaining available for grant pursuant to the 2008 MIP. The 2008 MIP also provides that no further awards are to be made under the 2006 MIP, the 2003 MIP or the Director Plan, and any equity awards remaining available for issuance under such plans are no longer available for issuance except for any forfeitures or other recapture of equity awards previously made under such plans, which will be available for grant under the 2008 MIP. The 2008 MIP, unlike the 2006 MIP and the 2003 MIP, also permits the grant of performance based cash bonus awards to eligible employees and the grant of equity to directors of the Company. Currently, no such cash bonus awards have been issued under the 2008 MIP.

The weighted average grant date fair value of substantially all stock options granted during the years ended December 31, 2008, 2009 and 2010 was $8.52, $8.69 and $11.74, respectively, as estimated using the Black- Scholes-Merton option pricing model based on the following weighted average assumptions:

	2008	2009	2010
Risk-free interest rate	2.76%	1.67%	1.74%
Expected life	4 years	4 years	4 years
Expected volatility	28.40%	30.20%	31.70%
Expected dividend yield	0.00%	0.00%	0.00%

For the years ended December 31, 2008, 2009 and 2010, expected volatility was based on the historical volatility of the Company's stock price.

6. Stockholders' Equity (Continued)

The benefits of tax deductions from exercises of stock options and vesting of stock awards are reported as a financing cash flow, rather than as an operating cash flow. In the years ended December 31, 2008, 2009 and 2010, approximately $7.5 million, $2.9 million and $1.1 million, respectively, of benefits of such tax deductions related to stock compensation expense were realized and as such were reported as financing cash flows. Of these amounts, $5.4 million and $2.9 million, respectively, have been reflected as increases to additional paid in capital for the years ended December 31, 2008, and 2009. For the year ended December 31, 2010, the change to additional paid in capital related to tax benefits (deficiencies) was $(1.4) million which includes the $1.1 million of excess tax benefits offset by $2.5 million of tax deficiencies. Tax contingencies were recorded for the remaining $2.1 million, $0.0 million and $0.0, respectively, as of December 31, 2008, 2009 and 2010.

Summarized information related to the Company's stock options for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008		2009	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,059,096	$36.68	4,668,490	$39.82
Granted	1,643,720	41.19	1,326,694	33.00
Forfeited	(443,310)	40.28	(732,846)	39.68
Exercised	(591,016)	21.81	(77,247)	33.38
Outstanding, end of period	4,668,490	$39.82	5,185,091	$38.19

	2010			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, beginning of period	5,185,091	$38.19		
Granted	951,072	42.70		
Forfeited	(332,105)	40.66		
Exercised	(2,028,472)	37.89		
Outstanding, end of period	3,775,586	$39.27	7.57	$29,607
Vested and expected to vest at end of period	3,686,697	$39.82	6.50	$12,968
Exercisable, end of period	1,737,549	$39.82	6.50	$12,968

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (based upon the difference between the Company's closing stock price on the last trading day of 2010 of $47.28 and the exercise price) for all in-the-money options as of December 31, 2010. This amount changes based on the fair market value of the Company's stock.

6. Stockholders' Equity (Continued)

The total pre-tax intrinsic value of options exercised (based on the difference between the Company's closing stock price on the day the option was exercised and the exercise price) during the years ended December 31, 2008, 2009 and 2010 was $12.0 million, $0.4 million and $18.2 million, respectively.

As of December 31, 2010, there was $13.8 million of total unrecognized compensation expense related to nonvested stock options that is expected to be recognized over a weighted average remaining recognition period of 1.80 years. The total fair value of options vested during the year ended December 31, 2010 was $15.1 million.

Substantially all of the Company's options granted during the year ended December 31, 2005 vested ratably on each anniversary date over the four years subsequent to grant, and substantially all have a ten year life. Substantially all of the Company's options granted during the years ended December 31, 2006, 2007, 2008, 2009 and 2010 vest ratably on each anniversary date over the three years subsequent to grant, and substantially all have a ten year life.

At December 31, 2010, 1,679,184 shares of the Company's common stock remain available for future grant under the Company's 2008 MIP.

Option Modification

On January 3, 2006, the Company amended certain stock options outstanding under the 2003 MIP. The amendments, as further described below, were intended primarily to bring the features of such options into compliance with certain requirements established by Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), which was added to the Code by the American Jobs Creation Act of 2004 and governs as a general matter the federal income tax treatment of deferred compensation. The amended options were originally issued on January 5, 2004 (the "2004 Options"). Because the exercise price of such 2004 Options may be considered to have been less than the fair market value of the shares that may be acquired upon exercise of such options as determined by the market trading in such shares, such options might be subject to the provisions of Section 409A, including certain penalty tax provisions on the option holders.

The amendments in each case reduced the period in which the 2004 Options, once vested, could be exercised from the tenth anniversary of the date of grant to the end of the calendar year in which each option first became exercisable. The vesting schedule of the options was not changed and no change was made in the exercise price or other material terms.

In addition, the 2004 Options issued to the Company's then Chief Executive Officer, Chief Operating Officer and Chief Financial Officer (the "Senior Executives") were also amended to defer until January 5, 2007 the exercisability of all but 137,398 of their options that vested in January 2006. This deferral was agreed upon in connection with the waiver by the Company of the restriction on sale before January 5, 2007 of 413,003 shares held by the Senior Executives, that they had previously acquired upon exercise of a portion of their 2004 Options that vested in January 2005.

In connection with these amendments, the Company agreed to grant new options to option holders, other than the Senior Executives, upon exercise of their 2004 Options. The new options will be in an amount equal to the number of options exercised, will have exercise prices equal to the market

6. Stockholders' Equity (Continued)

price on the date of grant and will vest ratably on each anniversary date over the three years subsequent to grant. In the years ended December 31, 2008, 2009 and 2010, options to purchase 345,956, 14,049 and 0 shares, respectively, were granted pursuant to these amendments upon exercise of 2004 Options during these periods.

Restricted Stock Awards

During the years ended December 31, 2008, 2009 and 2010, the Company granted shares of restricted stock which generally vest on the anniversary of the date of grant.

Summarized information related to the Company's nonvested restricted stock awards for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008		2009		2010	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of period	601,384	$43.25	321,935	$42.92	28,910	$30.27
Awarded	41,190	37.10	30,385	30.36	22,309	39.23
Vested	(309,494)	43.16	(319,547)	42.97	(28,910)	30.27
Forfeited	(11,145)	32.71	(3,863)	36.66	—	—
Outstanding, ending of period	321,935	$42.92	28,910	$30.27	22,309	$39.23

On July 31, 2006, pursuant to the Company's purchase of ICORE, the Company granted to the unitholders of ICORE, 543,879 shares of restricted stock of the Company valued at $24.0 million, which stock vested over three years, provided that the unitholders did not earlier terminate their employment with the Company. The $24 million in restricted stock paid at the closing was issued in a transaction pursuant to which the unitholders of ICORE at closing applied $24 million of the purchase price as cash consideration for their purchase of restricted shares of the Company's common stock. The unitholders subscribed to an aggregate of 543,879 restricted shares of the Company's common stock on a basis proportional to each unitholder's economic interest in ICORE at a purchase price of $44.13 per share, which was the average of the closing prices of the Company's common stock on NASDAQ for the twenty trading days immediately preceding the closing.

As of December 31, 2010, there was $0.3 million of unrecognized stock compensation expense related to nonvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of 0.38 years.

Restricted Stock Units

During the years ended December 31, 2008, 2009 and 2010, the Company granted restricted stock units which vest ratably on each anniversary date over the three years subsequent to grant.

6. Stockholders' Equity (Continued)

Summarized information related to the Company's nonvested restricted stock units for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008		2009		2010	
	Shares	Weighted Grant Date Fair Value	Shares	Weighted Grant Date Fair Value	Shares	Weighted Grant Date Fair Value
Outstanding, beginning of period	219,736	$40.57	176,112	$38.72	184,454	$34.99
Awarded	112,874	37.14	121,065	32.91	101,812	42.75
Vested	(125,371)	40.51	(73,465)	39.16	(84,615)	36.20
Forfeited	(31,127)	38.85	(39,258)	37.60	(11,163)	37.97
Outstanding, ending of period	176,112	$38.72	184,454	$34.99	190,488	$38.43

As of December 31, 2010, there was $3.1 million of unrecognized stock compensation expense related to nonvested restricted stock units. This cost is expected to be recognized over a weighted-average period of 1.85 years.

Common Stock Warrants

On January 5, 2004, the Company issued 570,825 warrants to purchase common stock of the Company at a purchase price of $30.46 per share at anytime until January 5, 2011 and at an approximate fair value per warrant of $9.44 ("2004 Warrants"). As of December 31, 2010, 44,561 of these 2004 Warrants remain outstanding. In January 2011, 31,362 warrants were exercised and the remaining 13,199 warrants were forfeited.

The fair values of the common stock warrants were estimated on the date of their grant using the Black-Scholes-Merton option-pricing model based on the following weighted average assumptions:

	2004 Warrants
Risk-free interest rate	3.92%
Expected life	7 years
Expected volatility	39.5%
Expected dividend yield	0.0%

6. Stockholders' Equity (Continued)

Income per Common Share

The following table reconciles income (numerator) and shares (denominator) used in the Company's computations of net income per share for the years ended December 31, 2008, 2009 and 2010 (in thousands, except per share amounts):

	2008	2009	2010
Numerator:			
Net income	$86,205	$106,671	$138,659
Denominator:			
Weighted average number of common shares outstanding—basic	39,607	35,248	33,779
Common stock equivalents—stock options	246	46	448
Common stock equivalents—warrants	128	52	116
Common stock equivalents—restricted stock	7	29	12
Common stock equivalents—restricted stock units	11	41	86
Weighted average number of common shares outstanding—diluted	39,999	35,416	34,441
Net income per common share—basic	$ 2.18	$ 3.03	$ 4.10
Net income per common share—diluted	$ 2.16	$ 3.01	$ 4.03

The weighted average number of common shares outstanding for the years ended December 31, 2008, 2009 and 2010 was calculated using outstanding shares of the Company's common stock. Common stock equivalents included in the calculation of diluted weighted average common shares outstanding for the years ended December 31, 2008, 2009 and 2010 represent stock options to purchase shares of the Company's common stock, restricted stock awards and restricted stock units, stock purchased under the ESPP and shares of common stock related to certain warrants issued on January 5, 2004.

For the years ended December 31, 2008, 2009 and 2010, the Company had additional potential dilutive securities outstanding representing 3.4 million, 5.2 million and 2.0 million options, respectively, that were not included in the computation of dilutive securities because they were anti-dilutive for such periods. Had these shares not been anti-dilutive, all of these shares would not have been included in the net income per common share calculation as the Company uses the treasury stock method of calculating diluted shares.

Stock Repurchases

On July 30, 2008 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $200 million of its outstanding common stock through January 31, 2010. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to

6. Stockholders' Equity (Continued)

this program, the Company made open market purchases of 3,866,505 shares of the Company's common stock at an aggregate cost of $136.0 million (excluding broker commissions) during the year ended December 31, 2008 and made open market purchases of 1,859,959 shares of the Company's common stock at an average share price of $34.39 per share for an aggregate cost of $64.0 million (excluding broker commissions) during the period January 1, 2009 through April 7, 2009, which was the date that the repurchase program was completed, the $200 million authorization having been exhausted.

On July 28, 2009 the Company's board of directors approved a stock repurchase plan which authorized the Company to purchase up to $100 million of its outstanding common stock through July 28, 2011. Stock repurchases under the program could be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions under the program from time to time and in such amounts and via such methods as management deemed appropriate. The stock repurchase program could be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 782,400 shares of the Company's common stock at an average price of $32.75 per share for an aggregate cost of $25.6 million (excluding broker commissions) during the period from August 17, 2009 through December 31, 2009. Pursuant to this program, the Company made open market purchases of 1,711,881 shares of the Company's common stock at an average price of $43.46 per share for an aggregate cost of $74.4 million (excluding broker commissions) during the period January 1, 2010 through April 1, 2010, which was the date that the repurchase program was completed, the $100 million authorization having been exhausted.

On July 27, 2010 the Company's board of directors approved a stock repurchase plan which authorizes the Company to purchase up to $350 million of its outstanding common stock through July 28, 2012. On February 18, 2011, the Company's board of directors increased the stock repurchase program by an additional $100 million. Stock repurchases under the program may be executed through open market repurchases, privately negotiated transactions, accelerated share repurchases or other means. The board of directors authorized management to execute stock repurchase transactions from time to time and in such amounts and via such methods as management deems appropriate. The stock repurchase program may be limited or terminated at any time without prior notice. Pursuant to this program, the Company made open market purchases of 1,684,510 shares of the Company's common stock at an average price of $48.36 per share for an aggregate cost of $81.5 million (excluding broker commissions) during the period from November 3, 2010 through December 31, 2010.

During the period from January 1, 2011 through February 23, 2011, the Company made additional open market purchases of 1,251,263 shares of the Company's common stock at an aggregate cost of $61.7 million, excluding broker commissions.

Recent Sales of Unregistered Securities

On January 28, 2011, the Company and Blue Shield of California ("Blue Shield") entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which on January 31, 2011 Blue Shield purchased 416,840 shares of the Company's Common Stock (the "Shares") for a total purchase price of $20 million. The Shares were issued to Blue Shield, an accredited investor, in a private placement pursuant to Regulation D of the Securities Act. Blue Shield has agreed not to

6. Stockholders' Equity (Continued)

transfer such Shares for a two year period, except in the event of any change in control of the Company as defined in the Share Purchase Agreement. The purchase price for the Shares issued was determined taking into account the recent trading price of the Company's Common Stock on NASDAQ and the restrictions on transfer of the Shares agreed to by Blue Shield.

7. Income Taxes

The provision for income taxes for the years ended December 31, 2008, 2009 and 2010 consisted of the following (in thousands):

	2008	2009	2010
Income taxes currently payable:			
Federal	$ 2,365	$17,485	$34,350
State	1,853	6,837	6,423
	4,218	24,322	40,773
Deferred income taxes:			
Federal	48,451	39,866	44,194
State	1,369	(6,851)	(1,223)
	49,820	33,015	42,971
	$54,038	$57,337	$83,744

A reconciliation of the Company's income tax provision to that computed by applying the statutory federal income tax rate for the years ended December 31, 2008, 2009 and 2010 is as follows (in thousands):

	2008	2009	2010
Income tax provision at federal statutory income tax rate	$49,085	$57,403	$77,841
State income taxes, net of federal income tax benefit	6,336	6,805	7,491
Tax contingencies reversed due to statute closings	(3,326)	(5,763)	(3,002)
Net change in valuation allowances	(100)	(4,342)	(2,554)
Other—net	2,043	3,234	3,968
Income tax provision	$54,038	$57,337	$83,744

The Company estimates that it has reportable federal net operating loss carryforwards ("NOLs") as of December 31, 2010 of approximately $5.5 million available to reduce future federal taxable income. These estimated NOLs, if not used, expire in 2011 through 2019 and are subject to examination and adjustment by the Internal Revenue Service. In addition, the Company's utilization of such NOLs is subject to limitation under Internal Revenue Code Section 382, which affects the timing of the use of these NOLs. At this time, the Company does not believe these limitations will limit the Company's ability to use any federal NOLs before they expire.

7. Income Taxes (Continued)

The Company's valuation allowances against deferred tax assets were $7.3 million and $5.3 million as of December 31, 2009 and 2010, respectively, mostly relating to uncertainties regarding the eventual realization of certain state NOLs. Determination of the amount of deferred tax assets considered realizable requires significant judgment and estimation. Changes in these estimates in the future could materially affect the Company's financial condition and results of operations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2010 are as follows (in thousands):

	2009	2010
Deferred tax assets:		
Goodwill and intangible assets	$ 11,715	$ 2,966
Operating loss carryforwards	31,134	12,936
Stock compensation	19,996	15,094
Risk-share accruals	7,745	264
Community reinvestment reserves	3,324	5,420
Other non-deductible book accruals	10,036	10,068
Claims reserves	6,068	5,703
Refundable tax credits	5,041	4,855
Indirect tax benefits	8,637	8,506
Other	6,395	5,287
Total deferred tax assets	110,091	71,099
Valuation allowance	(7,347)	(5,319)
Deferred tax assets after valuation allowance	102,744	65,780
Deferred tax liabilities:		
Property and depreciation	(27,690)	(33,356)
Other liabilities	—	(3,160)
Total deferred tax liabilities	(27,690)	(36,516)
Net deferred tax assets	$ 75,054	$ 29,264

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statutes of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Such amounts are included in deferred credits and other long-term liabilities within the accompanying consolidated balance sheets.

7. Income Taxes (Continued)

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2008	2009	2010
Balance as of beginning of period	$121,040	$129,157	$113,100
Additions based on tax positions related to the current year	10,765	4,023	3,317
Additions for tax positions of prior years	3,258	4,759	422
Reductions for tax positions of prior years	(214)	(17,866)	(1,916)
Reductions due to lapses of applicable statutes of limitations	(5,692)	(6,822)	(3,329)
Settlements	—	(151)	—
Balance as of end of period	$129,157	$113,100	$111,594

If these unrecognized tax benefits had been realized as of December 31, 2009 and 2010, $88.3 million and $88.2 million, respectively, would have impacted the effective tax rate.

Included in the balance of unrecognized tax benefits recorded at December 31, 2009 and 2010 were liabilities of $1.1 million and $0.1 million, respectively, for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the deferral of these deductions to later years would not affect the annual effective tax rate but could result in the acceleration of cash payments and/or reduction to the NOL carryforwards with respect to the earlier period.

With few exceptions, the Company is no longer subject to state or local income tax assessments by tax authorities for years ended prior to December 31, 2007. Further, the statute of limitations regarding the assessment of the federal and most state and local income taxes for the year ended December 31, 2007 will expire during 2011. The Company anticipates that up to $15.5 million of unrecognized tax benefits (excluding interest costs) recorded as of December 31, 2010 could be reversed during 2011 as a result of statute expirations, $10.2 million of which would impact the effective rate. All such reversals (net of the related indirect tax benefits) would be reflected as discrete adjustments during the quarter in which the respective statute expiration occurs.

As of December 31, 2009 and 2010, the Company had accrued approximately $3.5 million and $3.7 million, respectively, for the potential payment of interest and penalties (net of indirect benefits). The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the years ended December 31, 2008, 2009 and 2010, the Company recorded approximately $1.6 million, $(0.7) million and $0.2 million in interest and penalties.

8. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2008, 2009 and 2010 is as follows (in thousands):

	2008	2009	2010
Income taxes paid, net of refunds	$6,003	$16,599	$61,861
Interest paid	$3,300	$ 1,470	$ 1,685
Assets acquired through capital leases	$ 58	$ —	$ 1,680

9. Commitments and Contingencies

Insurance

The Company maintains a program of insurance coverage for a broad range of risks in its business. The Company has renewed its general, professional and managed care liability insurance policies with unaffiliated insurers for a one-year period from June 17, 2010 to June 17, 2011. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability and managed care errors and omissions liability policies are written on a "claims-made" basis, subject to a $1.0 million per claim ($10.0 million per class action claim) un-aggregated self-insured retention for managed care liability, and a $0.05 million per claim un-aggregated self-insured retention for professional liability.

The Company maintains separate general and professional liability insurance policies with an unaffiliated insurer for its Specialty Pharmaceutical Management business. The Specialty Pharmaceutical Management insurance policies have a one-year term for the period June 17, 2010 to June 17, 2011. The general liability policies are written on an "occurrence" basis, subject to a $0.05 million per claim un-aggregated self-insured retention. The professional liability policy is written on a "claims-made" basis, subject to a $0.05 million per claim un-aggregated self-insured retention.

The Company maintains separate professional liability insurance policies with unaffiliated insurers for its Maricopa Contract business for the behavioral health direct care facilities. The Maricopa Contract professional liability insurance policies effective dates are from September 1, 2008 to September 1, 2009. The Company purchased a five-year extended reporting period for the professional liability policies effective September 1, 2009 for the period September 1, 2009 to September 1, 2014, subject to a $0.5 million per claim un-aggregated self-insured retention. The professional liability policies are written on a "claims-made" basis.

The Company is responsible for claims within its self-insured retentions, and for portions of claims reported after the expiration date of the policies if they are not renewed, or if policy limits are exceeded. The Company also purchases excess liability coverage in an amount that management believes to be reasonable for the size and profile of the organization.

9. Commitments and Contingencies (Continued)

Regulatory Issues

The specialty managed healthcare industry is subject to numerous laws and regulations. The subjects of such laws and regulations cover, but are not limited to, matters such as licensure, accreditation, government healthcare program participation requirements, information privacy and security, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Over the past several years, government activity has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare organizations and insurers. Entities that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

In addition, regulators of certain of the Company's subsidiaries may exercise certain discretionary rights under regulations including increasing their supervision of such entities, requiring additional restricted cash or other security or seizing or otherwise taking control of the assets and operations of such subsidiaries.

Legal

The management and administration of the delivery of specialty managed healthcare entails significant risks of liability. From time to time, the Company is subject to various actions and claims arising from the acts or omissions of its employees, network providers or other parties. In the normal course of business, the Company receives reports relating to deaths and other serious incidents involving patients whose care is being managed by the Company. Such incidents occasionally give rise to malpractice, professional negligence and other related actions and claims against the Company or its network providers. Many of these actions and claims received by the Company seek substantial damages and therefore require the Company to incur significant fees and costs related to their defense. The Company is also subject to or party to certain class actions, litigation and claims relating to its operations and business practices. In the opinion of management, the Company has recorded reserves that are adequate to cover litigation, claims or assessments that have been or may be asserted against the Company, and for which the outcome is probable and reasonably estimable. Management believes that the resolution of such litigation and claims will not have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance in this regard.

Operating Leases

The Company leases certain of its operating facilities and equipment. The leases, which expire at various dates through October 2016, generally require the Company to pay all maintenance, property tax and insurance costs.

At December 31, 2010, aggregate amounts of future minimum payments under operating leases were as follows: 2011—$17.0 million; 2012—$14.2 million; 2013—$8.0 million; 2014—$6.3 million;

9. Commitments and Contingencies (Continued)

2015—$5.4 million; 2016 and beyond—$12.6 million. Operating lease obligations include estimated future lease payments for both open and closed offices.

At December 31, 2010, aggregate amounts of future minimum rentals to be received under operating subleases were as follows: 2011—$1.0 million; 2012—$0.7 million; 2013—$0.6 million; 2014—$0.5 million; 2015—$0.3 million; 2016 and beyond—$0.0 million. Operating sublease rentals to be received relate primarily to behavioral health direct care facilities transitioned to third parties pursuant to the Maricopa Contract.

Rent expense is recognized on a straight-line basis over the terms of the leases. Rent expense was $24.3 million, $20.3 million and $19.8 million for the years ended December 31, 2008, 2009 and 2010, respectively.

10. Certain Relationships and Related Party Transactions

Allen Wise, a former Director of the Company, served as the Chairman of Coventry. The Company has a behavioral health services agreement with a subsidiary of Coventry under which the Company derived revenues of approximately $1.5 million and $1.4 million during the years ended December 31, 2009 and 2010, respectively. On February 25, 2009, Mr. Wise resigned from the board of directors of the Company as a result of his appointment as Chief Executive Officer of Coventry. On July 31, 2009, the Company completed the acquisition of First Health Services as described in Note 3. Mr. Wise was no longer a Director of the Company at the time that the Company negotiated and closed on the acquisition of First Health Services from Coventry. At the same time that the Company acquired First Health Services, the Company also executed agreements to provide radiology and oncology services for certain Coventry markets. The Company derived revenues from such service agreements of approximately $6.6 million and $122.7 million during the years ended December 31, 2009 and 2010, respectively.

William McBride, a Director of the Company, serves as a member of the board of directors of AmeriGroup Corporation. The Company has a radiology benefits management agreement with a subsidiary of AmeriGroup under which the Company derived revenues of approximately $1.1 million and $1.7 million in 2009 and 2010, respectively.

11. Business Segment Information

The accounting policies of the Company's segments are the same as those described in Note 1—"General." The Company evaluates performance of its segments based on profit or loss from operations before stock compensation expense, depreciation and amortization, interest expense, interest income, gain on sale of assets, special charges or benefits, and income taxes ("Segment Profit"). Management uses Segment Profit information for internal reporting and control purposes and considers it important in making decisions regarding the allocation of capital and other resources, risk assessment and employee compensation, among other matters. Effective September 1, 2010, Public Sector has subcontracted with Medicaid Administration to provide pharmacy benefits management services on a limited risk basis for one of Public Sector's customers. As such, revenue and cost of care related to this

11. Business Segment Information (Continued)

intersegment arrangement are eliminated. The Company's segments are defined above. The following tables summarize, for the periods indicated, operating results by business segment (in thousands):

	Commercial	Public Sector	Radiology Benefits Management	Specialty Pharmaceutical Management	Corporate and Elimination	Consolidated
Year Ended December 31, 2008						
Net revenue	$ 649,636	$ 1,451,923	$ 295,336	$ 228,499	$ —	$ 2,625,394
Cost of care	(344,761)	(1,278,316)	(207,465)	—	—	(1,830,542)
Cost of goods sold	—	—	—	(181,356)	—	(181,356)
Direct service costs	(154,894)	(68,914)	(54,482)	(25,623)	—	(303,913)
Other operating expenses	—	—	—	—	(122,714)	(122,714)
Stock compensation expense(1)	1,368	839	1,472	8,967	20,117	32,763
Segment profit (loss)	$ 151,349	$ 105,532	$ 34,861	$ 30,487	$(102,597)	$ 219,632
Identifiable assets by business segment(2)						
Restricted cash	$ 13,649	$ 171,513	$ 3,268	$ —	$ 3,965	$ 192,395
Net accounts receivable	22,544	19,764	7,226	31,108	1,434	82,076
Investments	28,990	88,347	10,413	—	106,149	233,899
Goodwill	120,485	—	104,549	142,291	—	367,325

	Commercial	Public Sector	Radiology Benefits Management	Specialty Pharmaceutical Management	Medicaid Administration	Corporate and Elimination	Consolidated
Year Ended December 31, 2009							
Net revenue	$ 650,139	$ 1,362,420	$ 305,251	$ 259,745	$ 64,259	$ —	$ 2,641,814
Cost of care	(351,270)	(1,208,451)	(205,592)	—	—	—	(1,765,313)
Cost of goods sold	—	—	—	(203,336)	—	—	(203,336)
Direct service costs	(152,280)	(67,835)	(51,732)	(24,901)	(54,874)	—	(351,622)
Other operating expenses	—	—	—	—	—	(114,088)	(114,088)
Stock compensation expense(1)	953	690	1,260	5,383	27	11,469	19,782
Segment profit (loss)	$ 147,542	$ 86,824	$ 49,187	$ 36,891	$ 9,412	$(102,619)	$ 227,237
Identifiable assets by business segment(2)							
Restricted cash	$ 20,398	$ 133,123	$ 2,272	$ —	$ —	$ 3,866	$ 159,659
Net accounts receivable	23,025	16,450	6,085	30,371	31,021	7,482	114,434
Investments	14,337	133,392	12,676	—	—	70,040	230,445
Goodwill	120,485	—	104,549	142,291	59,146	—	426,471

11. Business Segment Information (Continued)

	Commercial	Public Sector	Radiology Benefits Management	Specialty Pharmaceutical Management	Medicaid Administration	Corporate and Elimination	Consolidated
Year Ended December 31, 2010							
Net revenue	$ 652,221	$ 1,442,093	$ 454,105	$ 270,646	$ 176,283	$ (26,108)	$ 2,969,240
Cost of care	(365,115)	(1,246,779)	(298,516)	—	(23,683)	26,108	(1,907,985)
Cost of goods sold	—	—	—	(218,630)	—	—	(218,630)
Direct service costs	(156,278)	(67,577)	(67,672)	(26,368)	(124,312)	—	(442,207)
Other operating expenses	—	—	—	—	—	(124,375)	(124,375)
Stock compensation expense(1)	714	714	1,485	424	74	11,691	15,102
Segment profit (loss)	$ 131,542	$ 128,451	$ 89,402	$ 26,072	$ 28,362	$(112,684)	$ 291,145
Identifiable assets by business segment(2)							
Restricted cash	$ 22,501	$ 82,813	$ 7,890	$ —	$ —	$ 3,530	$ 116,734
Net accounts receivable	26,564	15,086	2,496	28,309	29,632	4,847	106,934
Investments	8,507	183,632	5,005	—	—	87,360	284,504
Goodwill	120,485	—	104,549	142,291	59,614	—	426,939

(1) Stock compensation expense is included in direct service costs and other operating expenses, however this amount is excluded from the computation of segment profit since it is managed on a consolidated basis.

(2) Identifiable assets by business segment are those assets that are used in the operations of each segment. The remainder of the Company's assets cannot be specifically identified by segment.

The following table reconciles Segment Profit to consolidated income from operations before income taxes and minority interest for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	2008	2009	2010
Segment profit	$219,632	$227,237	$291,145
Stock compensation expense	(32,763)	(19,782)	(15,102)
Depreciation and amortization	(60,810)	(47,268)	(54,682)
Interest expense	(2,846)	(2,424)	(2,233)
Interest income	17,030	6,245	3,275
Income from operations before income taxes	$140,243	$164,008	$222,403

12. Selected Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2009 and 2010 (in thousands, except per share amounts):

	For the Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Fiscal Year Ended December 31, 2009				
Net revenue	$619,515	$635,801	$667,589	$718,909
Cost and expenses:				
Cost of care	431,718	443,048	435,007	455,540
Cost of goods sold	52,072	49,286	50,139	51,839
Direct service costs and other operating expenses(1)	103,064	102,934	122,034	137,678
Depreciation and amortization	11,043	10,516	12,154	13,555
Interest expense	427	657	650	690
Interest income	(2,311)	(1,734)	(1,215)	(985)
	596,013	604,707	618,769	658,317
Income from operations before income taxes	23,502	31,094	48,820	60,592
Provision for income taxes	9,942	12,695	17,833	16,867
Net income	$ 13,560	$ 18,399	$ 30,987	$ 43,725
Weighted average number of common shares outstanding—basic	36,208	34,955	35,128	34,717
Weighted average number of common shares outstanding—diluted	36,386	34,992	35,331	34,972
Net income per common share—basic:	$ 0.37	$ 0.53	$ 0.88	$ 1.26
Net income per common share—diluted:	$ 0.37	$ 0.53	$ 0.88	$ 1.25

12. Selected Quarterly Financial Data (Unaudited) (Continued)

	For the Quarter Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Fiscal Year Ended December 31, 2010				
Net revenue	$728,053	$741,658	$750,319	$749,210
Cost and expenses:				
Cost of care	476,679	472,478	467,160	491,668
Cost of goods sold	56,296	54,771	55,071	52,492
Direct service costs and other operating expenses(2)	138,254	139,617	141,581	147,130
Depreciation and amortization	13,422	14,235	13,950	13,075
Interest expense	685	584	482	482
Interest income	(817)	(803)	(846)	(809)
	684,519	680,882	677,398	704,038
Income from operations before income taxes	43,534	60,776	72,921	45,172
Provision for income taxes	18,015	25,348	28,137	12,244
Net income	$ 25,519	$ 35,428	$ 44,784	$ 32,928
Weighted average number of common shares outstanding—basic	34,382	33,323	33,450	33,971
Weighted average number of common shares outstanding—diluted	35,074	33,800	34,171	34,730
Net income per common share—basic:	$ 0.74	$ 1.06	$ 1.34	$ 0.97
Net income per common share—diluted:	$ 0.73	$ 1.05	$ 1.31	$ 0.95

(1) Includes stock compensation expense of $6,432, $6,168, $4,124 and $3,058 for the quarters ended March 31, June 30, September 30, and December 31, 2009, respectively.

(2) Includes stock compensation expense of $4,528, $3,706, $3,596 and $3,272 for the quarters ended March 31, June 30, September 30, and December 31, 2010, respectively.

13. Subsequent Events

Agreement with Blue Shield of California

On January 28, 2011 the Company entered into a binding Letter of Agreement (the "Behavioral Letter Agreement") with Blue Shield of California ("Blue Shield") to manage, on a risk and administrative services only basis, the behavioral health, employee assistance program and related benefits for Blue Shield members beginning on January 1, 2012. The Behavioral Letter Agreement has an 8 year term ending on December 31, 2019 but may be terminated by Blue Shield, without cause, beginning after December 31, 2017. The Company anticipates annual revenue from this contract in 2012 to be approximately $150 million. The parties have agreed to work in good faith to finalize definitive agreements reflecting the terms of the Behavioral Letter Agreement. The Behavioral Letter Agreement also requires that the parties receive regulatory approvals in California before October 1,

13. Subsequent Events (Continued)

2011. While the parties do not anticipate any difficulties finalizing the terms of definitive agreements or in obtaining such regulatory approvals, there can be no assurance that such definitive agreements will be finalized or that such required regulatory approvals will be obtained.

The Company and Blue Shield on January 28, 2011 also entered into a non-exclusive strategic relationship comprised of two components:

(i) A non-exclusive Strategic Alliance Agreement (the "Alliance Agreement") pursuant to which the parties will evaluate and consider joint development of products in the State of California. The Alliance Agreement also provides the Company an opportunity to offer to provide additional outsourced services offered by the Company to Blue Shield in the event that Blue Shield decides to replace an existing service provider, outsource a service it has not previously outsourced, or offer a product it has not previously offered. The provision of any such additional services is not mandatory and is subject to the parties agreeing on the terms of a new agreement for any such services.

(ii) A Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which on January 31, 2011 Blue Shield purchased 416,840 shares of the Company's Common Stock (the "Shares") for a total purchase price of $20 million. The Shares were issued to Blue Shield, an accredited investor, in a private placement pursuant to Regulation D of the Securities Act of 1933. Blue Shield has agreed not to transfer such Shares for a two year period, except in the event of any change in control of the Company as defined in the Share Purchase Agreement. The purchase price for the Shares issued was determined taking into account the recent trading price of the Company's Common Stock on NASDAQ and the restrictions on transfer of the Shares agreed to by Blue Shield.

Retroactive rate amendment

In late January 2011, the Company and a Commercial behavioral healthcare customer executed a retroactive rate amendment related to calendar 2010. The effect of the amendment is an increase in revenue for the Company of $7.7 million. Under the Company's revenue recognition policies, the impact of the retroactive rate amendment will be reflected in the Company's results in the first quarter of fiscal 2011.

Increase to share repurchase program

On February 18, 2011, the Company's board of directors increased the stock repurchase program, which was approved on July 27, 2010 and authorizes the Company to purchase up to $350 million of its outstanding common stock through July 28, 2012, by an additional $100 million, to a total of $450 million.

MAGELLAN HEALTH SERVICES, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Addition	Deduction	Balance at End of Period
Year Ended December 31, 2008						
Allowance for doubtful accounts . . .	$1,317	$891(3)	$ (273)(1)	$ —	(20)(2)	$1,915
Year Ended December 31, 2009						
Allowance for doubtful accounts . . .	1,915	112(3)	(650)(1)	116(4)	(135)(2)	1,358
Year Ended December 31, 2010						
Allowance for doubtful accounts . . .	1,358	925(3)	(130)(1)	—	(168)(2)	1,985

(1) Recoveries of accounts receivable previously written off.

(2) Accounts written off.

(3) Bad debt expense.

(4) To establish a reserve on pre-acquisition balances of First Health Services.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
55 Nod Road
Avon, Connecticut 06001
www.MagellanHealth.com

AUDITORS
Ernst & Young
Baltimore, MD

STOCK LISTING
Symbol: MGLN
NASDAQ Stock Exchange

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
Toll Free: 800-937-5449
Local/International: 718-921-8124
Website: www.amstock.com
E-mail: info@amstock.com

Our transfer agent can help with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

INVESTOR RELATIONS
This annual report along with a variety of other financial materials can be viewed at www.MagellanHealth.com. Inquiries may be directed to the Magellan Investor Relations Group at 877-645-6464 or IR@MagellanHealth.com.

ANNUAL MEETING
Magellan's annual shareholder meeting will be held on May 18, 2011 at the Avon Old Farms Hotel, 279 Avon Mountain Road, Avon, Connecticut. The meeting will begin at 9:00 a.m., local time.

SAFE HARBOR STATEMENT
Certain of the statements made in this report constitute forward-looking statements contemplated under the Private Securities Litigation Reform Act of 1995 and are qualified in their entirety by the complete discussion of risks set forth in the section entitled "Risk Factors" in Magellan's Annual Report on Form 10-K for the year ended December 31, 2010, attached herein.

ENVIRONMENTAL AWARENESS
This annual report is printed on recycled paper: 30 percent post-consumer waste (cover and pages one to fourteen); and 10 percent post-consumer waste (10-K).

Design & Photography: Neue Studios, Inc.


MAGELLAN
HEALTH SERVICES

Getting Better All the Time℠

www.MagellanHealth.com